Exhibit 99.1

BALLARD
BALLARD

BALLARD™

We deliver fuel cell power for a sustainable planet

Notice of Annual Meeting, Management Proxy Circular, and 2022 Annual Report

ballard.com

Here for life™

ABOUT BALLARD POWER SYSTEMS

Ballard Power Systems’ (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements concerning anticipated markets for our products, implementation of government policy initiatives, planned manufacturing capacity expansion, product cost reduction activities and planned investments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard’s most recent management’s discussion & analysis.

Other risks and uncertainties that may cause Ballard’s actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. These forward−looking statements are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this document and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

BALLARD POWER SYSTEMS INC.

9000 Glenlyon Parkway

Burnaby, British Columbia, Canada V5J 5J8

NOTICE OF ANNUAL MEETING

TO OUR SHAREHOLDERS:

Our 2022 Annual Meeting (the “Meeting”) will be held on Wednesday, June 7, 2023 at 1:00 p.m. (Pacific Daylight Time). As last year, this year's Meeting will be a virtual meeting of shareholders. You will be able to attend the Meeting, vote and submit your questions during the Meeting via live webcast by visiting www.virtualshareholdermeeting.com/BLDP2023. The Meeting will be held for the following purposes:

1.	To receive our audited financial statements for the financial year ended December 31, 2022 and the report of our auditors thereon;
2.	To elect our directors for the ensuing year;
3.	To appoint our auditors for the ensuing year and to authorize our Audit Committee to fix the remuneration of the auditors;
4.	To consider and, if thought appropriate, to approve a resolution, on an advisory basis, accepting the Corporation’s approach to executive compensation; and
5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

A detailed description of the matters to be dealt with at the Meeting and our 2022 Annual Report are included with this Notice.

To participate in the Meeting, shareholders will need to visit www.virtualshareholdermeeting.com/BLDP2023 and log-in using the 16-digit control number included either on your proxy form or voting instruction form, as applicable. The Meeting platform is fully supported across browsers and devices running the most updated version of applicable software plug-ins. You should ensure you have a strong, preferably high-speed, internet connection wherever you intend to participate in the Meeting. The Meeting will begin promptly at 1:00 p.m. (Pacific Daylight Time) on Wednesday, June 7, 2023. Online check-in will begin starting 15 minutes prior, at 12:45 p.m. (PDT). You should allow ample time for online check-in procedures. The webcast Meeting allows you to attend the Meeting live, submit questions and submit your vote while the Meeting is being held if you have not done so in advance of the Meeting. For any technical difficulties experienced during the check-in process or during the Meeting, please call the number located on the virtual meeting page. Guests will be able to attend the Meeting through the live webcast only, by joining the webcast as a guest at www.virtualshareholdermeeting.com/BLDP2023. They will not be able to submit questions or vote.

DATED at Burnaby, British Columbia, April 10, 2023.

BY ORDER OF THE BOARD “Kerry Hillier” Kerry Hillier Corporate Secretary Ballard Power Systems Inc.

Letter from JAMES ROCHE

Chair of the Board

Fellow Shareholders:

We are at an important moment in the hydrogen and fuel cell journey. While we are at the early stages of market adoption, we are seeing an increasingly constructive policy environment for hydrogen. We are also seeing growing interest for fuel cell solutions in heavy-duty mobility applications. These are markets where your company is well positioned and has been securing customer platform wins.

With net zero goals, energy security imperatives, and increasing concerns around critical materials, it’s become widely accepted that hydrogen will be a core pillar in the global ambition to achieve net zero emissions. Over the past year, the United States has become a hydrogen policy leader with game-changing policy support from the IRA and accelerating activity on hydrogen hubs. Additionally, the European Union has stepped up its commitment to the hydrogen economy with increased targets for green hydrogen production and associated funding support. Thanks to these measures, the outlook for availability of low carbon, low cost hydrogen has become more positive. We expect this will serve as a key enabler for the use of fuel cell applications.

The combination of global policy support, corporate emission reduction targets, and Ballard’s customer-centricity has led to meaningful progress in the number and depth of customer relationships. We are thankful for our customers’ trust as they deploy our fuel cell technology across exciting market opportunities, particularly as the level of competition has increased in our core markets.

Your Board was active in 2022, working collaboratively with the management team to update our long-term strategic plans, review and approve the China MEA manufacturing investment, and respond to a dynamic external environment with a measured operating plan for 2023.

As global commitments to decarbonize increase, we are also pleased to announce our own contribution to these targets. Beyond the positive environmental and societal impacts from customer adoption of our fuel cell products, we also developed a plan to achieve carbon neutrality in our operations by 2030.

In 2023, we will continue to invest in next-generation fuel cell products and prioritize cost reduction, manufacturing scaling, and customer experience.

Duy-Loan Le recently retired from Ballard’s Board of Directors. She has been a valued Board colleague since 2017 and made important contributions given her deep insights on technology development and commercialization. We thank her for her many contributions, integrity, empathy, and humanity.

On behalf of the Board, I would like to express our appreciation to Ballard’s staff as they continue to deliver fuel cell power for a sustainable planet. I would also like to thank our shareholders for supporting our vision to decarbonize hard-to-abate sectors.

“James Roche”

James Roche

Chair of the Board of Directors

Ballard Power Systems Inc.

Letter from RANDY MACEWEN

President and Chief Executive Officer

Fellow Shareholders:

The past year has been one marked by uncertainty as a result of geopolitical flash points, financial market volatility, and the re-opening of many economies. These forces have meant individuals, businesses, and policy makers have all had to make difficult financial decisions. Despite this uncertainty, the year was also marked by greater clarity regarding the role of hydrogen in the world economy and energy transition. We saw governments adopt new policies that we expect will enable the adoption of hydrogen in our core markets.

We are excited by the early progress we are making with our customers in bus, truck, rail, marine, stationary power, and off-highway markets. We believe our core technology provides value to customers in their decarbonization journey in all of our verticals, where they prioritize durability, reliability, and high availability, while requiring power solutions that maintain similar operating practices and minimize infrastructure challenges. Furthermore, by serving customers across our key markets with products that share a common technology platform, we believe we are better positioned to achieve scale for our products, thereby providing a cost advantage for our customers and long-term profitability for our shareholders.

Our 2022 financial results were disappointing. However, we ended the year with strong momentum on customer engagement and order backlog, supporting our outlook for our long-term growth strategy.

2022 revenue was $83.8 million and gross margin was negative 16%, due primarily to lower revenues, a revenue mix shift towards power products, pricing strategy, investments in manufacturing capacity, and certain non-recurring charges. Given the growing policy support of the hydrogen economy and heightened competitive dynamics, we increased investments in our business. We reported a net loss of ($173.5) million and adjusted EBITDA of ($144) million. We ended the year with $914 million in cash reserves.

We grew our backlog substantially to $133.4 million. Of this, power products account for nearly $100 million, which is the highest level of power products backlog in our history. This demonstrates the increasing customer interest in deploying our fuel cell modules and illustrates the results of our intentional shift to a fuel cell products company.

We achieved success in our strategic goals for 2022, as we developed a plan to achieve carbon neutrality by 2030, significantly reduced the cost of our FCmove™-HD+ module, and signed milestone strategic collaboration agreements. We also announced our 9th generation fuel cell engine – the FCmove™-XD at the IAA show in Germany. This product has a higher output than our HD+ product, while offering a compact footprint with increased functionality for vehicle OEMs and integrators.

We also bolstered our executive team, as we hired Dave Mucciacciaro as our Chief Commercial Officer, Mircea Gradu as our Chief Engineering Officer, Mark Biznek as our Chief Operating Officer, and we promoted Jyoti Sidhu as our Chief People Officer.

In our bus market, although revenue declined in 2022, we are encouraged by the growing sales pipeline for fuel bus deployments in Europe and the US, including opportunities where cities are planning to order more than 100 fuel cell buses. Based on this activity, we expect significant growth in the bus market over the coming years.

In the truck market, we announced strategic partnerships with Quantron and Wisdom to accelerate the adoption of fuel cell trucks in Europe and APAC, respectively. We also achieved a development milestone with Linamar, when they unveiled their fuel cell powered class 2 truck chassis.

We achieved measured progress in the rail market as existing customer programs matured, while we also developed relationships with new train OEMs. In the European passenger rail market, Siemens signed an order for 100 fuel cell engines, with plans to purchase an additional 100. In the North American passenger rail market, Stadler placed an order for fuel cell engines to power the first hydrogen train in the United States. In the North American the locomotive market, CP Rail increased its locomotive program and ordered additional engines to support this expansion. I am extremely proud of our team for supporting these success stories, as they were a bright spot for Ballard in 2022.

In the marine market, we delivered modules to our customer Norled, who is now testing the world’s first liquid hydrogen-powered ferry in Norway. In partnership with ABB, we achieved an approval-in-principle from DNV for a jointly-developed fuel cell concept, and carried that success into an industry-first Type Approval by DNV for our FCwave™ module. We also announced an order from Amogy who will be integrate our fuel cells into their ammonia-to-power platform for maritime applications.

For our stationary power market, Fusion Fuel successfully commissioned their H2Évora plant, that uses Ballard fuel cells to deliver stored solar power to the grid during periods of peak demand. Another customer, CrossWind, ordered a 1MW fuel cell system in early 2023 for an offshore wind project in the Netherlands.

In our emerging markets, Anglo American’s ultra-class mine haul truck, powered by Ballard fuel cell engines and integrated by First Mode, began operating in 2022 at a South African platinum mine, proving our product’s capabilities in an extreme, heavy-duty, off-road application.

In our key regions, we saw significant growth in North America, flat results in Europe, a decline in China, and increased activity in the rest of the world. The US has substantially accelerated its hydrogen goals with the IRA, while Europe has increased its already strong commitment to hydrogen. With the tailwinds of policy support in the US and Europe, and the reopening of China in early 2023, we believe we are well-positioned in each of our key regions for long-term growth.

Your company has exceptional talent, leading technology, products, and field experience, deep customer and partner relationships, and a solid balance sheet.

I would like to thank our entire global team for their strong commitment to operating our business with integrity and serving our customers. Their dedication and creativity are the core of what Ballard stands for.

Finally, we want to thank our shareholders for your continued confidence. The passion of our team remains high as we strive to build Ballard into a leading, profitable, and sustainable fuel cell company.

“Randy MacEwen”

Randy MacEwen

President & CEO

Ballard Power Systems Inc.

2022 Ballard Annual Impact Award Recipients

Safety

Health and Safety BFCS

Team Members: Wade Popham

Listen & Deliver

Freight Cost Reductions from Chinese Suppliers

Team Members: Stephen Shen, Andy Chen, Rhealyn Orbon, Mandy Tam, Maria Cagalawan, Vivian Chang, Asila Ashrafi, Betty Yeh, Gabriela Goncalves, Maoning Zhang, Renato Felix & Rhodes Jade

Quality Always

LCS-H Plates Project

Team Members: Nick Wright, Parvez Grewal, Matt Engelhardt, Shane Dunleavy, Noah Mar, Jason Zhao, Alyssa Tam, Abhas Thakur, Mark Reimer, Michael Hammer, Brian Dickson, Maximilian Heine, Jie Lou, Lee Sweetland, Sina Hosseini, Noosha Mirzalou, Grisel Martinez, Natashia Glenn Consebido, Darren Suveges, Isidio Dos Santos, Leonardo Estrada, Neil Black, Khaldoun Petro, Diego Acevedo De Leon, Anas Ur Rehman Mohammed, Johnny Barrett, Lexie Hill & Ruel Corpuz

Supplier Scorecard Expansion

Team Members: Gabriela Goncalves, Irene Presto, Renato Felix, Maoning Zhang, Betty Yeh, Rhealyn Orbon, Asila Ashrafi,Ellen Lindholm, Eric Xie, Kevin Liu, Axel Mauillon, Sunny Fayazmanesh, Gaspar Sanchez, John Wang, Francis Zhuang, Armando Osorio & Ricardo Esparza

Inspire Excellence

Operations Excellence in Modules Production

Team Members: Leonardo Estrada, Eddy Tran, Cindy Seke, Irvin Sambire, Owen Yuan, Frederick Clark, Michell Ireland, Brian Cooper, Juan Medina, Utpal Patel, Arsalan Rokham, Eduardo Cunha, Mauricio Costa, Kin Chi Chu, Ernesto Vicente, Jagdeep Nanda, Hung Vuong, Paul Lam, Allan Bernardo, Anderson Mariano, Emmanuel Santera, Francisco Macambira, April Duan, Jason Supnet, Juan Gonzalez, Milan Mikulica, Mehran Maarefvand, Stephen O`Keefe, Nava Satheeskumar, Julie Woods, Isidio Dos Santos, Nicolas Ferrigno & Fernando Franc

2022 Ballard Annual Impact Award Recipients

Own It

CP Rail – Installation and Commissioning

Team Members: Jacob B. Nørgaard, Andreas Simony Madsen, Rasmus Gyldenøhr, Daniel Hunskær, Søren Moesgaard, Edgars Freimanis, Lars Husted, Kevin Hutton & Karina Rask Thomsen

Row Together

Future of Work Project

Team Members: Darby Ponich, Charles Lockhart, Sarah Steinke, Victor Groot, Kirsten Kirby, David Bailey, Ryan Allison, William Purves, Garth Currier, Erin Rogers, Darcy McGowan, Paul Beattie, Ian Stewart, Warren Williams, Jonathan Lajoie, Colin Redekop, Julie Bellerive, Cara Startek, Sumit Kundu, Adam Brooks, Mark Reimer, Jason Birdsall, Marvio Longuinho, Christine Parado, Evelyn Lai, Ricardo Moreno & Sandra Matsuyama

Innovation

2022 Research MEA Demonstration Goals

Team Members: Ales Horky, Anna Bennett, Annie Chen, Alan Young, Emil Marquez, Esmaeil Alvar, Felipe Bigornia, Daya Chacko, Paul Devproshad, Juan Becerra, Lijun Yang, Hao Zhang, Jingwei Hu, Julie Bellerive, Madhu Saha, Matt Markiewicz, Mfoniso Ette-Umoh, Nadia Tejosantoso, Pan Xu, Phillipe Cote, Rana Nair, Rosauro Ornopia, Sunny Huang & Yingjie Zhou

Clock Speed

CL107

Team Members: Laura Stolar, Matt Markiewicz, Tahmina Akter, Tommy Cheng, Madhu Saha, Paul Devproshad, Hao Zhang, Lijun Yang, Sima Ronasi, Carlo Engage, Daya Chacko, Baljit Dhesi, Anna Bennett, Alona Makarsky, Nayantara Gopi, Angelo Quero, Forbes Ng, Nicolas Peressin, Yeng Lim, Nadia Tejosantoso, Ales Horky, Annie Chen, Nemanja Azaric, Andy Chan, Esmaeil Alvar, Forough Afsahi, Mauricio Blanco, Derek Cheng, Milena Cabral, Sonia Cheung, Kevin Dahl, Monica Dutta, Nasim Farahani, Herwig Haas, Safa Horpan, Sina Hosseini, Pascal Kim, Wanyi Koh, Mike Lauritzen, Noosha Mirzalou, Amin Nouri, Nhi Nguyen, Erin Rodgers, Ryan Rickaby, Keping Wang, Alan Young, Pan Xu, William Miguel, Felipe Bigornia, Yingjie Zhou, Emil Marquez, Laleh Dastmalchi & Mfoniso Ette-Umoh

MANAGEMENT PROXY CIRCULAR

dated as of April 10, 2023

MATTERS TO BE VOTED UPON

Registered Shareholders or their duly appointed proxyholders will be voting on:

•	the election of directors to our Board;
•	the re-appointment of our auditors and authorization for our Audit Committee to fix the remuneration of the auditors;
•	on an advisory basis, the Corporation’s approach to executive compensation; and
•	such other business as may properly be brought before the meeting.

As of the date of this Circular, we know of no amendment, variation or other matter that may come before the Meeting other than the matters referred to in the Notice of Annual Meeting. If any other matter is properly brought before the Meeting, it is the intention of the persons named in the enclosed proxy to vote the proxy on that matter in accordance with their best judgment.

VOTING INFORMATION

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by our management in connection with the Meeting to be held on Wednesday, June 7, 2023 at 1:00 p.m. (Pacific Daylight Time), or the date and place of any adjournment thereof. We are soliciting proxies primarily by mail, but our directors, officers and employees may solicit proxies personally, by telephone, by facsimile transmission or by other means of electronic communication. The cost of the solicitation will be borne by us. The approximate date on which this Circular and the related materials are first being sent to Registered Shareholders is April 24, 2023.

OBTAINING A PAPER COPY OF THE CIRCULAR AND FINANCIAL STATEMENTS

In lieu of mailing the Notice of Meeting, Circular and our audited financial statements and management's discussion and analysis for the year ended December 31, 2022, the Corporation is using notice-and-access to provide an electronic copy of these documents to Registered Shareholders and Beneficial Shareholders by posting them on www.ballard.com and on the Corporation's profile on www.SEDAR.com. For more information regarding notice-and-access, you may call toll free at 1-844-916-0609 (English) or 1-844-973-0593 (French), from Canada or the United States.

If you wish to obtain a paper copy of these documents, you may call toll free at 1-877-907-7643, from Canada or the United States and enter the 16-digit control number located on your form of proxy or voting instruction form.

If you do not have a control number, please call toll free at

•	1-844-916-0609 (English) or 1-844-973-0593 (French) within North America or
•	1-303-562-9305 (English) or 1-303-562-9306 (French) if dialing from outside North America.

You must call to request a paper copy by May 19, 2023 in order to receive a paper copy prior to the deadline for submission of your voting instructions or form of proxy. If your request is received on or after the date of the Meeting, then the documents will be sent to you within ten calendar days of your request. Ballard will provide a paper copy of the documents to any Registered or Beneficial Shareholder upon request for a period of one year following the date of the filing of this Circular on www.SEDAR.com.

If you have standing instructions to receive paper copies of these documents and would like to revoke them, please call the individual who services your account.

Distribution of Meeting Materials to Beneficial Shareholders

The Corporation has distributed copies of the notice-and-access notice and voting instruction form to the depositories and intermediaries for onward distribution to Beneficial Shareholders. Beneficial Shareholders who have previously provided standing instructions will receive a paper copy of the Notice of Meeting, Circular, financial statements and related management’s discussion and analysis. If you are a Beneficial Shareholder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings and securities have been obtained in accordance with securities regulatory requirements from the intermediary holding on your behalf.

HOW TO VOTE

Shareholders are encouraged to vote in advance of the Meeting at www.proxyvote.com.

Even if you currently plan to participate in the Meeting, you should consider voting your Shares by proxy in advance so that your vote will be counted if you later decide not to attend the Meeting or in the event that you are unable to access the Meeting for any reason.

Vote Options

VOTE BY INTERNET:

To vote by Internet, visit www.proxyvote.com or scan the QR Code to access the website. You will need your 16-digit control number located on the form of proxy/voting instruction form. Vote cut-off is 5:00 p.m. (PDT) on Monday, June 5, 2023.

VOTE BY MAIL:

Return the completed, signed and dated form of proxy/voting instruction form by mail in the business reply envelope to: Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON L3R 9Z9.

VOTE BY TELEPHONE:

As an alternative, you may enter your vote instruction by telephone at 1-800-474-7493 (English) or 1-800-474-7501 (French). You will need your 16-digit control number located on the form of proxy/voting instruction form.

Appointee Instructions

You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will reduce the risk of any mail disruptions in the current environment and will allow you to share the Appointee Information you have created with any other person you have appointed to represent you at the Meeting more easily. If you do not designate the Appointee Information when completing your form of proxy or voting information form or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to access and vote at the Meeting on your behalf, that other person will not be able to access the Meeting and vote on your behalf.

You must provide your Appointee the exact name and eight-character Appointee Identification Number to access the Meeting. Appointees can only be validated at the Meeting using the exact name and eight-character Appointee Identification Number you enter.

If you do not create an eight-character Appointee Identification Number, your appointee will not be able to access the Meeting.

Proxy Cut-off

You are encouraged to provide your voting instructions or appoint your proxyholder online at www.proxyvote.com in accordance with the instructions on the form of proxy by no later than 5:00 p.m. (PDT) on Monday, June 5, 2023, or if the Meeting is adjourned, at least 48 hours (not including Saturdays, Sundays or statutory holidays in B.C.) prior to the reconvened meeting (the proxy cut-off). If you prefer, you may also complete and return your form of proxy to Broadridge at Data Processing Centre, P.O. Box 3700 STN Industrial Park, Markham, ON, L3R 9Z9. Broadridge must receive your completed form of proxy or voting instruction form prior to the proxy deadline.

Providing your voting instructions or voting by proxy cut-off will ensure your vote is counted at the Meeting even if you later decide not to attend the Meeting or are unable to access it in the event of technical difficulties. If you attend and vote at the Meeting during the live webcast, any proxy you have previously given will be revoked.

Changing your Voting Instructions

If you change your mind about how you want to vote your Shares, you can revoke your proxy form or voting instruction form by voting again on the internet or by phone.

Registered Shareholders can revoke their instructions by delivering a signed written notice executed by the Registered Shareholder or by his or her attorney authorized in writing or, where the Registered Shareholder is a company, by a duly authorized officer or attorney of that company, and delivered to:

•	Broadridge Investor Communications Corporation at 2601 14th Avenue, Markham, Ontario L3R 0H9, at any time up to and including the last business day preceding the day of the Meeting;
•	the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting; or
•	the chair of the Meeting on the day of the Meeting and before any vote in respect of which the proxy is to be used is taken.

Beneficial Shareholders who are unable to vote on the internet or by phone should consult their intermediary if they wish to revoke their instructions.

A proxy may also be revoked in any other manner provided by law. Any revocation of a proxy will not affect a matter on which a vote is taken before such revocation.

VOTING OF SHARES AND EXERCISE OF DISCRETION BY PROXIES

If you complete and submit your proxy properly, then the proxyholder named in the accompanying form of proxy will vote or withhold from voting the Shares represented by the proxy in accordance with your instructions.

If you do not specify a choice on any given matter to be voted upon, your Shares will be voted in favour of such matter. The proxy grants the proxyholder the discretion to vote on amendments to or variations of matters identified in the Notice of Annual Meeting and with respect to other matters that may properly come before the Meeting.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

As of the Record Date of April 10, 2023, we had 298,685,476 Shares issued and outstanding, each carrying the right to one vote. Every individual who is present as a Registered Shareholder or as a representative of one or more corporate Registered Shareholders, or who is holding a proxy on behalf of a Registered Shareholder who is not present at the Meeting, will have one vote for each Share recorded in the Registered Shareholder’s name in the Corporation’s central securities register.

As of the Record Date, Weichai Power Co., Ltd. (“Weichai”) beneficially owns 46,131,712 Shares, representing 15.4% of all issued and outstanding Shares, each carrying the right to one vote. As of the Record Date, to the knowledge of our directors and executive officers, no other person beneficially owns, controls or directs, directly or indirectly, Shares carrying more than 10% of the voting rights attached to all issued and outstanding Shares carrying the right to vote in all circumstances.

ELECTION OF DIRECTORS

At the Meeting you will be asked to elect nine directors. All our nominees are currently members of the Board. Each elected director will hold office until the end of our next annual shareholders’ meeting (or if no director is then elected, until a successor is elected) unless the director resigns or is otherwise removed from office earlier. If any nominee for election as a director advises us that she or he is unable to serve as a director, the persons named in the enclosed proxy will vote to elect a substitute director at their discretion.

As part of the collaboration with Weichai announced on November 13, 2018, Weichai has the right to nominate two directors to Ballard’s Board so long as Weichai holds at least 15% of Ballard’s outstanding Shares.

The following information pertains to our director nominees as of April 10, 2023.

Kathy Bayless Age: 66 California, USA Director since: 2021 Independent	Ms. Bayless’ principal occupation is corporate director. Ms. Bayless is a member of the Board and Audit Committee Chair of Veeco Instruments Inc. (electronics manufacturing equipment)). Previously Ms. Bayless held various executive roles at public technology companies including SVP Chief Financial Officer and Treasurer at Synaptics, Incorporated as well as Komag, Incorporated. Ms. Bayless is a Certified Public Accountant in California.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit SGC	9 5 2	100% 100% 100%	Current: Veeco Instruments Inc Previous: Energous Corporation
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	0	11,602	11,602	78,894	On track
	2022	0	1,690	1,690	23,001	On track

Douglas P. Hayhurst Age: 76 B.C., Canada Director since: 2012 Independent	Mr. Hayhurst’s principal occupation is corporate director. Previously, Mr. Hayhurst was a Global Industry Leader with IBM Canada Business Consulting Services (consulting services) and with PricewaterhouseCoopers Management Consultants (consulting services). Prior to that, Mr. Hayhurst held various senior executive management roles with Price Waterhouse Canada including National Deputy Managing Partner (Toronto) and Managing Partner for British Columbia (Vancouver). Mr. Hayhurst received a Fellowship (FCA) from the Institutes of Chartered Accountants of British Columbia and of Ontario. He has completed the Directors Education Program of the Institute of Corporate Directors and has received his ICD.D designation.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit (Chair) PCC PCGCC	9 5 5 4	100% 100% 100% 100%	Current: none Previous: Accend Capital Corporation; Canexus Corporation; Catalyst Paper Corporation; Northgate Minerals Corporation
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	5,000	227,526	232,526	1,581,289	Achieved
	2022	5,000	216,089	221,089	3,009,021	Achieved

Kui (Kevin) Jiang Age: 59 Shandong, China Director since: 2019 Independent(3) (Weichai nominee)	Mr. Jiang is President of Shandong Heavy Industry Group Co., Ltd. (heavy machinery manufacturing). He is also a non-executive director of Weichai Power Co., Ltd, (diesel engine, powertrain and hydraulic products manufacturing), a supervisor of KION Group AG (intralogistics, warehouse solutions and industrial trucks), and director of Shantui Construction Machinery Co., Ltd. (heavy machinery manufacturing). Previously, Mr. Jiang was deputy general manager of Shandong Bulldozer General Factory (heavy machinery manufacturing); deputy general manager of Shantui Construction Machinery Import and Export Company (heavy machinery); a director and senior officer of Shantui Engineering Machinery Co., Ltd. (heavy machinery); deputy general manager of Shandong Engineering Machinery Group Co., Ltd. (heavy machinery); executive deputy general manager and vice chairman of Weichai Group Holdings Limited (diesel engine manufacturing); and chairman of Shanzhong Jianji Co., Ltd. (heavy machinery). He is a senior engineer and holds an MBA degree.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	7	78%	Current: Weichai Power Co., Ltd.; KION Group AG (supervisor); Shantui Construction Machinery Co., Ltd. Previous: Sinotruk (Hong Kong) Limited; Power Solutions International Inc.;
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines(4)
	2023	0	0	0	0	N/A
	2022	0	0	0	0	N/A

Randy MacEwen Age: 54 B.C., Canada Director since: 2014 Non-Independent	Mr. MacEwen is President and Chief Executive Officer of Ballard, a position he has held since 2014. Previously, Mr. MacEwen was the founder and Managing Partner at NextCleanTech LLC (consulting services) from 2010 to 2014; and President & CEO and Executive Vice President, Corporate Development at Solar Integrated Technologies, Inc. (solar) from 2006 to 2009 and 2005 to 2006, respectively. Prior to that, Mr. MacEwen was Executive Vice President, Corporate Development at Stuart Energy Systems Corporation (electrolysers) from 2001 to 2005; and an associate at Torys LLP (law firm) from 1997 to 2001.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	9	100%	Current: Brookfield Renewable Corporation Previous: Solar Integrated Technologies Inc.
	Securities Held(1, 5)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines(4)
	2023	312,680	148,046	460,726	3,132,939	N/A
	2022	312,680	148,046	460,726	6,270,481	N/A

Hubertus M. Muehlhaeuser Age: 53 Schwyz, Switzerland Director since: 2021 Independent	Mr. Muehlhaeuser is Chairman & CEO of Pontem Corporation (special purpose acquisition company) Chairman of Kelvion Holding Ltd. (heat exchangers); and Chairman of FläktGroup Ltd. (air handling technology solutions). Previously Mr. Muehlhaeuser was CEO and Executive Director at CNH Industrial N.V. (agricultural equipment), CEO and Executive Director at Welbilt Inc. (food and beverage equipment) and Sr. Vice President and General Manager at AGCO Corporation (agricultural equipment).
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Commercial PCC (Chair) PCGCC	9 3 5 4	100% 100% 100% 100%	Current: Pontem Corporation Previous: CNH Industrial NV; Welbilt Inc.
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	0	14,401	14,401	95,479	On track
	2022	0	3,187	3,187	43,375	On track

Marty Neese Age: 60 California, USA Director since: 2015 Independent	Mr. Neese is CEO of Verdagy Inc. (electrolysis and hydrogen production). He is also co-founder of Nuvosil AS (silicon recycling). Previously, he was Chief Operating Officer of Velodyne LiDAR, Inc. (autonomous vehicles) from February 2017 to October 2017. Prior to that, Mr. Neese was Chief Operating Officer of SunPower Corporation (solar power equipment and services) from 2008 to 2017; responsible for Global Operations at Flextronics (electronics manufacturing services) from 2007 to 2008 following its acquisition of Solectron Corporation (electronics manufacturing services) where he was Executive Vice President from 2004 to 2007.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Commercial SGC	9 3 2	100% 100% 100%	Current: none Previous: none
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	0	91,374	91,374	621,343	On track
	2022	0	75,211	75,211	1,023,622	On track

James Roche Age: 60 Ontario, Canada Director since: 2015 Independent	Mr. Roche is founder, President & CEO of Stratford Group Ltd. (management consulting services), a position he has held since 2008, and Chair, President & CEO of ThinkRF Corp. (communications equipment manufacturer), a position he has held since 2016. Prior to that, Mr. Roche was co-founder, President and CEO of Tundra Semiconductor (semiconductor component manufacturer) from 1995 to 2006 and founding member and executive at Newbridge Networks Corporation (communications equipment manufacturer) from 1986 to 1995.
	Board and Committee Membership	Attendance		Other Public Board Memberships(6)
	Board (Chair) Audit Commercial PCC PCGCC SGC	9 5 3 5 4 2	100% 100% 100% 100% 100% 100%	Current: Information Services Corporation Previous: Wi-LAN Inc.; Tundra Semiconductor Corporation; Aztech Innovations Inc..
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	50,000	101,557	151,557	1,030,587	On track
	2022	50,000	88,442	138,442	1,884,196	On track

Shaojun (Sherman) Sun Age: 58 Shandong, China Director since: 2019 Independent(3) (Weichai nominee)	Mr. Sun is Vice GM of Shandong Heavy Industry Group Co., Ltd. (heavy machinery manufacturing) a director of Weichai Power Co., Ltd. (diesel engine, powertrain and hydraulic products manufacturing), a director of Weichai Group Holdings Limited (diesel engine manufacturing), Vice Chair of Power Solutions International Inc. (cleantech engine and powertrain manufacturing), and a director of Sinotruck (Hong Kong) Limited (heavy-duty truck manufacturing). Previously, Mr. Sun was supervisor and chief engineer at Weifang Diesel Engine Factory (diesel engine manufacturing) and director of Torch Automobile Group Co., Ltd. (heavy machinery and automotive manufacturing). He holds doctorate degree in engineering.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board	8	89%	Current: Weichai Power Co., Ltd.; Power Solutions International Inc.; Sinotruck (Hong Kong) Limited Previous: none
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines(4)
	2022	0	0	0	0	N/A
	2021	0	0	0	0	N/A

Janet Woodruff Age: 66 B.C., Canada Director since: 2017 Independent	Ms. Woodruff’s principal occupation is corporate director. Previously, Ms. Woodruff served as acting CEO to the Transportation Investment Corporation (transportation infrastructure management) from 2014 to 2015, advisor to the board (2013-2014) and interim Chief Financial Officer (2012-2013). Prior to that, she was Vice President and Special Advisor to BC Hydro (public utility) from 2010 to 2011; Interim President (2009-2010) and Vice President, Corporate Services and Chief Financial Officer (2007-2008) of BC Transmission Corporation (electricity transmission infrastructure); and Chief Financial Officer and Vice President, Systems Development and Performance of Vancouver Coastal Health (regional health authority) from 2003 to 2007.
	Board and Committee Membership	Attendance		Other Public Board Memberships
	Board Audit PCC PCGCC (Chair) SGC (Chair)	9 5 5 4 2	100% 100% 100% 100% 100%	Current: Keyera Corporation; Altus Group Limited; Capstone Infrastructure Corporation(7) Previous: FortisBC Energy Inc. and FortisBC Inc.; Nordion Inc. (formerly MDS Inc.); Pacific Northern Gas
	Securities Held(1)
	Year	Shares	DSUs	Total of Shares and DSUs	Value of Shares and DSUs (CDN$)(2)	Director Share Ownership Guidelines
	2023	0	50,149	50,149	341,013	On track
	2022	0	39,028	39,028	531,171	On track
(1)	As of April 10, 2023 and April 11, 2022, respectively. The number of Shares shown as being held by each nominee constitute the number beneficially owned, or controlled or directed, directly or indirectly, by that nominee and such information has been provided to us by that nominee.
(2)	Based on a CDN$6.80 and CDN$13.61 closing Share price on the TSX as of April 10, 2023 and April 11, 2022, respectively.
(3)	Mr. Jiang and Mr. Sun, as Weichai nominees, are not considered independent under NASDAQ rules for the purposes of serving on the Audit Committee.
(4)	Directors who are shareholder nominees appointed pursuant to agreements with the Corporation are not subject to director share ownership guidelines. As President and CEO, Mr. MacEwen is subject to executive share ownership guidelines: see “Share Ownership Guidelines and Share Trading Policy” for more details.
(5)	As President and CEO, Mr. MacEwen also holds PSUs and Options. See the “Executive Compensation Tables” for more details.
(6)	Canadian securities legislation requires disclosure if, as at the date of the Circular, or within 10 years before the date of the Circular, a director or executive officer was a director or officer of any company that became insolvent while that person was acting in that capacity, or within one year from ceasing to act in that capacity. In this regard, Mr. Roche was Chair of Aonix Advanced Materials Corp. (a private company) when a bankruptcy order was issued against it under the Bankruptcy and Insolvency Act (Canada) on October 13, 2017.
(7)	Capstone Infrastructure Corporation is a wholly owned subsidiary of Irving Infrastructure Corp., but which has preferred shares that are publicly traded on the TSX.

APPOINTMENT OF AUDITORS

Our Audit Committee has recommended that KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, be nominated at the Meeting for re-appointment as our external auditors. Our Audit Committee will fix the remuneration of our external auditors if authorized to do so by Shareholders at the Meeting. It is expected that representatives of KPMG LLP will be present at the Meeting. KPMG LLP were appointed as our external auditors in 1999. We comply with the requirement regarding the rotation of our audit engagement partner every five years. A new audit engagement partner was appointed in 2020.

The following table shows the total fees we incurred with KPMG LLP in 2022 and 2021:

Type of Audit Fees	2022 (CDN$)	2021 (CDN$)
Audit Fees	913,430	855,287
Audit-Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The People & Compensation Committee (“PCC”) monitors developments and trends relating to best practices on corporate governance and executive compensation, including relating to “say-on-pay” in Canada and in the United States. In the United States, the SEC has established “say-on-pay” advisory shareholder vote requirements for certain issuers. Although the Corporation’s Shares are traded on NASDAQ, Ballard is a “foreign private issuer” under applicable SEC rules and, accordingly, these requirements do not apply to the Corporation. Although “say-on-pay” shareholder votes have yet to be mandated in Canada, a number of larger issuers in Canada have voluntarily implemented such advisory votes. Ballard has also voluntarily implemented “say on pay” advisory votes. At the request of the Board, our shareholders have passed resolutions, on an advisory basis, accepting the Corporation’s approach to executive compensation since 2011.

The PCC recommended to the Board that Shareholders again be provided the opportunity, on an advisory basis, to vote at the Meeting in respect of the Corporation’s approach to executive compensation. The PCC also recommended that adoption by the Board of a formal “say-on-pay” policy should continue to be deferred until applicable Canadian securities regulatory authorities have set out the regulatory requirements applicable to the Corporation.

Accordingly, Shareholders are able to vote at this Meeting, on an advisory and non-binding basis, “FOR” or “AGAINST” the Corporation’s current approach to executive compensation through the following resolution:

“RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Corporation, that the Shareholders accept the approach to executive compensation disclosed in the Corporation’s Circular dated April 10, 2023.”

The Board believes that Shareholders should be well informed about and fully understand the objectives, philosophy and principles that it has used to make executive compensation decisions. For information regarding Ballard’s approach to executive compensation, Shareholders should review the section entitled “Executive Compensation – Compensation Discussion and Analysis” appearing below in this Circular.

Approval of the above advisory resolution will require an affirmative vote of a majority of the votes cast on the matter at the Meeting. Abstentions will have no effect and will not be counted as votes cast on the resolution. As the vote on this resolution is advisory, the results will not be binding on the Board or the PCC. However, the Board and the PCC will take the results of the advisory vote into account, as appropriate, as part of their ongoing review of the Corporation’s executive compensation objectives, philosophy, principles, policies and programs.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No one who has been a director, director nominee or executive officer of ours at any time since January 1, 2023, or any of his or her associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

CORPORATE GOVERNANCE

Our Board and senior management consider good corporate governance to be central to our effective and efficient operation. We monitor corporate governance initiatives as they develop and benchmark industry practices to ensure that we are complying with applicable corporate governance rules.

Our corporate governance practices are reflected in our Corporate Governance Policies, which provide for board composition and director qualification standards, tenure and term limits, director responsibilities, the form and amount of director compensation, director orientation and continuing education, management succession planning and performance evaluation of the Board.

The Board operates under a formal mandate (a copy of which is attached as Appendix “A”), which sets out its duties and responsibilities, including matters such as corporate strategy, fiscal management and reporting, selection of management, legal and regulatory compliance, risk management, cybersecurity, external communications and board effectiveness. The Board has also established terms of reference for the Board Chair and for individual directors that set out the directors’ individual responsibilities and duties. Terms of reference are also established for the CEO. These terms of reference and our Corporate Governance Policies serve as a code of conduct with which each director is expected to comply, and address matters such as conflicts of interest, the duties and standard of care of directors, the level of availability expected of directors, requirements for maximizing the effectiveness of Board and committee meetings, and considerations that directors are to keep in mind in order to make effective and informed decisions.

In addition, we have a Board-approved Code of Ethics, which applies to all members of the Board, as well as our officers and employees. This document is reviewed annually and updated or revised as necessary. Annually, all our regular full/part time and temporary employees of Ballard and our subsidiaries globally, and the Board, are required to formally acknowledge they have read, reviewed and comply with the Code of Ethics. A compliance report is then presented to the Sustainability & Governance Committee (“SGC”) and Board.

Copies of our Corporate Governance Policies, the Board mandate, Chair and director terms of reference and our Code of Ethics can be found on our website (https://www.ballard.com/investors/governance).

We believe that we comply with all applicable Canadian securities administrators (“CSA”) and NASDAQ corporate governance rules and guidelines. The CSA requires that listed corporations subject to National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) disclose their policies respecting corporate governance. We comply with NI 58-101, which addresses matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. We are exempt from the NASDAQ corporate governance rule requiring that each NASDAQ quoted company has in place a minimum quorum requirement for shareholder meetings of 33 1/3% of the outstanding shares of the company’s voting common stock. Our by-laws currently provide that a quorum is met if holders of at least 25% of the votes eligible to be cast at a Shareholders’ meeting are present or represented by proxy at the meeting.

We have also reviewed our internal control and disclosure procedures, and are satisfied that they are sufficient to enable our Chief Executive Officer and Chief Financial Officer to certify our interim and annual financial reports filed with Canadian securities regulatory authorities, and to certify our annual financial reports filed with the SEC.

SHAREHOLDER FEEDBACK AND COMMUNICATION

Our directors and managers recognize the benefits that come from a robust dialogue with shareholders and other relevant parties. We maintain an ongoing dialogue with our shareholders around our growth strategy, market positioning, financial performance, ESG practices, executive compensation, and corporate governance. Throughout the year, members of our Investor Relations team and leaders of our business engage with our shareholders to seek their input and feedback, to remain well-informed regarding their perspectives and to help increase their understanding of our business. Shareholders are able to send a message to our Investor Relations team directly at investors@ballard.com, ensuring that Ballard as an organization is accessible to all investors.

We have an e-mail process for Shareholders to communicate directly with the Board. Shareholders who wish to can send a message to the Board Chair at boardofdirectors@ballard.com. The email address is also available on our website (http://ballard.com/contact-us). A summary of shareholder feedback that is received by us is provided to the Board through a quarterly report.

Additionally, we plan to host our Capital Markets Day on June 13, 2023, to provide an update on our business, including our corporate strategy and outlook. We will provide additional details on how to participate in this event in the coming months and we look forward to addressing your questions and feedback.

BOARD COMPOSITION AND NOMINATION PROCESS

All of our directors are independent except for Randy MacEwen, our President and Chief Executive Officer. “Independence” is judged in accordance with the provisions of the United States Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), and as determined by the CSA and the NASDAQ. Mr. Jiang and Mr. Sun, as Weichai nominees, are not considered independent under NASDAQ rules for the purposes of serving on the Audit Committee. We conduct an annual review of the other corporate boards on which our directors sit and have determined that currently there are no board interlocks with respect to our directors. The Board has also established a guideline for outside public board service. Directors may sit on no more than five public company boards, including the Corporation's Board; and for directors who are CEOs (or hold similar positions), no more than two public company boards in addition to his/her own company’s board. In calculating service on public company boards, service on a board of a company affiliated with the director’s employer is not included. Currently all of our Board members comply with this guideline.

The Board believes that its membership should be composed of highly qualified directors with diverse and complementary backgrounds, skills sets and experience bases and who demonstrate integrity and suitability for overseeing management. Our SGC conducts an annual process under which an assessment is made of the skills, expertise and competencies of the directors and is compared to our needs and the needs of the Board. This process culminates in a recommendation to the Board of individual nominee directors for election at our annual Shareholders’ meeting. To this end, the SGC will, when identifying candidates to recommend for appointment or election to the Board:

a)	consider only candidates who are highly qualified based on their relevant experience, expertise, perspectives, and personal skills and qualities, and cultural fit;
b)	consider diversity criteria including gender, age, ethnicity and geographic background; and
c)	in addition to its own search, as and when appropriate from time to time, engage qualified independent external advisors to conduct a search for candidates who meet the Board’s expertise, skills and diversity criteria.

DIVERSITY

The Board considers diversity (including gender, as well as members of minority groups, geography, skills, competency and age) as one of the important criteria relative to the composition of the Board and management. To this end, the Corporation has adopted a Diversity & Inclusion Policy, a copy of which can be found on our website (https://www.ballard.com/investors/governance), which guides the identification and nomination of diverse directors and executive officers.

The Board acknowledges the value of diversity in contributing to enhanced decision making and increased shareholder value and promotes diversity and inclusion as part of the corporate culture.

Ballard’s director nominees represent a well-rounded diversity of skills, knowledge, experience and perspectives and all are seasoned leaders. The following table provides a summary of the gender and demographic diversity of our directors.

Board Diversity Matrix (As of April 10, 2023)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose
Part I: Gender Identity
Directors	2	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	2
LGBTQ+	0
Did Not Disclose	0

	2023		Target	Target Date	Status
	Number	%
Women on Board(1)	2	22%	30%	2023	Not Achieved
Women in executive officer positions	1	14%	NA	N/A	N/A
(1)	Ms. Le resigned from the Board effective February 28, 2023.

During 2022, the Board had ten directors, of which three directors were women, representing 30% of the number of directors. In February 2023, Duy-Loan Le resigned from the Board. As a result, until a replacement director is appointed, the Board is currently comprised of nine directors, of which two directors are women, representing 22% of the number of directors. The Corporation plans to conduct a search for a replacement director in 2023, and expects to have at least three women on the Board in late 2023 or early 2024, representing at least 30% of the number of directors at such time.

The Corporation does not have a target number of women executive officers. Given the small size of its executive team, the Corporation believes that implementing targets would not be appropriate. However, in its hiring practices, the Corporation considers the number of women and other diverse candidates in executive officer positions and the desirability of achieving an appropriate level of representation. The PCC and Board annually review executive succession plans and emerging leadership candidates, including a review of demographic information to ensure the correct focus on diversity. Individual development plans are established by management, including those for female leaders The Corporation is also a member of the Canadian chapter of the 30% Club, a group whose aspirational goal is for 30% of board seats and C-Suites to be held by women by 2022. As noted above, the Corporation achieved this aspirational goal for Board gender diversity during 2022. For our executive team, during most of 2022, we had six executives, including two women, representing 33% of our executives. However, given changes to our executive team during 2022 and in early 2023, we currently have a total of seven executives, including one woman, representing 14% of our executives. The changes to our executive team in 2022 and early 2023 included the hiring of Mr. David Mucciacciaro as our Chief Commercial Officer (succeeding a male executive in this role who retired during 2022), the hiring of Mr. Mircea Gradu as our Chief Engineering Officer (which was a new role added to our executive team in 2022), the promotion of Ms. Jyoti Sidhu (who previously served as SVP, Operations) as our Chief People Officer (replacing the departure of a woman executive previously in this role), and the hiring of Mr. Mark Biznek as our new Chief Operating Officer (succeeding Ms. Sidhu as our senior operations leader, who previously served as our SVP, Operations). For the hiring of each of these executive roles during 2022 and early 2023, we used the services of an executive search firm to identify and screen potential candidates, with gender diversity as a key part of our search criteria and candidate mix. While we targeted to increase the gender diversity of our executive team during these searches in 2022, we were not successful at qualifying and progressing women candidates through the hiring process for the Chief Commercial Officer, Chief Engineering Officer and Chief Operating Officer roles. We continue to prioritize gender diversity in our succession planning and search criteria.

The PCC assesses the effectiveness of the Corporation’s approach to diversity annually and recommends changes to the Board, including the possible adoption of measurable diversity objectives for executive positions, as appropriate. For more details on the Corporation’s global diversity and inclusion programs, please review the ESG reports found on our website (https://www.ballard.com/about-ballard/our-sustainability).

BOARD COMPETENCIES

The SGC defines director competency as skill, knowledge, education, experience or expertise that can be measured and contributes to director effectiveness. It is not necessary for directors to be expert in most or even many competencies. What is important is that the Board has the collective knowledge and experience to provide oversight and strategic advice to management. The SGC and the Board have determined that the following competencies are the most relevant for the Board at this time:

a)	Direct experience in leading a business as a CEO or other senior executive
b)	Strategy development experience

c)	Financial literacy
d)	M&A and capital markets experience
e)	Corporate governance experience & education
f)	People and compensation experience, including succession planning, talent management, leadership development and executive compensation
g)	Experience with technology research and development, application, product development, and early stage commercialization
h)	Knowledge and understanding of the fuel cell hydrogen value chain, including hydrogen production, storage, infrastructure and fueling
i)	Executive or board experience in the transportation mobility sector
j)	Executive or board experience operating in multiple jurisdictions with diverse political, cultural, regulatory and business environments
k)	Sales/Marketing experience

Annually, each director completes a self-assessment of their knowledge, skills and experience for each of the relevant competencies. This information is used to assess the Board’s overall strengths and to assist in the Board’s ongoing renewal process, which balances the need for experience and knowledge of the Corporation’s business with the benefit of board renewal and diversity. Although the directors have a breadth of experience in many areas, the skills matrix set out below lists the key competencies determined by each director. The matrix is not intended to be an exhaustive list of each director’s skills and experience.

Competencies
CEO/Executive Leadership	✓		✓	✓	✓	✓	✓		✓
Strategy	✓	✓	✓	✓	✓	✓	✓	✓	✓
Financial Literacy	✓	✓		✓			✓		✓
M&A and Capital Markets	✓	✓	✓	✓	✓
Corporate Governance	✓	✓	✓	✓	✓		✓		✓
People and Compensation		✓	✓	✓	✓				✓
Technology						✓	✓	✓
Hydrogen Economy				✓		✓		✓
Transportation and Mobility			✓		✓			✓
Global Markets	✓	✓	✓	✓	✓	✓	✓	✓
Sales/Marketing			✓				✓

BOARD ORIENTATION AND EDUCATION

We have established a formal director orientation and ongoing education program. Upon joining our Board, each director receives an orientation regarding our business. Such orientation includes site visits to our manufacturing facilities, presentations regarding our business, technology and products, and access to digital resources that contain various reference documents and information. Continuing education is offered by way of ongoing circulation of information regarding material industry developments and other topical subject matters; management presentations at Board meetings; and guest speakers who are invited to speak to our Board on various topics. From time to time, we have invited guest speakers to speak to our Board about the fuel cell industry, government policy, regional markets, capital markets, ESG, corporate governance and risk management, and internal management representatives to speak about various issues, including relating to our industry, business, strategy, markets, customers, projects, technology, products, services, operations, employee relations, investor relations and risks. The orientation and ongoing educational presentations that are made by internal management provide an opportunity for Board members to meet and interact with members of our management team.

The Board prepares an annual education calendar with input from management. Board meetings include regular management presentations on business and operations, and the Board also receive educational presentations from management on various topics. Directors also participate in online conferences and education programs provided by NACD, ICD and other providers. In 2022, Board education sessions included presentations, materials and/or speakers on a variety of topics, including industry developments, bus customer panel, carbon markets, competitive benchmarking, product roadmap, strategy, enterprise risk management, next generation production processes and global geopolitics.

BOARD AND DIRECTOR PERFORMANCE EVALUATIONS

Each year, the Board conducts an evaluation and review of its performance during the past year. The evaluation is conducted through a process determined from time to time by the SGC which elicits responses from individual directors on a confidential basis regarding performance and effectiveness of the Board and individual directors. The process may include the completion of a questionnaire by all of the directors as well as individual director self-evaluations and peer evaluations. The SGC presents the summary results to the full Board, which then determines appropriate actions and changes to improve overall Board effectiveness.

In 2022, the process included completion of a confidential survey by each director. The survey included questions relating to Board organization and function; committee organization and function; Board relationships; director responsibilities and Board impact; Board succession; and also included peer reviews. A written summary of the survey results was presented to the SGC. The Board Chair provided one-on-one feedback to each Board member, and the SGC Chair provided one-on-one feedback to the Board Chair.

The Board also identifies a list of focus priorities each year. The SGC and the Board regularly monitor progress against these priorities throughout the year.

TENURE AND TERM LIMITS

Director Term Limits(1)		Other Mechanisms for Board Renewal
Age Limit	Tenure Limit
No	15 years	No other mechanisms for board renewal adopted
(1)	These provisions do not apply to the President & Chief Executive Officer in his/her role as a Board member.

Directors are elected yearly at our annual Shareholders’ meeting and serve on the Board until the following annual Shareholders’ meeting, at which time they either stand for re-election or leave the Board. If no meeting is held, each director serves until his or her successor is elected or appointed, unless the director resigns earlier.

Independent directors (excluding nominee directors) are expected to serve on at least one Committee of the Board. The SGC is tasked with ensuring a rotation of Committee members and Chairs to broaden the experience and skills of each member of the Board, and ensure an appropriate mix of experience and expertise in respect of the various roles of the Board and its committees.

DIRECTOR SHARE OWNERSHIP GUIDELINES

We have minimum share ownership guidelines that apply to our directors, other than management directors (Mr. MacEwen, who is subject to similar guidelines for our executive officers) and directors who are shareholder nominees appointed pursuant to agreements with the Corporation (Mr. Jiang and Mr. Sun, who are Weichai nominees).

All other directors are required to hold at least the number of Shares that has a value equivalent to three times the director’s prevailing annual retainer. Directors have six years from the date that they are first elected to the Board to comply with this minimum share ownership guideline. Any DSUs that a director receives as payment for all or part of their annual retainer will be credited towards calculating achievement of the minimum share ownership requirements.

The value of Shares and DSUs held by directors is measured on or about December 31st of each year based on the purchase price actually paid by the director for such Shares or the value of DSUs or Shares received by the director when issued to the director by the Corporation.

Any director who fails to comply with the minimum share ownership guidelines will not be eligible to stand for re-election. Currently, all of our directors have met or are on track to achieve these guidelines.

BOARD MEETINGS

The Board meets on a regularly scheduled basis and directors are kept informed of our business and operations at meetings of the Board and its committees, and through reports by and discussions with management and committee chairs. The Board met nine (9) times during 2022. The independent directors held in camera sessions during each meeting, without management present.

The Board has set a minimum meeting attendance guideline of 75%. Non-compliance with this guideline by a director is one of the factors considered in his or her individual performance evaluation at the end of the year.

The Chair of the Board is responsible for ensuring the appropriate organization, content and flow of information to the Board and that all concerns of the directors are addressed. The Chair of the Board reviews and sets the agenda for each Board meeting. The Chair of the Board is also responsible for organizing and setting the frequency of Board meetings and ensuring that Board meetings are conducted efficiently.

COMMITTEES OF THE BOARD

In 2022, the Board strengthened oversight responsibility of sustainability and ESG matters through changes to its standing committees. The responsibilities of the People, Corporate Governance & Compensation Committee was split into two committees, the People & Compensation Committee and the Sustainability & Governance Committee. As a result, the Board currently has four standing committees: (1) the Audit Committee; (2) the People & Compensation Committee (PCC); (3) the Sustainability & Governance Committee (SGC); and (4) the Commercial Committee.

Each committee has been delegated certain responsibilities, performs certain advisory functions and either makes certain decisions or makes recommendations to the Board. Each committee chair reports on the activities of the committee to the Board following each committee meeting. The members of these committees are all independent.

Starting in 2022, directors who are appointed by Shareholders pursuant to agreements with the Corporation are not eligible to serve on board committees.

The following chart sets out the members of our standing committees:

	Audit Committee	People & Compensation Committee	Sustainability & Governance Committee	Commercial Committee
Kathy Bayless	✓		✓
Douglas P. Hayhurst	✓ (Chair)	✓
Kevin Jiang(1)
Hubertus M. Muehlhaeuser		✓ (Chair)		✓
Marty Neese			✓	✓ (Chair)
James Roche	✓	✓	✓	✓
Sherman Sun(1)
Janet Woodruff	✓	✓	✓ (Chair)
(1)	Mr. Jiang and Mr. Sun are nominees to the Board appointed by Weichai. Accordingly, they are not eligible to serve on any Board committees.

After the Meeting, we will reconstitute the standing committees to reflect the newly elected Board.

Audit Committee

The Audit Committee met five (5) times during 2022. The Audit Committee is constituted in accordance with SEC rules, applicable Canadian securities laws and applicable NASDAQ rules. The Audit Committee has at least three members, Kathy Bayless, Douglas P. Hayhurst and Janet Woodruff, who qualify as audit committee financial experts under applicable securities regulations. Members of the Audit Committee are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements and are financially literate.

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities regarding:

•	the integrity of the Corporation’s accounting and financial reporting;
•	the Corporation’s systems of internal controls over financial reporting;
•	the independence and performance of the Corporation’s external and internal auditors;
•	the identification and management of the Corporation’s risks;
•	the Corporation’s cybersecurity risk program and monitoring cybersecurity policies and procedures;
•	the Corporation’s whistleblower reporting processes;
•	the Corporation’s financial policies; and
•	the review and approval of related party transactions.

For a more detailed description of the Audit Committee or to see the Audit Committee’s mandate, see the section entitled “Audit Committee Matters” in our Annual Information Form dated March 16, 2023, which section is incorporated by reference into this Circular. The Audit Committee mandate is also posted on our website (https://www.ballard.com/investors/governance).

People & Compensation Committee

Following the split of the People, Corporate Governance & Compensation Committee (“PCGCC”) into two new standing committees, the PCC was formed in June 2022. The PCC met five (5) times during 2022.

Collectively, the PCC members have extensive compensation-related experience as senior executives (past and present) and members of the board of directors and committees of other public and private corporations. Members of the PCC are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements.

The PCC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain people, culture and compensation matters, including:

•	the selection, compensation, retention, development and evaluation of executive officers, as well as executive succession planning;
•	oversight of key talent management and people-related strategies and practices;
•	the design of equity-based compensation plans; and
•	the assessment of compensation risk.

The PCC has the authority to appoint compensation consultants, determine their level of remuneration, and oversee and terminate their services. Such consultants report directly to the PCC.

The PCC mandate is posted on our website (https://www.ballard.com/investors/governance). The mandate is reviewed annually and the committee’s performance is assessed annually through a process overseen by the Board.

Sustainability & Governance Committee

Following the split of the PCGCC into two new standing committees, the SGC was formed in June 2022. The SGC met two (2) times during 2022. Members of the SGC are independent directors in accordance with the applicable Canadian and United States securities laws and exchange requirements.

The SGC is responsible for assisting the Board in fulfilling its oversight responsibilities regarding certain environmental, social and governance (“ESG”) matters, including:

•	developing and implementing the Corporation’s corporate governance principles and practices;
•	overseeing policies, practices and disclosures relating to ESG and other public policy matters relevant to the Corporation; and
•	the nomination, assessment and compensation of directors, as well as director succession planning.

The SGC has the authority to appoint compensation consultants, determine their level of remuneration, and oversee and terminate their services. Such consultants report directly to the SGC.

The SGC mandate is posted on our website (https://www.ballard.com/investors/governance). The mandate is reviewed annually, and the committee’s performance is assessed annually through a process overseen by the Board.

Commercial Committee

Following the investment in the Corporation by Weichai in late 2018, and the appointment of two Weichai nominees to the Board in early 2019, the Board established the Commercial Committee to oversee the management of the Corporation's business and affairs relating to certain existing or prospective key partners (which may include customers, suppliers, contract manufacturers, joint venture or other strategic partners) and commercially sensitive and/or proprietary information.

Members of the Commercial Committee must not, in the opinion of the Board: (i) have a direct or indirect material relationship with any key partner of the Corporation; or (ii) have a relationship with a key partner that could reasonably be expected to compromise any commercially sensitive and/or proprietary information of any other key partners or of the Corporation.

The Commercial Committee met three (3) times in 2022. The Commercial Committee’s mandate is posted on our website (https://www.ballard.com/investors/governance).

People, Corporate Governance & Compensation Committee

The PCGCC met four (4) times during 2022 before being split into the PCC and SGC in June 2022. The committee members were Douglas P. Hayhurst, Duy-Loan Le, Hubertus M. Muehlhaeuser, James Roche and Janet Woodruff (Chair). The committee’s mandate encompassed the responsibilities of the PCC and SGC described above.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This section discusses the elements of compensation earned by our “Named Executive Officers” (or “NEOs”) as of December 31, 2022:

Randy MacEwen	Paul Dobson	David Mucciacciaro(1)	Kevin Colbow	Jesper Themsen
President and Chief	Senior Vice President	Senior Vice	Senior Vice	President and Chief
Executive Officer	and Chief Financial Officer	President and Chief Commercial Officer	President and Chief Technology Officer	Executive Officer, Europe

           (1)      Appointed May 23, 2022

EXECUTIVE SUMMARY

Objectives and Philosophy

The Corporation puts a considerable amount of effort into the development, and ongoing monitoring and management, of our executive compensation plan. This includes monitoring of industry best-practices, benchmarking against relevant comparators inside and outside the fuel cell industry sector, and the involvement of expert third parties to provide independent executive compensation advice. We also solicit investor feedback on our executive compensation approach by providing an advisory “say-on-pay” vote.

Highlights of 2022 Corporate Performance

The Corporation did not achieve the 2022 quantitative annual goals related to revenue and order book. Notwithstanding the weak performance against these goals, the Corporation made important progress on several strategic fronts, including the following:

●	We achieved key customer platform wins across our verticals of bus, truck, rail and marine, along with early traction in select stationary power applications. This dynamic is supporting our planned transition of Ballard’s business model to a heavier focus on growing sales of Power Products and reduced relative contribution of Technology Solutions. Bolstered by strong order intake in Q4 in Europe and North America, we ended 2022 with an Order Backlog of $133.4 million, with Power Products up more than double from the end of 2021 and up almost 60% from the end of Q3;
●	We continue to believe in the value of investing ahead of the hydrogen growth curve and positioning our manufacturing capabilities to support anticipated scale in key regional markets. As such, we reviewed opportunities to expand our presence in growing regional markets and locations including our recently announced plan to invest US$130 million over 3-years in a new MEA manufacturing facility and R&D center in Shanghai, China; and
●	As planned, we completed our roadmap and implementation plan to achieve carbon neutrality by 2030, including reduction targets for scope 1, scope 2 and partial scope 3 emissions. Further details will be disclosed in our annual ESG Report and the issuance of our first climate report later in 2023.

Alignment of Corporate Performance and CEO Pay

In 2022, organizational performance measured by the Corporate Scorecard was below target, and thus the bonus payout was below target (55% of target). No PSUs were earned subject to the 2022 PSU Scorecard due to performance below threshold payout levels. As result, actual CEO total direct compensation in 2022 was CDN$2,775,000, which was below target total direct compensation of CDN$3,000,000.

Separately, in 2022 actual CEO realized pay was CDN$3,160,317, as defined by the sum of base salary earned, annual bonus achieved plus the value of vested equity during the year, which value includes vesting of awards that were granted before the 2022 performance period.

Summary of 2023 Executive Compensation Program Changes

In 2022, the PCC engaged Hugessen Consulting Inc. (“Hugessen”), an independent executive compensation advising firm, to undertake a diagnostic review of Ballard’s short-term incentive plan (STIP) and long-term incentive plan (LTIP) for executives and related pay governance. The review affirmed that Ballard’s pay philosophy, pay mix, and STIP were consistent with market practice. While the findings showed that the mix of instruments in LTIPs varies widely amongst pay comparators, and there was no obvious misalignment between Ballard’s practices and market, there was consensus on the opportunity to further align pay for performance through our LTIP design.

Starting in 2023, stock options will no longer be a part of our executive LTIP. LTIP grants will comprise 75% PSUs subject to time and performance vesting criteria, and 25% RSUs subject to time vesting. PSUs will have a 3-year cliff vest and be subject to 3-year performance metrics tied to our strategic plan and relative Total Shareholder Return (rTSR). For a detailed description of the changes to the execution compensation program, see “2023 Executive Compensation Program Changes”, below.

The PCC, in consultation with Hugessen, continually monitors and assesses risks associated with our executive compensation programs and policies. There are no material risks associated with the compensation programs that were identified in the course of the review. The Committee will continue to monitor programs to maintain high governance standards.

COMPENSATION FRAMEWORK

How Executive Compensation is Determined

The PCC reviews and approves executive officers’ compensation and benefits plans, including our annual bonus plan and our long-term equity-based compensation plans. As part of its mandate, the PCC:

●	Retains independent compensation consultants for professional advice and as a source of competitive market information as required;
●	Determines our comparator group for executive compensation;
●	Determines the annual compensation, sets the performance conditions relating to the annual bonus and long-term incentives, and determines the actual bonus payments in relation to our President and CEO. The President and CEO is not a member of the PCC and does not participate in the portions of committee discussions that relate directly to his personal compensation; and
●	Seeks the advice and recommendations of our President and CEO with respect to the compensation of our other executive officers including setting annual compensation, approving performance conditions and targets for short- and long-term incentive awards, and proposed long-term incentive awards and actual bonus payments.

Highlights of our Executive Compensation Philosophy

Our compensation philosophy focuses on creating shareholder value, paying for performance and effective risk management. Our objective is to pay competitively in the markets in which we compete for talent, while also aligning compensation with value created for shareholders.

We target our compensation at the 50th percentile of the market, with actual compensation varying above and below based on performance and relative experience.

Objectives	How We Achieve It
Attract and retain	●	Paying compensation, including salaries, which are competitive in the markets in which we compete for executive talent
	●	Long-term incentives vesting over multiple years which encourages executive retention
Motivate	●	Directly linking bonuses to annual performance measures that are tied to our corporate strategy to motivate short-term performance
	●	Delivering a majority of long-term incentives contingent on achieving sustained performance consistent with our corporate strategy
Align	●	Delivering a significant portion of total compensation in long-term incentives that are tied to shareholder value creation
	●	Requiring executive officers to hold a meaningful equity ownership in Ballard

Pay for Performance and Incentive Awards Aligned with Shareholders Interests

The alignment between pay for performance for executive officers and Shareholder interests is clearly demonstrated as follows:

Annual Bonus Plan – Performance measures are substantially and directly linked to the Annual Operating Plan and certain strategic objectives, and achievement against those measures determines the size of the annual executive bonus award. When corporate performance is below the minimum level expected by the Board, this amount could be zero. Equally, over-achievement against the measures may result in payment of bonus greater than the targeted amount, up to 150% of target.

Long Term Incentive Plan – PSUs deliver compensation value to executives by tying the earning of PSUs (i.e., ability to receive value from units) to the extent that performance measures related to key business objectives are met. In addition, the value of each vested unit changes in line with movements in the Corporation’s Share price. RSUs serve as a retention tool as they are only subject to time vesting. Stock Options align pay with future Share price performance as the compensation realised is based solely on Share price appreciation in excess of the fair market value at the time of grant.

Executive Pay Mix and the Emphasis on “At Risk” Pay

We emphasize performance by linking a significant proportion of our executive officers’ total annual compensation to corporate and individual performance. For 2022, the amount of target annual compensation earned that was “at risk” was 80% for the CEO and 57% for our other Named Executive Officers, in the form of variable and/or performance-related compensation as shown below (including annual bonus, PSUs, RSUs and stock options).

As such, executives will only receive value from those elements to the extent that the relevant performance conditions and vesting conditions are met. With long-term incentive (LTI), values are also aligned with share price performance.

Advisors to the People & Compensation Committee

From 2008, Willis Towers Watson (“WTW”) had been retained to provide executive compensation benchmarking and general executive compensation, equity plan and Board compensation advisory services. In support of responsible practice, Ballard went to market in 2022 to assess prospective partners for executive compensation and selected Hugessen as compensation consultants. In 2022, Hugessen provided input into the market competitiveness of the compensation arrangements for our executives and Board.

The following table sets out the fees paid to WTW and Hugessen during each of the two most recently completed financial years:

	Partner	Executive Compensation- Related Fees (CDN$)	All Other Fees
2022	Hugessen	188,988	Nil
2021	WTW	89,427	Nil

The Use of Benchmarking

Our overall compensation objective is to target pay at the 50th percentile of our comparator group. Over-achievement or under-achievement will result in actual payments for performance-based compensation being over or under the targeted amounts. Pay level setting for executives considers relevant factors such as experience, tenure, performance of the individual, etc., and thus while the 50th percentile is the objective, it is not necessarily always met.

The PCC reviews the composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few companies directly comparable. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the PCC utilizes benchmarking as a key input and considers several factors detailed below, including the labor markets in which we compete for executive talent.

In 2022, the PCC, working with Hugessen, conducted the annual review of the comparator group, resulting in several changes to our 2023 comparator group: removing 10 companies and adding 10 companies. Most notably, the refreshed comparator group is more representative of the regions where Ballard operates. The refreshed comparator group represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base and market focus.

Our comparator group for 2023 is:

Canada (3)	United States (8)	Europe (4)
ATS Automation Tooling Systems Inc.	Bloom Energy Corporation	Ebusco Holding N.V.
The Lion Electric Company	ChargePoint Holdings Inc.	ITM Power Plc
Westport Fuel Systems Inc.	FuelCell Energy, Inc.	Nel ASA
	Microvast Holdings, Inc.	SMA Solar Technology AG
Nikola Corporation
Plug Power Inc.
Proterra Inc.
SunPower Corporation

The PCC compares each executive officer’s annual salary, target annual incentive bonus and long-term incentive compensation value, both separately and in the aggregate, to amounts paid for comparable roles at comparator group companies.

As part of the review of our executive compensation practices and comparator group in 2022, the PCC, with support from Hugessen, determined to change the Corporation’s approach to benchmarking compensation relative to currency. Prior to 2023, our compensation benchmarking approach was to treat Canadian dollar compensation and US dollar compensation at par. With the hiring of new executives in 2021 and 2022, we observed that we are increasingly hiring executive talent from the US market and that currency was becoming an increasingly significant factor in comparative compensation for candidates and relative compensation among our executive team. Accordingly, to ensure we pay competitively in the markets in which we compete for talent, we have revised our approach to benchmarking compensation that is paid in US dollars to be converted into Canadian dollars using a rolling 3-year average foreign exchange rate, rather than benchmarking compensation paid in US dollars at par to Canadian dollars.

Market Analysis

In 2021, WTW assessed the market competitiveness of the compensation arrangements for Ballard’s executive team against the comparator group of companies, for target total direct compensation (salary + target bonus + long-term incentives). Based on this assessment, no changes were made to the compensation structure for 2022, other than the relative weighting of the quantitative and qualitative performance measures, as outlined below.

Compensation Framework for 2022

The 2022 compensation program for our executive officers has four primary components that deliver pay over the short- and long-term:

Element	Features	2022 Performance Measures
Base Salary	• Set to reflect market conditions and the size and scope of the role, internal alignment, as well as individual experience and performance	N/A
Annual Bonus

•     Paid annually in cash or DSUs

•     Each executive has a specified target bonus expressed as a percentage of base salary

•     Actual bonuses based on Corporate and Individual performance multipliers that range from 0% - 150% of target based on Corporate and Individual performance

•     Outcomes are formula-driven subject to the Board’s overarching discretion

Corporate Quantitative (40%) • Revenue • Order Book Qualitative (60%) • 2030 Carbon Neutrality Plan • 25% Cost Reduction of FCmove HD+ • Signing Significant Strategic Agreement
Long-Term Incentive: Performance Share Units (PSUs)

•     Each executive has a specified target long-term incentive expressed as a percentage of base salary

•     75% of each executive’s target long-term incentive is awarded in the form of PSUs

•     Each annual award is earned based on performance against corporate objectives measured over three discrete annual performance periods (applying equally), with PSUs vesting and paying out only after completion of the third performance period (i.e., three-year cliff vesting)

•     Payout can range from 0% - 200% of target award

•     For special purposes (e.g., on-hire award), one-time RSU awards vest in equal thirds over three-year period

• Annual Revenue • Gross Margin $
Long-Term Incentive: Stock Options

•     Annual grants (25% of each executive’s target long-term incentive is awarded in the form of Stock Options)

•     Exercise price equal to market price at grant

•     Awards vest in three equal annual tranches

•     Seven-year term

• N/A • In-the-money value contingent on share price growth

ELEMENTS OF EXECUTIVE COMPENSATION

Annual Salary

The PCC approves the annual salary of our executive officers (excluding Jesper Themsen in 2022, as noted above). Salary guidelines and adjustments for our executive officers are considered with reference to:

a)	compensation benchmarking as set out above;
b)	the experience, qualifications and tenure of each executive officer;

c)	the individual performance of each executive officer; and
d)	the scope of responsibilities of each executive officer.

The following table outlines the base salaries in 2021 and the increases approved by the PCC (excluding Jesper Themsen) for 2022 base salaries.

	2022 Salary (CDN$)	2021 Salary (CDN$)
Randy MacEwen, President & CEO	600,000	600,000
Paul Dobson, Senior Vice President & CFO	500,000	500,000
David Mucciacciaro, Senior Vice President & CCO(1)	406,320	n/a
Kevin Colbow, Senior Vice President & CTO	309,000	300,000
Jesper Themsen, President & Chief Officer Europe	343,370	333,788
(1)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022. The $406,320 value for Mr. Mucciacciaro represents his annual base salary rate. His actual base salary earned in 2022 was prorated for this employment period.

Annual Target Bonus for Executive Officers

In 2022, based on the analysis and recommendations from WTW, there were no changes made to short-term incentive structure or target bonus.

	2022 Annual Target Bonus	2021 Annual Target Bonus	Change
Randy MacEwen	100%	100%	nil
Paul Dobson	70%	70%	nil
David Mucciacciaro(1)	70%	n/a	n/a
Kevin Colbow	70%	70%	nil
Jesper Themsen	50%	50%	nil
(1)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022, and had a set bonus payment amount for the prorated period in 2022.

Annual performance bonus payments for each of the executive officers are determined at the discretion of the PCC and the Board with reference to (i) actual annual corporate performance against predetermined Corporate Scorecard goals, resulting in a Corporate Scorecard Multiplier, and (ii) actual annual individual executive performance against predetermined annual individual objectives, resulting in an Individual Performance Multiplier.

For a full discussion of annual incentive compensation for our President and CEO, see the section entitled “CEO Compensation”.

Methodology for Determining Annual Incentives

For 2022, the actual annual bonus for each executive officer is determined by the PCC based on the following formula:

Corporate Scorecard Multiplier

The Corporate Scorecard Multiplier is determined on completion of each fiscal year by the PCC and approved by the Board with reference to achievement against the goals set out in a Corporate Performance Scorecard approved by the PCC and the Board at the start of the year. Each goal on the Corporate Performance Scorecard is assigned a relative weighting in terms of importance to the performance of the Corporation. The Corporate Performance Scorecard typically includes a mix of quantitative financial metrics and qualitative goals. The quantitative financial metrics typically include a threshold level of performance below which the contribution of that goal to the overall corporate scorecard multiplier is zero, and a maximum beyond which no further contribution to the corporate scorecard multiplier accrues. The financial targets in the Corporate Scorecard reflect the annual operating plan goals and if met receive a 100% payout for the metric.

For 2022, the Corporate Performance Scorecard reflected a balance of quantitative annual goals focused on delivery of the 2022 operating plan (40% of the scorecard) and qualitative goals focused on key strategic outcomes to be achieved during 2022 to better position the Corporation for longer term success (60% of the scorecard).

The quantitative annual goals related to annual revenue and order book weighted 20% each, representing a total of 40% of the 2022 Corporate Scorecard. The range of possible scoring against each of these quantitative goals was between 0% and 150% of achievement, with a 100% rating being achieved at the Corporation’s annual operating plan for 2022.

The three qualitative goals were weighted at 60% in total. The first qualitative goal, weighted at 10%, was focused on the Corporation’s development of an implementation plan to enable Ballard to achieve carbon neutrality by 2030. The second qualitative goal, weighted at 25%, was focused on achieving a cost reduction of 25% in $/kW for the FCmove HD+ module. The third qualitative goal, weighted at 25%, was signing an agreement relating to a significant strategic transaction, major customer program or major commercial contract that supports future scaling and profitability.

Based on the Corporation’s actual performance in 2022, the Board assessed the Corporate Performance Scorecard as follows:

Component Weight	Performance Areas	Weight	Performance Highlights	Score
Quantitative (40%)	Annual revenue	20%	Not Achieved	0%
	Order Book	20%	Not Achieved	0%
Qualitative (60%)	Develop an implementation plan in 2022 that enables Ballard to achieve carbon neutrality by 2030.	10%	Overachieved, at 150% of target	15%
	25% Cost Reduction of FCmov HD+ for 2023 sales	25%	Partially Achieved, at 60% of target	15%
	Sign a strategic agreement, major customer program or major commercial contract	25%	Achieved, at 100% of target	25%
		100%	TOTAL	55%

Individual Performance Multiplier

The individual performance multiplier is determined with reference to achievement against the individual goals set for each executive officer and demonstration of the Corporation’s cultural values. Individual goals are set for individual executive officers by the CEO and reviewed by the PCC, and are based on agreed, objective and identifiable measures related to their roles, and aligned to the corporate performance goals. An individual performance multiplier greater than 100% (up to 150%) may be awarded for superior performance against these goals, with an individual performance multiplier of less than 100% being awarded for performance that does not achieve the goals.

In 2022, Named Executive Officers had an individual multiplier of 80% - 95%. Our executive officers received their 2022 bonus in cash.

A summary of the Named Executive Officers’ annual bonus payments for 2022 is as follows:

Name	Target Bonus (% Salary)	Corporate Multiplier	Individual Multiplier	Performance Bonus	Bonus Paid as % Salary	Bonus Paid as % Target
Randy MacEwen	100%	55%	80%	$375,000	63%	63%
Paul Dobson	70%	55%	95%	$234,500	47%	67%
David Mucciacciaro(1)	70%	55%	n/a	$169,300	42%	60%
Kevin Colbow	70%	55%	83%	$139,797	44%	63%
Jesper Themsen(2)	50%	See note 2	70%	$130,481	38%	76%
(1)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022, and received a set amount of his 2022 prorated bonus payment.
(2)	As CEO of Ballard Power Systems Europe A/S (“BPSE”), Mr. Themsen’s 2022 bonus was calculated based on a 1/3:1/3:1/3 weighting of the of the Corporate Multiplier (55%), the BPSE Multiplier (104%) and his individual multiplier (70%).

Long Term Incentives

We provide our executive officers with equity-based long-term incentives through the Consolidated Share Option Plan (“Option Plan”) and the Consolidated Share Distribution Plan (“SDP”). For 2022 and recent prior years, our equity-based long-term incentives have typically taken the form of PSUs or Stock Options. These plans are designed to align executive officer remuneration with performance and long-term shareholder value. They serve a vital role in retaining executives as value under the plans is only received over time.

Performance Share Units

Performance Share Units (PSUs) typically comprise 75% of the long-term incentive compensation provided to an executive. The number of PSUs granted to each executive officer is usually determined in the first quarter of each financial year, as a percentage of base salary. The PSUs provide for earning of one third of the grant each year over a period of three years, subject to achievement of certain performance criteria (the “PSU Scorecard”) in each year. The amount of potential earned PSUs is based on performance against the PSU Scorecard in each year. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 200% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

Although PSUs are earned during each of the three years based on performance, they are also subject to a vesting time period. For example, for PSUs granted in 2022, one third are eligible to be earned in each of 2023, 2024 and 2025; all earned PSUs will then vest in early 2025. Redemption of vested PSUs may be satisfied either with Shares bought under the Market Purchase PSU Plan or by treasury Shares reserved under the SDP.

One-time new hire RSU grants are not subject to the PSU Scorecard.

Starting in 2023, PSU performance criteria will be established for the three-year period based on performance metrics from the Corporation’s strategic plan and relative Total Shareholder Return (rTSR). Also, starting in 2023, RSUs will form 25% of the LTIP program rather than stock options. See “2023 Executive Compensation Program Changes”, below, for further information.

Following the executive compensation review in 2022, the PCC and Board changed the approach to performance metrics for new PSU grants to executives for 2023. For 2023 grants that cliff vest in 2025, performance vesting will be based on two metrics that are equally weighted: (i) cumulative revenue during the three-year vesting period, consistent with the Corporation’s strategic plan, and (ii) relative total shareholder return (rTSR) against a defined comparator group. This is an important change from PSU grants in prior years which, although cliff vest after three years, the measurement periods were annually during the three-year term. The vesting performance criteria for PSUs granted during the five years prior to 2023 were typically based on annual revenue and gross margin dollars, equally weighted, in each discrete year during the three-year vesting period. As part of the recent review and changes to new grants starting in 2023, the PCC and Board also set the 2023 PSU performance vesting criteria for in-flight PSUs granted in 2021 and 2022. Having considered a variety of factors and potential metrics, and based on the stage of development of the industry and the Corporation’s business, 2023 priority focus areas in the business, the importance of customer platform wins and market share, primary indicators of financial performance in 2023, the performance metrics used in the 2023 short-term incentive plan, and the two metrics used for the new 2023 PSU grants, the PCC and Board determined to set revenue as the sole 2023 PSU performance measure for in-flight PSUs granted in 2021 and 2022.

Stock Options

In 2022 and prior years, stock options are a part of each executive’s annual compensation package and are granted annually in respect of approximately 25% of the long-term incentive compensation to be provided to an executive.

Under our Option Plan:

a)	the exercise price of each option is determined by the Board, but must not be less than the closing price per Share on the TSX or NASDAQ on the last trading day before the date the option is granted;
b)	on each of the first, second and third anniversaries of the grant date, one-third of the award will vest and become exercisable; and
c)	vested options may normally be exercised for a period of seven years from the grant date (the option “term”).

Starting in 2023, stock options will no longer be a part of our executive LTIP. See “2023 Executive Compensation Program Changes”, below, for further information.

Target Value of LTI

The target value of long-term incentives granted to Named Executive Officers in 2022, and the composition of long-term incentives is set out in the table below.

                                               Total LTI Mix (%)

Name	Target LTI (% Salary)	PSUs(1)	Stock Options(2)
Randy MacEwen	300%	75%	25%
Paul Dobson	100%	75%	25%
David Mucciacciaro	70%	75%	25%
Kevin Colbow	70%	75%	25%
Jesper Themsen	50%	75%	25%
(1)	Converted to a number of PSUs dividing the dollar value by the closing Share price on the TSX on the award date. All Named Executive Officers received PSUs except as follows: Mr. Mucciacciaro received a new hire RSU grant that vests 1/3 each year over 3 years.
(2)	Converted to a number of options by dividing the dollar value by the Black-Scholes value of the option on the award date. The exercise price of these options was determined based on the closing Share price on the day prior to the award date.

This element of compensation supports the Corporation’s overall compensation objectives by linking our Shareholders’ interests with those of our executive officers, by providing our executive officers with compensation that is driven by the experience of our Shareholders in terms of our share price performance, and in the case of PSUs is further tied to the achievement of performance measures. In addition, we require our executive officers to comply with minimum share ownership guidelines that further align them with the Shareholders’ experience.

For 2022, the awards to our Named Executive Officers were as follows:

                                               Number Granted

Name		Total LTI Granted (CDN$)	PSUs/RSUs/DSUs(1)	Stock Options
Randy MacEwen		1,800,000	104,489	67,365
Paul Dobson		500,000	29,025	18,713
David Mucciacciaro		284,424	28,926	0
Kevin Colbow		220,500	12,800	8,252
Jesper Themsen		171,900	9,979	6,433
	Total	2,976,824	185,219	100,763
(1)	All Named Executive Officers received PSUs except as follows: Mr. Mucciacciaro received a new hire RSU grant that vests 1/3 each year over 3 years.

Vesting Awards

In 2022, the following PSUs vested and were redeemed into Shares for the Named Executive Officers:

On March 15, 2022, 173,087 PSUs vested and after statutory withholdings, 142,771 PSUs were redeemed into Shares, representing the 2019 annual PSU awards granted to Randy MacEwen and Kevin Colbow, a third of which were earned subject to the 2019, 2020, and 2021 PSU Scorecard achievements, which were 123%, 96%, and 100%, respectively.

Earned Awards

In 2022, the performance criteria for the PSU Scorecard were scaled targets for annual revenue and gross margin dollars that were linked to the 2022 Annual Operating Plan. Revenue and gross margin performance were weighted equally under the PSU Scorecard. Since the Corporation did not achieve the threshold PSU Scorecard performance in 2022, no PSUs subject to the 2022 PSU Scorecard were earned.

Annual PSU Scorecard Performance
	2020	2021	2022	2023	2024
2020 Grant	96%	87%	0%	-	-
2021 Grant	-	87%	0%	TBD	TBD
2022 Grant	-	-	0%	TBD	TBD

Perquisites

In addition to cash and equity compensation, the Corporation provides Named Executive Officers with certain personal benefits, consistent with similar benefits coverage within the comparator group. These benefits typically include a car allowance, medical benefits program, long and short-term disability coverage, life insurance, an annual medical and a financial planning allowance.

Retirement Benefits

Executives are eligible to receive a matching contribution by the Corporation to their RRSP, 401(k) or similar retirement plan. All executives resident in Canada receive an RRSP contribution up to 50% of the maximum amount allowable under the Income Tax Act (Canada). Annual contributions are pro-rated for any partial year of employment.

In 2022

Mr. MacEwen and Dr. Colbow received an RRSP contribution from the Corporation, equal to 50% of the maximum amount allowable under the Income Tax Act (Canada), as each of them made an equivalent personal matching contribution.

Mr. Dobson received an RRSP contribution from the Corporation equal to 29% of the maximum amount allowable under the Income Tax Act (Canada), as he made an equivalent personal matching contribution.

Mr. Mucciacciaro received a 401(k) contribution from the Corporation equal to 3.85% of the annual maximum of the Internal Revenue Service; as he made an equivalent personal matching contribution.

Mr. Themsen received a pension contribution from the company of 10% of his annual base salary as a pension contribution, consistent with local Danish pension, as he made the required personal matching contribution of 5%.

None of the Named Executive Officers participated in any sponsored Defined Benefits Plan, Defined Contribution Plan, or Supplemental Executive Retirement Plan, nor did they receive contributions to any such plan on their behalf from the Corporation.

CEO COMPENSATION

2022 CEO Compensation

Mr. MacEwen’s target bonus for 2022 was CDN$600,000, which was 100% of his annual base salary. His actual bonus for 2022 was determined by the PCC and the Board based on corporate financial and operational performance reflected in the Corporate Performance Scorecard rating (70% weighting), plus performance relative to his individual goals for 2022 (30% weighting), as approved by the PCC and the Board.

Performance	Outcome
Corporate	Specific corporate quantitative and qualitative results are described in detail under “Corporate Scorecard Multiplier” In 2022, the Corporate Scorecard Multiplier was 55% of target
Individual	Mr. MacEwen’s individual objectives for 2022 were:
	1.	Strategy Execution – Partly Achieved
This objective focused on improving the Corporation’s positioning against priority strategic goals including a regional manufacturing, strategic acquisition and a strategic partnership.
	2.	Talent – Achieved
This objective focused on developing and strengthening the Corporation’s talent, including the executive team and the organization’s capabilities and competencies.
	3.	Sales Growth – Achieved
This objective focused on obtaining a long-term customer contract to support future revenue scaling.

In 2022, Mr. MacEwen’s individual performance multiplier was 80% of target.
Overall Outcome	Mr. MacEwen’s annual bonus award was CDN$375,000 representing 63% of his target bonus, based on a corporate multiplier of 55% (weighted 70%) and an individual performance multiplier of 80% (weighted 30%).

Long-term Incentives	Type		Value	Features
Annual Award ($)	Stock	Option	$450,000	7-year term, with one-third of the options vesting at the end of each of the first three years
	PSU	$1,350,000		3-year vesting with performance criteria

80% of the CEO’s target compensation is ‘at-risk’ (via the annual bonus plan and long-term incentive awards): 65% of his target compensation is linked directly to performance goals (via annual bonus plan and PSUs); and 60% of his target compensation is linked to the performance of Shares (via PSUs and Stock Option grants).

COMPENSATION GOVERNANCE

Compensation Risk Considerations

The PCC and Board believe that the risk associated with our compensation practices is relatively low. Given the increased emphasis placed on ensuring that compensation practices do not encourage behaviours that expose the Corporation to greater risk, the PCC and Board continue to monitor this issue closely.

The PCC and Board consider the risks associated with the Corporation’s compensation policies and practices are mitigated by:

●	its evaluation of the impact of each compensation component on management behaviour:
○	total compensation levels are set relative to median of a comparator group of companies that are broadly comparable to the Corporation;
○	base salary is set relative to median and at levels which the PCC considers unlikely to create inappropriate risks;
○	for short-term cash incentives, the potential risks are evaluated as low as the plan uses multiple metrics in the Corporate Multiplier, both quantitative and qualitative (described above) and maximum earnings available under each component of the plan are capped;
○	the use of long-term incentives minimizes short-term or inappropriate risk-taking by linking value to long-term share price performance, and
○	the long-term equity-based incentive programs are evaluated as low risk in structure, in part due to the mix of PSU and RSU awards with overlapping terms and vesting / performance periods, and/or performance-based vesting conditions for PSUs that are generally consistent with public company risks;
●	ensuring the PCC and Board mandates reflect appropriate accountabilities, oversight and controls on the Corporation’s compensation policies and practices, especially as they relate to executive compensation; and
●	working with independent external consultants to stress test each compensation component, to ensure boundary conditions are reasonable and do not produce unexpected or unintended financial windfalls.

The PCC and Board have not identified any risks arising from the compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

Executive Claw-Back Provisions

Named Executive Officers are subject to the following claw-back provision:

●	Where there is a restatement of the financial results of the Corporation for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, and, in connection with such restatement a senior officer engaged in gross negligence, fraud or willful misconduct, the Board may: (a) require that a senior officer return or repay to the Corporation, or reimburse the Corporation for, all or part of the after-tax portion of any excess compensation; and/or (b) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for a senior officer to be cancelled.

Share Ownership Guidelines and Share Trading Policy

Our minimum share ownership guidelines require each executive officer to own a minimum value of our Shares expressed as a multiple of prevailing base salary as set out below.

Position	Multiple of Base Salary
President and CEO	3.0x
CFO	2.0x
Other Executives	1.0x

For the purposes of this section, the “fair market value” is defined as the closing price of our Shares as listed on the TSX on the date that the executive officer acquired the Shares or DSUs were allocated to them. The CEO has met his minimum share ownership requirements. All other executive officers have met or are on track to meet the applicable guidelines. Executives have 5 years in which to meet these requirements.

Anti-Hedging Policy

Executives and directors are not permitted to hedge the market value of the Corporation securities granted to them as compensation or otherwise held, directly or indirectly, by them.

2023 Executive Compensation Program Changes

In 2022, the PCC engaged Hugessen to undertake a diagnostic review of Ballard’s short-term incentive plan (STIP) and long-term incentive plan (LTIP) for executives and related pay governance. The review affirmed that Ballard’s pay philosophy, pay mix, and STIP were consistent with market practice. While the findings showed that the mix of instruments in LTIPs varies widely amongst pay comparators, and there was no obvious misalignment between Ballard’s practices and market, there was consensus on the opportunity to further align pay for performance through our LTIP design.

Starting in 2023, stock options will no longer be a part of our executive LTIP. LTIP grants will comprise 75% PSUs subject to time and performance vesting criteria, and 25% RSUs subject to time vesting. PSUs will have a 3-year cliff vest and be subject to 3-year performance metrics tied to our strategic plan and relative Total Shareholder Return (rTSR). RSUs will vest 1/3 each year over 3 years, balancing alignment to shareholder experience, corporate performance and timely recognition of personal performance, reinforcing the link of individual performance to organizational success and promoting retention.

As noted above, the PCC, working with Hugessen, conducted the annual review of the comparator group in 2022, resulting in several changes to our 2023 comparator group. The refreshed comparator group is more representative of the regions where Ballard operates. The refreshed comparator group represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including: a growth orientation, market capitalization, revenue, employee base, asset base and market focus.

As part of the review of our executive compensation practices and comparator group in 2022, the PCC, with support from Hugessen, determined to change the Corporation’s approach to benchmarking compensation relative to currency. Prior to 2023, our compensation benchmarking approach was to treat Canadian dollar compensation and US dollar compensation at par. With the hiring of new executives in 2021 and 2022, we observed that we are increasingly hiring executive talent from the US market and that currency was becoming an increasingly significant factor in comparative compensation for candidates and relative compensation among our executive team. Accordingly, to ensure we pay competitively in the markets in which we compete for talent, we have revised our approach to benchmarking compensation that is paid in US dollars to be converted into Canadian dollars using a rolling 3-year average foreign exchange rate, rather than benchmarking compensation paid in US dollars at par to Canadian dollars.

Given a variety of factors, including the relative size of Ballard to the comparator companies, the Corporation’s performance in 2022, and corporate cost reduction initiatives implemented in early 2023, the PCC determined to make no changes to executive base salaries for 2023. The PCC will review and reassess executive salaries in 2023 for potential adjustments in 2024.

Performance Graph

The following graph compares the total cumulative return to a Shareholder who invested $100 in our Shares on December 31, 2018, assuming reinvestment of dividends, with the total cumulative return of $100 on the NASDAQ Composite Index for the last five years. NASDAQ data was selected because the majority of trading of Ballard’s shares (typically >75%) occurs on this exchange.

(Dec 31)	2018	2019	2020	2021	2022
	($)	($)	($)	($)	($)
Ballard	54	163	531	285	109
NASDAQ Composite Index	96	130	187	227	152

Cumulative Value of a $100 Investment

The trend shown by this graph does not reflect the trend in the Corporation’s compensation to its Named Executive Officers.

Executive Compensation Tables

The following table summarizes the compensation paid for the fiscal years ended on December 31, 2020, December 31, 2021 and December 31, 2022 to our Named Executive Officers.

Summary Compensation Table
Name and Principal Position	Year	Salary(5) (CDN$)	Bonus(6) (CDN$)	Long-Tern Incentives		All Other Compensation(9) (CDN$)	Total Compensation (CDN$)
				Share-Based Awards(7) (CDN$)	Option-Based Awards(8) (CDN$)
Randy MacEwen(1, 2)	2022	600,000	375,000	1,350,000	450,000	41,004	2,816,004
President and Chief	2021	600,000	609,000	990,000	330,000	43,027	2,572,027
Executive Officer	2020	619,740	598,800	787,500	262,500	55,901	2,324,441
Paul Dobson(3)	2022	490,385	234,500	375,000	125,000	20,000	1,244,885
Senior Vice President	2021	394,231	292,566	800,000	0	70,350	1,557,147
and Chief Financial Officer	2020	-	-	-	-	-	-
David Mucciacciaro(4)	2022	284,945	169,300	284,424	0	47,331	786,000
Senior Vice President	2021	-	-	-	-	-	-
and Chief Commercial Officer	2020	-	-	-	-	-	-
Kevin Colbow	2022	313,269	139,797	165,375	55,125	32,643	706,209
Senior Vice President	2021	298,846	214,725	157,500	52,500	31,888	755,459
and Chief Technology Officer	2020	294,000	187,369	152,250	50,750	31,855	716,224
Jesper Themsen	2022	343,370	130,481	128,925	42,975	91,655	737,406
President and Chief	2021	334,995	154,937	129,052	43,017	81,806	743,807
Executive Officer, Europe	2020	311,910	94,673	0	0	69,300	475,883
(1)	Mr. MacEwen was appointed President and Chief Executive Officer as of October 6, 2014. He is also a director but receives no compensation for his service as a director.
(2)	On January 1, 2020, Mr. MacEwen transitioned onto Ballard’s Canadian payroll system with a base salary of CDN$577,500. In 2020, Mr. MacEwen’s base salary was increased to CDN$600,000 as part of the annual compensation review.
(3)	Mr. Dobson was appointed Senior Vice President and Chief Financial Officer on March 29, 2021.
(4)	Mr. Mucciacciaro was appointed Senior Vice President and Chief Commercial Officer on May 23, 2022.
(5)	Salary of each of the Named Executive Officers was paid in Canadian dollars, with the exceptions of Mr. Mucciacciaro, who is paid in United States dollars (US$210,385 for 2022), and Mr. Themsen, who is paid in Danish krone (kr. 1,768,125 for 2022, kr. 1,725,000 for 2021 and kr. 1,606,127 for 2020). The United States dollar amounts for 2022 were US$443,001, US$362,068, US$231,297, and US$253,522 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2021 were US$443,001, US$291,074, US$220,648, and US$247,338 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2020 were US$457,575, US$0, US$217,070, and US$230,294 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2022. The Danish krone amounts were converted into Canadian dollars for the purpose of this disclosure using the European Central Bank rate of exchange on December 31, 2022.
(6)	Bonus of each of the Named Executive Officers was paid in cash. Cash bonus was paid in Canadian dollars with the exceptions of Mr. Mucciacciaro’s bonus, which was paid in United States dollars (US$125,000 for 2022), and Mr. Themsen’s bonus, which was paid in Danish krone (kr. 671,890 for 2022, kr. 797,820 for 2021 and kr. 487,500 for 2020).
The United States dollar amounts for 2022 were US$276,875, US$173,139, US$103,217, and US$96,339 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2021 were US$449,646, US$216,012, US$158,539, and US$114,395 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2020 were US$442,115, US$0, US$138,341, and US$69,900 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2022. The Danish krone amounts were converted into Canadian dollars for the purpose of this disclosure using the European Central Bank rate of exchange on December 31, 2022.
(7)	Represents the total fair market value of PSUs issued to each Named Executive Officer during the 2022, 2021, and 2020 fiscal years. This amount is based on the grant date fair market value of the award, which equals the closing price of the Shares on the TSX and NASDAQ on the date of issuance of the award. Fair value is determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value) is recorded as compensation expense in the statement of operations over vesting periods of one to three years. There is no difference in Canadian dollars between the grant date fair market value of the award and the accounting fair value.
As noted above, a dollar value is approved for the long term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2022, 2021, and 2020. Mr. Dobson and Mr. Mucciacciaro

received RSUs upon their appointments. The number of PSUs and RSUs awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing price of the Shares on the TSX and NASDAQ on the date of issuance). Except as noted in the table below, all Named Executive Officers received PSUs. The number of PSUs or RSUs issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2022, December 31, 2021, and December 31, 2020 is as follows:
Share-Based Awards
Named Executive Officer	Year	PSUs (#)	Fair Market Value of a Share (CDN$)(A)	Total (CDN$)(B)
Randy MacEwen	2022	104,489	12.92	1,350,000
	2021	30,312	32.66	990,000
	2020	55,380	14.22	787,500
Paul Dobson	2022	29,025	12.92	375,000
	2021	29,862(C)	26.79	800,000
	2020	-	n/a	-
David Mucciacciaro(A)	2022	28,926(D)	9.83	284,424
	2021	-	n/a	-
	2020	-	n/a	-
Kevin Colbow	2022	12,800	12.92	165,375
	2021	4,822	32.66	157,500
	2020	10,707	14.22	152,250
Jesper Themsen	2022	9,979	12.92	128,925
	2021	6,234	20.70	129,052
	2020	0	n/a	0
(A)	The fair market value of a Share has been calculated using the Canadian dollar closing price of the Shares underlying the PSUs and RSUs on the TSX on the date of issuance with the exception of RSUs issued to Mr. Mucciacciaro, which have been calculated using the United States dollar closing price of the Shares underlying the RSUs on the NASDAQ on the date of issuance (US$7.26 for 2022). The total value of PSUs issued to Mr. Mucciacciaro in Untied States dollars was US$210,000 for 2022. United States dollar amounts were converted to Canadian dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2022.
(B)	The United States dollar amounts for 2022 were US$996,751, US$276,875, US$122,102 and US$95,190 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2021 were US$730,951, US$590,667, US$116,288, and US$95,283 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2020 were US$581,438, US$0, US$112,411, and US$0 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2022.
(C)	The RSUs granted to Mr. Dobson represents a new hire grant upon his appointment in March 2021 and are subject to a 3-year vesting period only.
(D)	The RSUs granted to Mr. Mucciacciaro represents a new hire grant upon his appointment in May 2022, and vest 1/3 each year over 3 years.
(8)	Represents the total of the fair market value of options to purchase our Shares issued under the Option Plan granted to each Named Executive Officer during each fiscal year. This amount is based on the grant date fair market value of the award determined using the Black-Scholes valuation model using the following key assumptions: expected life of 4 years, expected volatility of 68% and risk free interest rate of 2% for 2022, expected life of 4 years, expected volatility of 67% and risk free interest rate of 1% for 2021; expected life of 4 years; and expected volatility of 61% and risk free interest rate of 1% for 2020. Accounting fair value is recorded as compensation expense in the statement of operations over the vesting period. There is no difference in Canadian dollars between the grant date fair market value of the award determined using the Black-Scholes valuation model and accounting fair value determined in accordance with IFRS 2 of the International Financial Reporting Standards (accounting fair value).
As noted above, a dollar value is approved for the long-term incentive awarded to each executive and approximately 75% of this amount is awarded in the form of PSUs with the remaining 25% being awarded in the form of stock options in 2022, 2021, and 2020. The number of stock options awarded is equal to the dollar amount of the award divided by the fair market value of the Shares at the time of issuance (based on the closing trading price of the Shares on the TSX on the day prior to issuance). The number of stock options issued to each Named Executive Officer in respect of the fiscal years ended December 31, 2022, December 31, 2021 and December 31, 2020 is as follows:

Option-Based Awards
Named Executive Officer	Year	Shares Under Options (#)	Black-Scholes Value of Shares on Date of Grant (CDN$/Share)(A)	Fair Market Value (CDN$)(B)
Randy MacEwen	2022	67,365	6.68	450,000
	2021	20,308	16.25	330,000
	2020	39,833	6.59	262,500
Paul Dobson	2022	18,713	6.68	125,000
	2021	0	n/a	0
	2020	-	n/a	-
David Mucciacciaro	2022	0	n/a	0
	2021	-	n/a	-
	2020	-	n/a	-
Kevin Colbow	2022	8,252	6.68	55,125
	2021	3,231	16.25	52,500
	2020	7,701	6.59	50,750
Jesper Themsen	2022	6,433	6.68	42,975
	2021	4,032	10.67	43,017
	2020	0	n/a	0
(A)	The fair market value of a Share has been calculated based on the Black-Scholes valuation model using the Canadian dollar closing price of the Shares underlying the options on the TSX on the date of issuance.
(B)	The United States dollar amounts for 2022 were US$332,249, US$92,294, US$0, US$40,699, and US$31,728 for Messrs. MacEwen, Dobson, Mucciacciaro, Colbow, and Themsen, respectively. The United States dollar amounts for 2021 were US$243,654, US$0, US$0, US$38,765, and US$31,764 for Messrs. MacEwen, Dobson, Mucciacciaro, Colbow, and Themsen, respectively. The United States dollar amounts for 2020 were US$193,812, US$0, US$0, US$37,470, and US$0 for Messrs. MacEwen, Dobson, Mucciacciaro, Colbow, and Themsen, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of this disclosure using the Bank of Canada rate of exchange on December 31, 2022.
(9)	All Other Compensation was paid in Canadian dollars with the exception of Other Compensation for Mr. MacEwen, which was paid in part in United States dollars (US$0 for 2022, US$3,951 for 2021 and US$12,304 for 2020), Mr. Mucciacciaro, which was paid in United States dollars (US$34,946 for 2022) and Mr. Themsen’s Other Compensation, which was paid in Danish krone (kr. 471,960 for 2022, kr. 421,247 for 2021 and kr. 356,852 for 2020). The United States dollar amounts for 2022 were US$30,274, US$14,767, US$24,101, and US$67,672 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2021 were US$31,768, US$51,943, US$23,543, and US$60,400 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The United States dollar amounts for 2020 were US$41,274, US$0, US$23,519, and US$51,167 for Messrs. MacEwen, Dobson, Colbow, and Themsen, respectively. The Canadian dollar amounts were converted into United States dollars for the purpose of the table above using the Bank of Canada rate of exchange on December 31, 2022. The Danish krone amounts were converted into Canadian dollars for the purpose of this disclosure using the European Central Bank rate of exchange on December 31, 2022.

The value of the items included in this amount was based on the aggregate incremental cash cost to the Corporation. All Other Compensation, including the type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites reported for a Named Executive Officer, includes:

All Other Compensation
Named Executive Officer	Year	Retirement Benefits (CDN$)	Insurance Premiums(CDN$)	Other(A) (CDN$)	Total (CDN$)
Randy MacEwen	2022	14,605	3,154	23,245	41,004
	2021	13,915	3,361	25,751	43,027
	2020	14,150	4,325	37,426	55,901
Paul Dobson	2022	4,215	1,385	14,400	20,000
	2021	10,971	1,163	58,216	70,350
	2020	-	-	-	-
David Mucciacciaro	2022	1,654	872	44,805	47,331
	2021	-	-	-	-
	2020	-	-	-	-
Kevin Colbow	2022	14,662	1,533	16,448	32,643
	2021	13,915	1,630	16,343	31,888
	2020	13,627	1,885	16,343	31,855
Jesper Themsen	2022	49,831	0	41,824	91,655
	2021	43,760	0	38,046	81,806
	2020	41,963	0	27,337	69,300
(A)	Includes automobile allowances, relocation and travel allowances, financial planning services and medical and health benefits.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and share-based awards granted to our Named Executive Officers that are outstanding as of December 31, 2022.

Outstanding Share-Based Awards and Option-Based Awards
(as of December 31, 2022)

	Option-Based Awards					Share-Based Awards
Named Executive Officer	Number of Securities Underlying Unexercised Options (#)		Option Exercise Price(1) (CDN$)	Option Expiration Date	Value of Unexercised In-The-Money Options(2) (CDN$)	Number of PSUs/RSUs That Have Not Vested (#)	Market or Payout Value of PSUs/RSUs That Have Not Vested(3) (CDN$)
Randy MacEwen	26,556 20,308 67,365	(5) (6) (4)	14.22 32.66 12.92	Mar. 6, 2027 Mar. 12, 2028 Mar. 15, 2029	0 0 0	185,730	1,203,527
Paul Dobson	18,713	(4)	12.92	Mar. 15, 2029	0	58,887	381,586
David Mucciacciaro	0		0	n/a	0	28,926	187,657
Kevin Colbow	17,873 4,528 14,256 26,155 7,701 3,231 8,252	(7) (8) (4)	2.67 4.02 4.82 4.08 14.22 32.66 12.92	Mar. 3, 2024 Jun. 9, 2024 Mar. 1, 2025 Mar. 18, 2026 Mar. 6, 2027 Mar. 12, 2028 Mar. 15, 2029	68,096 11,139 23,665 62,772 0 0 0	27,513	178,287
Jesper Themsen	4,032 6,433	(9) (4)	20.70 12.92	Jun. 3, 2028 Mar. 15, 2029	0	15,943	103,310
(1)	All figures are in Canadian dollars. Where options are exercisable in United States dollars, the exercise price has been converted to Canadian dollars using the Bank of Canada rate of exchange on December 31, 2022.
(2)	This amount is based on the difference between the closing price of the Shares underlying the options on the TSX or NASDAQ as at December 31, 2022, and the exercise price of the option. Where the difference is a negative number, the value is deemed to be 0.
(3)	This amount is calculated by multiplying the number of PSUs or RSUs that have not vested by the closing price of the Shares underlying them on the TSX or NASDAQ as at December 31, 2022.
Such amounts may not represent the actual value of the PSUs or RSUs which ultimately vest, as the value of the Shares underlying them may be of greater or lesser value and/or the exchange rate may be higher or lower on vesting. However, given that it would not be feasible for the Corporation to estimate, with any certainty, the market value of its Shares or the exchange rate on vesting, the Corporation has used the market value and exchange rate at the end of the most recently completed financial year for the purpose of calculating the amount disclosed.
(4)	Unvested options.
(5)	Comprising 13,278 vested and 13,278 unvested options.

(6)	Comprising 6,769 vested and 13,539 unvested options.
(7)	Comprising 5,134 vested and 2,567 unvested options.
(8)	Comprising 1,077 vested and 2,154 unvested options.
(9)	Comprising 1,344 vested and 2,688 unvested options.

The following table sets forth the value of the incentive plan awards vested or earned during the year ended December 31, 2022 by our Named Executive Officers.

Incentive Plan Awards – Value Vested or Earned During the Year (2022)

Named Executive Officer	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Randy MacEwen	389,331	1,795,986	375,000
Paul Dobson	0	0	234,500
David Mucciacciaro	0	0	169,300
Kevin Colbow	93,206	473,187	139,797
Jesper Themsen	0	0	130,481
(1)	This value was determined by calculating the difference between the market price of the underlying Shares on the TSX or NASDAQ on the vesting date and the exercise price of the options on the vesting date. Where the difference is a negative number the value is deemed to be 0.
(2)	This value was determined by calculating the dollar value realized by multiplying the number of Shares by the market value of the underlying Shares on the TSX or NASDAQ on the vesting date.

The number of options vesting to Named Executive Officers under the Option Plan during the most recently completed financial year is 66,833.

For a detailed description of the principal terms of our equity-based compensation plans, see “Equity-Based Compensation Plans”, below. As noted in the Outstanding Share-Based Awards and Option-Based Awards table, as at December 31, 2022, there were 316,998 PSUs awarded to Named Executive Officers that were still unvested. The performance criteria for each of these PSUs will be determined by the Board at the appropriate time, and they are set to vest (subject to the terms of the Consolidated Share Distribution Plan or Market Purchase PSU Plan) as follows:

Named Executive Officer	Number of PSUs That Have Not Vested	Vesting Date
Randy MacEwen	52,242	March 5, 2023
	28,999	March 11, 2024
	104,489	March 14, 2025
Paul Dobson	29,862	March 29, 2024
	29,025	March 14, 2025
David Mucciacciaro	28,925	May 23, 2025
Kevin Colbow	10,100	March 5, 2023
	4,613	March 11, 2024
	12,800	March 14, 2025
Jesper Themsen	5,964	June 2, 2024
	9,979	March 14, 2025

PENSION PLAN BENEFITS

None of the Named Executive Officers participate in a corporation-sponsored Defined Benefits Plan or Defined Contribution Plan, nor do they receive contributions to any such plan on their behalf from the Corporation.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Employment Contracts

Ballard employs a standard-form executive employment agreement which all of our Named Executive Officers have executed. These agreements have indefinite terms, provide for payments to be made on termination and otherwise include typical terms and conditions, including intellectual property, confidentiality, and non-competition and non-solicitation provisions in favour of Ballard.

The annual salary paid to each of our Named Executive Officers under their employment agreements for 2022 was as follows: CDN$600,000 for Mr. MacEwen; CDN$500,000 for Mr. Dobson; CDN$315,000 for Dr. Colbow; USD$300,000 for Mr. Mucciacciaro (prorated for 2022) and CDN$343,370 for Mr. Themsen (converted from Danish krone).

Pursuant to these employment agreements, a Named Executive Officer’s employment terminates immediately, without any required period of notice or payment in lieu thereof, for just cause or upon the death of the executive. In every other circumstance for Mr. MacEwen, other than on following a change of control, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 24 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Mr. Dobson, we are required to provide notice of up to 12 months plus one month for every year of employment completed with us, to a maximum of 18 months, or payment in lieu of such notice, consisting of the salary, target bonus and other benefits that would have been earned during such notice period. For Mr. Mucciacciaro, we are required to provide notice of up to 12 months plus an additional 3 months after five years of service completed. For Dr. Colbow, we are required to provide statutory notice plus one day for each month worked, or payment in lieu of such notice, consisting of the salary and other benefits that would have been earned during such notice period. For Mr. Themsen, we are required to provide notice of 12 months.

The employment contracts for Mr. MacEwen and Mr. Dobson contain change of control provisions that include a “double-trigger” in relation to a change of control – if the executive’s employment is terminated (including a constructive dismissal) within two years following the date of a change of control, the executive is entitled to payment in lieu of a 24-month notice period. For these purposes, a “change of control” under the employment agreements is defined as occurring when:

(a)	a person or persons acting in concert acquires at least one-half of Ballard’s shares;
(b)	the persons who comprise the Board of Ballard do not consist of a majority of persons who were previously directors of Ballard, or who were recommended to the Shareholders for election to the Board by a majority of the Directors;
(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; or
(d)	Ballard is involved in any business combination that results in Ballard’s Shareholders owning less than one-half of the voting shares of the combined entity.

In addition, all Named Executive Officers have agreed to the claw-back provision discussed previously.

Equity-Based Compensation Plans

	Resignation	Involuntary Termination	Retirement	Change of Control	Termination for Cause
Stock Options(1)	Vesting stops on termination date. Exercise of vested stock options within 30 days or otherwise forfeited.	Vesting stops on termination date. Exercise of vested stock options within 90 days or otherwise forfeited.	Stock options continue to vest.	All stock options vest.	Vesting stops on termination date. Exercise of vested stock options within 30 days or otherwise forfeited.
Performance Share Units	All PSUs expire on the last day of work.	All PSUs expire on the last day of work.	PSUs continue to vest.	All PSUs vest.	All PSUs expire on the last day of work.
Deferred Share Units	Redeemed to shares by no later than December 31 of the first calendar year commencing after employment is terminated; except in the case of US holders, whose DSUs will be redeemed for shares approximately 6 months after termination of employment.
(1)	If a participant ceases to be an employee of Ballard or its subsidiaries (other than by reason of death/disability or being retired), he or she will have up to 90 days, in the event of termination other than for just cause, or 30 days, in the event of voluntary resignation, in which to exercise his or her vested options (in each case subject to extension if the option would otherwise expire during, or within 9 business days after the end of, a blackout period).

The Option Plan provides for the vesting of options upon an accelerated vesting event, which is defined as:

(a)	a person making a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares;
(b)	any person or persons acting in concert acquiring more than 50% of Ballard’s Shares;
(c)	there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest;
(d)	Ballard joins in any business combination that results in Ballard’s Shareholders owning less than 50% of the voting shares of the combined entity; or
(e)	any other transaction is approved, a consequence of which is to privatize Ballard.

If an accelerated vesting event occurs, any outstanding option may be exercised at any time before the 60th day after such event.

Under the SDP, the occurrence of any of the accelerated vesting events described above triggers (subject to Board approval in the case of a take-over bid) the termination of the restriction period applicable to PSUs such that holders will become immediately entitled to receive Shares in respect of their PSUs (subject to applicable plan requirements).

The following table shows, for each Named Executive Officer, the amount such person would have been entitled to receive if on December 31, 2022: (1) their employment was terminated without just cause; (2) a change of control occurred; or, (3) their employment was terminated without just cause and that termination occurred following a change in control.

Named Executive Officer	Triggering Event (as of December 31, 2022)
	Termination of Employment(2) (CDN$)(1)	Change of Control (3) (CDN$)(1)	Termination of Employment following Change of Control (CDN$)(1)
Randy MacEwen
Severance	2,000,000	0	2,400,000
Other benefits	60,484	0	97,581
Accelerated vesting	0	1,203,527	0
Total	2,060,484	1,203,527	2,497,581

Named Executive Officer	Triggering Event (as of December 31, 2022)
	Termination of Employment(2) (CDN$)(1)	Change of Control(3) (CDN$)(1)	Termination of Employment following Change of Control (CDN$)(1)
Paul Dobson
Severance	920,833	0	1,700,000
Other benefits	21,667	0	65,000
Accelerated vesting	0	381,586	0
Total	942,500	381,586	1,765,000
David Mucciacciaro
Severance	690,744	0	1,381,488
Other benefits	47,331	0	119,661
Accelerated vesting	0	187,438	0
Total	738,075	187,438	1,501,149
Kevin Colbow
Severance	747,805	0	747,805
Other benefits	42,686	0	42,686
Accelerated vesting	0	343,959	0
Total	790,491	343,959	790,491
Jesper Themsen
Severance	515,055	0	515,055
Other benefits	91,655	0	91,655
Accelerated vesting	0	103,310	0
Total	606,710	103,310	606,710
(1)	All values are in Canadian dollars, unless otherwise stated.
(2)	Based on accrued service to December 31, 2022.
(3)	All options and PSUs vest immediately upon a change of control in accordance with the Stock Option Plan and SDP, as applicable. Value shown equals, in the case of PSUs, the price of the underlying Shares on December 31, 2022 multiplied by the number of PSUs. Value shown in the case of Options is the difference between the market price on December 31, 2022 and the exercise price for options, for those options where the market price on that date is greater than the exercise price.

DIRECTOR COMPENSATION

The SGC is responsible for determining compensation for our directors.

The SGC ensures that the annual retainer paid to directors is sufficient to allow the Corporation to attract and retain candidates with appropriate and relevant levels of skill, experience and expertise. Consistent with past practice, the SGC seeks to provide compensation for directors at approximately the 50th percentile of its comparator group of North American companies. The SGC retains independent compensation consultants (Hugessen) for professional advice and as a source of competitive market information.

Management directors (the President & CEO) and directors who are shareholder nominees appointed pursuant to agreements with the Corporation are not compensated by the Corporation for their service as directors. However, all directors are entitled to reimbursement for travel and other reasonable expenses incurred in connection with fulfilling their duties.

We remunerate all other directors for services to the Board, committee participation and special assignments. The elements of director compensation have remain unchanged since 2016:

●	Annual flat fee structure for directors. No additional meeting attendance fees for Board or committee meetings.
●	Additional annual retainer fees for committee Chairs.
●	All retainer fees are paid in CDN$, regardless of director’s country of residence.
	Cash (CDN$)	DSUs (CDN$)	Total (CDN$)
Annual Retainer (Non-Executive Board Chair)	75,000	100,000	175,000
Annual Retainer (Director)	55,000	75,000	130,000
Annual Retainer (Audit Committee and PCGCC Chairs)	8,400	11,600	20,000
Annual Retainer (PCC and SGC Chairs)	6,300	8,700	15,000
Annual Retainer (Commercial Committee Chair)	3,150	4,350	7,500

If a meeting or group of meetings is held on a continent other than the continent on which a director (other than management or shareholder directors) is resident, that director will receive an additional fee of CDN$2,250, in recognition of the additional time required to travel to and from the meeting.

In 2022, the following compensation was earned by the directors:

Director	Board Retainer (CDN$)	Committee Chair Retainer (CDN$)	Meeting Fees (CDN$)	Total Compensation (CDN$)
Kathy Bayless	130,000	0	0	130,000
Douglas P. Hayhurst(1)	155,000	20,000	0	175,000
Duy-Loan Le	130,000	0	0	130,000
Hubertus M. Muehlhaeuser(1,2)	157,000	8,709	0	165,709
Marty Neese(1)	148,000	7,500	0	155,500
Jim Roche(1)	193,000	0	0	193,000
Janet Woodruff(3)	130,000	16,291	0	146,291
(1)	Special Committee fees were paid to Mr. Hayhurst, Mr. Muehlhaeuser, Mr. Neese and Mr. Roche in the form of cash retainers for activities related to certain strategic transactions. Mr. Hayhurst received $25,000 as Committee Chair, Mr. Muehlhaeuser received $18,000, Mr. Neese received $18,000 and Mr. Roche received $18,000; and Mr. Muehlhaeuser received $18,000.
(2)	Mr. Muehlhaeuser was appointed PCC Chair on June 8, 2022 and received a pro rata portion of his annual Chair retainer.
(3)	Ms. Woodruff was PCGCC Chair until June 8, 2022, and was appointed SGC Chair on the same date. She received pro rata portions of each Chair retainer.

DSUs are issued to directors under the deferred share unit section for directors (the “DSU Plan for Directors”) in the SDP. Each DSU is convertible into one Share. The number of DSUs to be credited to a director is determined quarterly by dividing the cash value of the eligible remuneration by the fair market value per Share, being the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to a person who is resident in any country other than the U.S.) or on NASDAQ (in respect of a DSU issued to a person who is resident in the U.S.) on the trading day before the relevant date. DSUs are credited to an account maintained by Ballard for each director. However, a DSU is not redeemed until the director leaves the Board, and its value on redemption will be based on the value of our Shares at that time. The SDP or any successor plans will be used to satisfy the redemption of DSUs issued pursuant to the DSU Plan for directors.

Directors have a minimum shareholding requirement equivalent to three times the director’s board retainer (excluding any Chair retainers). They may apply DSUs they receive as payment for all or part of their annual retainer towards the minimum share ownership requirements and can elect to take 100% of their fees in the form of DSUs annually. Directors have six years from the date that they are first elected to the Board to comply. The board exercised its discretion to extend the deadline until December 31, 2022, for directors whose 6-year deadline to meet their minimum shareholding requirements expired in 2021.

Our overall director compensation objective is to target pay at the 50th percentile of our comparator group. The SGC reviews director composition of the comparator group annually and updates it as required. Benchmarking for a company of Ballard’s size and stage of business is particularly challenging as our industry is nascent and there are few companies directly comparable. Many of the direct competitors in our industry are private or smaller fuel cell companies that are publicly traded. By contrast, companies in broader comparator groups, such as industrials and technology companies, are often significantly larger revenue companies that provide similarly inappropriate benchmarks. In determining the appropriate comparator group, the SGC utilizes benchmarking as a key input and considers several factors, including the markets in which we compete for director talent. The SGC also considers the annual benchmarking work performed by the PCC for executive talent, including the use of the same comparator group.

As noted above, the PCC, working with Hugessen, conducted the annual review of the comparator group for executive compensation in 2022, resulting in several changes to our 2023 comparator group for executive compensation, including removing 10 companies and adding 10 companies. Most notably, the refreshed comparator group is more representative of the regions where Ballard operates. The refreshed comparator group represents a suitable mix of Canadian, US and European companies exhibiting key characteristics that align with Ballard, including a growth orientation, market capitalization, revenue, employee base, asset base and market focus. Based in part on this work, the SGC, working with Hugessen, determined to use the same comparator group to benchmark Board compensation for 2023. Aligned with the review and change in approach adopted by the PCC to benchmarking US-denominated executive compensation, the SGC also revised our approach to benchmarking director compensation that is paid in US dollars to be converted into Canadian dollars using a rolling 3-year average foreign exchange rate, rather than benchmarking director compensation paid in US dollars at par to Canadian dollars. In its review of director compensation, the SGC, working with Hugessen, determined that director compensation was below the 50th percentile based on the new comparator group and currency approach. However, given a variety of factors, including the relative size of Ballard to the comparator companies, the Corporation’s performance in 2022, corporate cost reduction initiatives implemented in early 2023, and the fact that there were no changes to executive compensation in 2023, the SGC determined to make no changes to Board compensation for 2023. The SGC will review and reassess Board compensation in 2023 for potential adjustments in 2024.

INCENTIVE PLAN AWARDS

The following table sets forth all option-based and Share-based awards granted to our non-executive directors that are outstanding as of December 31, 2022.

In 2003, we ceased the practice of annual grants of share options to our independent directors and there are no options grants outstanding to independent directors at this time. DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in cash. DSUs cannot be redeemed until such time as the director leaves the Board, and their value on redemption will be based on the value of Shares at that time.

Outstanding Share-Based Awards and Option-Based Awards (as of December 31, 2022)

	Option-Based Awards	Share-based Awards
Name	Number of Securities Underlying Unexercised Options	Number of DSUs	Market or payout value of vested DSUs not paid out or distributed(1) (CDN$)
Kathleen Bayless	0	9,102	58,981
Douglas P. Hayhurst	0	224,643	1,455,687
Kui (Kevin) Jiang	0	0	-
Duy-Loan Le	0	57,535	372,827
Hubertus M. Muehlhaeuser	0	11,274	73,056
Marty Neese	0	88,730	574,970
James Roche	0	98,249	636,654
Shaojun (Sherman) Sun	0	0	-
Janet Woodruff	0	47,300	306,504
(1)	This amount is calculated by multiplying the number of DSUs that have not vested by the closing price of the Shares underlying the DSUs on the TSX as at December 31, 2022.

No inentive plan awards vested for, or were earned by, our Directors during the year ended December 31, 2022.

Directors are not permitted to hedge the market value of the Corporation securities they hold.

EQUITY-BASED COMPENSATION PLANS

The Corporation adopted two equity-based compensation plans approved by our Shareholders at the 2009 Annual Meeting and most recently re-approved at the 2021 Annual Meeting(1):

(a)	a consolidated share option plan (the “Option Plan”); and
(b)	a consolidated share distribution plan (the “SDP”).

Copies of the Option Plan and SDP are posted on the Governance section of the Corporation’s website (https://www.ballard.com/investors/governance). For a detailed description of our equity-based compensation plans, see Appendix “B” and “C” of this Circular.

The following table sets out, as of December 31, 2022, the number of securities we are authorized to issue under our equity-based compensation plans and the relevant exercise prices at which such securities may be issued.

(1)	The Corporation also adopted a plan, administered by an independent trustee, for the purchase of Ballard Shares on the open market for the redemption of PSU awards (the "Market Purchase PSU Plan"). The independent trustee makes these open market purchases through the facilities of the TSX, and holds the purchased Shares in escrow until the restriction period is complete and any performance criteria have been satisfied. Shares purchased under this plan do not count against the rolling cap under the Option Plan or SDP.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted -Average Exercise Price of Outstanding Options, Warrants and Rights (CDN$)
Equity-based compensation plans approved by security holders	6,519,380(1)	8.99
Equity-based compensation plans not approved by security holders	Nil	N/A
Total	6,519,380(1)	8.99
(1)	Shares issuable under the DSU Plan for Directors and the DSU Plan for Executive Officers (together, the “DSU Plans”) will be satisfied with Shares reserved under the SDP or any successor plan.

The Option Plan and SDP provide that the maximum number of the Corporation’s Shares available for issuance under them, in aggregate, cannot exceed 8.5% of the issued and outstanding Shares at the time of grant (prior to 2018, the cap was 10%). In addition, the maximum number of the Corporation’s Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant.

The following table summarizes the aggregate plan maximum, the outstanding securities awarded under the Option Plan and SDP, and the remaining securities available for grant for the fiscal years ended on December 31, 2022, December 31, 2021, and December 31, 2020. The percentages are calculated based on the number of issued and outstanding Shares at the end of each fiscal year.

	December 31, 2022		December 31, 2021		December 31, 2020
	#	%	#	%	#	%
Plan Maximum	25,363,507	8.50%	25,304,525	8.50%	23,976,645	8.50%
Securities Awarded under the Option Plan	4,807,620	1.61%	4,041,567	1.36%	4,149,639	1.47%
Securities Awarded under the SDP	1,711,760	0.57%	1,722,444	0.58%	1,949,978	0.69%
Remaining Securities Available for Grant	18,844,127	6.32%	19,540,514	6.56%	17,877,028	6.34%

Awards Subject to Multiplier

PSUs are earned one third of the grant each year over a period of three years, subject to achievement of certain performance criteria (the “PSU Scorecard”) in each year. The amount of potential earned PSUs is based on performance against the PSU Scorecard in each year. Below a threshold PSU Scorecard performance, no PSUs are earned. Up to 150% of PSUs can be earned for PSU Scorecard performance in excess of 100%.

In limited circumstances, such as new hire grants, RSUs may be awarded that are subject to time vesting only, typically over three years. Such one-time RSU grants are not subject to the PSU Scorecard.

Options and DSUs issued under the Option Plan and SDP, respectively, are not subject to a performance multiplier.

Annual Burn Rate

The annual burn rate, representing the number of securities granted under the Option Plan and SDP, respectively, relative to the weighted average number of securities outstanding for the fiscal years ended on December 31, 2022, December 31, 2021, and December 31, 2020, are as follows:

	Annual Burn Rate
Year	Option Plan	SDP
2022	0.42%	0.22%
2021	0.18%	0.08%
2020	0.74%	0.14%

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the best of our knowledge, no informed person, proposed director or person who has been a director or executive officer of the Corporation (or any associate of affiliate of such persons) had any interest in any material transactions during the past year or has any interest in any material transaction to be considered at the Meeting, except as disclosed in this Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

In compliance with Sarbanes-Oxley, we do not make or arrange personal loans to directors or executive officers. As of April 10, 2023, our current or former directors, officers and employees have no outstanding indebtedness to the Corporation, its subsidiaries or to any other entity and which is guaranteed by the Corporation or its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

We purchase and maintain insurance for the benefit of our directors and officers for losses arising from claims against them for certain actual or alleged wrongful acts they may undertake while performing their director or officer function. The total annual premium in respect of our directors’ and officers’ liability insurance program was approximately US$1,170,132 for 2022, and US$1,792,850 for 2021. The decrease was primarily due to a reduction in the coverage limit. The aggregate maximum coverage provided by the policy for all claims, for both directors and officers, in any single policy year is US$40 million (down from US$60 million). In addition to the payment of the premiums, we are accountable for the payment of the policy deductible of US$0 to US$2,500,000 per claim. We have also agreed to indemnify each of our directors and officers against all expenses, liabilities and losses, reasonably incurred or suffered, arising from the performance of his or her duties as an officer or director of Ballard.

ADDITIONAL INFORMATION

Additional information relating to us is included in the following public filings, which are incorporated by reference (the “Incorporated Documents”) into, and form an integral part of, this Circular:

•	Annual Information Form dated March 16, 2023;
•	Audited Annual Financial Statements for the year ended December 31, 2022 together with the auditors’ report thereon; and
•	Management's Discussion and Analysis for the year ended December 31, 2022.

Copies of the Incorporated Documents and all our other public filings providing additional information relating to us may be obtained at www.sedar.com or www.sec.gov, or upon request and without further charge from either our Corporate Secretary, at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by calling our Investor Relations Department at (604) 454-0900.

PROPOSALS

Any Shareholder who intends to present a proposal at our annual Shareholders’ meeting held in 2024 must send the proposal to our Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8. In order for the proposal to be included in the proxy materials we send to Shareholders for that meeting, the proposal:

•	must be received by us no later than March 7, 2024; and
•	must comply with the requirements of section 188 of the Business Corporations Act (British Columbia).

We are not obligated to include any shareholder proposal in our proxy materials for the annual Shareholders’ meeting held in 2024 if the proposal is received after the March 7, 2024 deadline.

APPROVAL BY THE BOARD

Our Board has approved the contents and the sending of this Circular to the Shareholders of the Corporation.

BY ORDER OF THE BOARD

“Kerry Hillier”

Kerry Hillier
Corporate Secretary
Ballard Power Systems Inc.

Dated: April 10, 2023

DEFINED TERMS

In this management information circular (the “Circular”):

“Ballard”, “Corporation”, “we”, “us” and “our” refer to Ballard Power Systems Inc.

“Beneficial Shareholders” means holders of our Shares that do not hold our Shares in their own name, but instead, whose Shares are held on the Record Date by a bank, trust company, securities broker or other nominee.

“Board” means the board of directors of Ballard.

“CDN$” refers to Canadian currency.

“Equity-based Compensation Plans” means the Option Plan and the SDP.

“DSU” means deferred share unit.

“$” or “dollars” refer to United States currency unless specifically stated otherwise.

“Meeting” means the 2023 annual meeting of our Registered Shareholders and includes any adjournment thereof, unless otherwise indicated.

“NASDAQ” means the NASDAQ Global Market.

“Option Plan” means the Corporation’s consolidated share option plan, the principal terms of which are set out in Appendix “B”.

“PSU” means performance share units subject to time and performance vesting criteria, unless otherwise noted.

“Record Date” means 5:00 p.m. Pacific Daylight Time on April 10, 2023.

“Registered Shareholders” means registered holders of our Shares on the Record Date.

“RSU” means restricted share units subject to time vesting criteria only.

“SDP” means the Corporation’s consolidated share distribution plan, the principal terms of which are set out in Appendix “C”.

“SEC” means the U.S. Securities and Exchange Commission.

“Shares” means common shares without par value in the capital of Ballard.

“TSX” means the Toronto Stock Exchange.

“US$” refers to United States currency.

APPENDIX “A”
BOARD MANDATE

The board of directors (the “Board”) is responsible for the overall corporate governance of the Corporation. It oversees and directs the management of the Corporation’s business and affairs. In doing so, it must act honestly, in good faith, and in the best interests of the Corporation. The Board guides the Corporation’s strategic direction, evaluates the performance of the Corporation’s executive officers, monitors the Corporation’s financial results, and is ultimately accountable to the Corporation’s shareholders, employees, customers, suppliers, and regulators. Board members are kept informed of the Corporation’s operations at meetings of the Board and its committees, and through reports and analyses by, and discussions with, management. The Board manages the delegation of decision-making authority to management through Board resolutions under which management is given authority to transact business, but only within specific limits and restrictions.

In this Mandate, the “Corporation” means Ballard Power Systems Inc. and a “director” means a member of the Corporation's board of directors (the “Board”). The “CEO” means the President & Chief Executive Officer of the Corporation. “PCC” means the People & Compensation Committee and the “SGC” means the Sustainability & Governance Committee.

COMPOSITION

A.	As stated in the Articles of the Corporation, the Board will be composed of no fewer than three directors.
B.	The Board will have a majority of independent directors. A director is considered “independent” if they do not have a material or pecuniary relationship with the Corporation or related entities (other than compensation received for their service as director) and otherwise meet the requirements for independence established by securities regulations and exchange requirements applicable to the Corporation from time to time.
C.	The Board will appoint its own Chair.

MEETINGS

A.	Meetings of the Board will be held as required, but at least four times a year. Any director may request a meeting of the Board be called by notifying the Board Chair.
B.	Notice of the time and place of each meeting will be given to each director either by telephone or other electronic means not less than 1 week before the time of the meeting. Meetings may be held at any time if all directors have waived or are deemed to have waived notice of the meeting. A director participating in a meeting will be deemed to have waived notice of the meeting.
C.	The CEO will have direct access to the Board and may request a meeting of the Board be called by notifying the Board Chair. The CEO will receive notice of every Board meeting and will normally be requested to attend, other than in cases where the Board wishes to meet in-camera. Other executives or employees of the Corporation will attend meetings of the Board at the request of the Chair.
D.	Meetings will be chaired by the Chair of the Board; or if the Chair is absent, by the CEO, if a director; or if the Chair and the CEO are absent, by a member chosen by the Board from among themselves.
E.	A director may participate in meetings of the Board or any committee of the Board in person, by telephone, or with the consent of the other directors at the meeting, by another communications medium, and a director participating in such a meeting by any such means is deemed to be present at that meeting.
F.	A majority of directors constitute a quorum necessary for the transaction of business at Board meetings. A quorum once established is maintained even if directors leave the meeting prior to conclusion.

G.	The Corporate Secretary or his or her nominee will act as Secretary to the Board.
H.	All decisions made by the Board may be made at a Board meeting or evidenced in writing and signed by all Board members, which will be fully effective as if it had been made or passed at a Board meeting.
I.	As part of every regularly-scheduled meeting, the Board will hold in-camera sessions with: (1) the CEO; (2) of the Board, without management or management directors present; and (3) of the independent directors of the Board, without non-independent directors present. The Board may also hold other in-camera sessions with such members of management present as the Board deems appropriate.

DUTIES AND RESPONSIBILITIES

A.	Selection of Management

The Board is responsible for appointing the Chief Executive Officer (“CEO”), for monitoring and evaluating the CEO’s performance, and approving the CEO’s compensation. Upon recommendation of the CEO and the PCC, the Board is also responsible for appointing all other officers. The Board also ensures that adequate plans are in place for management development and succession and conducts an annual review of such plans.

B.	Corporate Strategy

The Board is responsible for reviewing and approving the Corporation’s corporate mission statement and corporate strategy on a yearly basis, as well as determining the goals and objectives to achieve and implement the corporate strategy, while taking into account, among other things, the opportunities and risks of the business. Each year, the Board meets for a strategic planning session to set the plans for the upcoming year. In addition to the general management of the business, the Board expects management to achieve the corporate goals set by the Board, and the Board monitors the progress made against these goals.

In addition, the Board approves key transactions that have strategic impact to the Corporation, such as acquisitions, key collaborations, key supply arrangements, and strategic alliances. Through the delegation of signing authorities, the Board is responsible for setting out the types of transactions that require approval of the Board..

C.	Fiscal Management and Reporting

The Board, through the Audit Committee, monitors the financial performance of the Corporation and must ensure that the financial results are reported: (a) to shareholders and regulators on a timely and regular basis; and (b) fairly and in accordance with applicable accounting principles. The Board must also ensure that all material developments of the Corporation are disclosed to the public on a timely basis in accordance with applicable securities regulations. The Board also reviews and approves the Corporation’s Annual Information Form and management information circular each year.

D.	Cybersecurity

The Board, through the Audit Committee, has oversight responsibility with respect to the Company’s information technology use and data security, including, but not limited to, enterprise cybersecurity, privacy, data collection and protection and compliance with information security and data protection laws.

E.	Legal Compliance

The Board is responsible for overseeing compliance with all relevant policies and procedures by which the Corporation operates, including the Corporation’s environmental, social and governance (“ESG”) initiatives, and ensuring that the Corporation operates at all times in compliance with all applicable laws and regulations, and to the highest ethical and moral standards.

F.	Statutory Requirements

The Board is responsible for approving all matters that require Board approval as prescribed by applicable statutes and regulations, such as payment of dividends and issuances of shares. Management ensures that such matters are brought to the attention of the Board as they arise.

G.	Formal Board Evaluation

The Board, through a process led by the SGC, conducts an annual evaluation and review of the performance of the Board, Board committees, and the Chair of the Board. The results of the evaluation and recommended improvements are discussed with the full Board. The Board also sets annual goals or focus priorities and tracks performance against them. In addition, each individual director’s performance is evaluated and reviewed regularly.

H.	Risk Management

The Board is responsible for identifying the Corporation’s principal risks and ensuring the implementation of appropriate systems to manage these risks. The Board is also responsible for the integrity of the Corporation’s internal controls and management information systems.

I.	External Communications

The Board is responsible for overseeing the establishment, maintenance and annual review of the Corporation’s external communications policies which address how the Corporation interacts with analysts and the public and which also contain measures for the Corporation to avoid selective disclosure. The Board is responsible for establishing a process for receiving shareholder feedback.

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APPENDIX “B”

DESCRIPTION OF OPTION PLAN

All directors, officers and employees of Ballard and its subsidiaries are eligible to participate in the Option Plan.

As of April 10, 2023, the total number of Shares issued and reserved and authorized for issue under the Option Plan was 4,635,297 Shares, representing 1.6% of the issued and outstanding Shares as of that date.

The number of options granted under the Option Plan may adjust if any share reorganization, stock dividend or corporate reorganization occurs.

The aggregate number of Shares that may be reserved for issuance under the Option Plan, when aggregated with the number of Shares reserved for issuance under the Corporation’s Consolidated Share Distribution Plan, cannot not exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the Option Plan, the number of Shares (i) issued to insiders in any year under the Option Plan, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the Option Plan, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

In any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

Apart from the limits on Shares issued or issuable to insiders and to non-executive Directors, described above, the Option Plan does not restrict the number of Shares that can be issued to any one person or to Directors.

The exercise price of a Ballard option will be determined by the Board and is to be no less than the closing price per Share on the TSX (in respect of options issued to persons resident in any country other than the U.S.), or NASDAQ (in respect of options issued to persons resident in the U.S.), on the last trading day before the date the option is granted.

Ballard options may have a term of up to 10 years from the date of grant, and unless otherwise determined by the Board, will vest in equal amounts on the first, second and third anniversaries of the date of grant.

If an “accelerated vesting event” occurs, any outstanding option may be exercised at any time before the 60th day after such event. An accelerated vesting event occurs when: (a) a person makes a take-over bid that could result in that person or persons acting in concert acquiring more than 50% of Ballard’s Shares; (b) any person or persons acting in concert acquire more than 50% of Ballard’s Shares; (c) there is a disposition of all or substantially all of Ballard’s assets to an entity in which Ballard does not have a majority interest; (d) Ballard joins in any business combination that results in anyone other than Ballard’s shareholders owning more than 50% of the voting shares of the combined entity; or (e) any other transaction is approved, a consequence of which is to privatize Ballard.

The Option Plan also contains a “double trigger” in the event of a take-over. Accordingly, vesting will only be accelerated if the Board approves the acceleration. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate, including accelerating vesting, otherwise modifying the terms of options to assist the holder to tender into the take-over bid or terminating options which have not been exercised prior to the successful completion of the accelerated vesting event.

Under the Option Plan each option will expire (or no longer be capable of being exercised) on the earlier of:

(a)	the expiration date as determined by the Board, which date will not be more than 10 years from the date of grant; and
(b)	if the optionee is a director, officer or employee, the optionee ceases to hold such position, except that, an option will be capable of exercise, if the optionee ceases to be a director, officer or employee:
(i)	because of his or her death, for one year after the optionee dies;
(ii)	as a result of voluntary resignation, for 30 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard; or
(iii)	other than as a result of voluntary resignation (in the case of a director) or termination other than for just cause (in the case of an officer or employee), for 90 days after the last day on which the optionee ceases to be a director, or the officer or employee ceases to work for Ballard (although in these circumstances, the Chief Executive Officer has discretion to extend the exercise period to up to one year after the optionee ceases to work for Ballard).

If the optionee dies, all previously unvested options vest and, in the circumstances described in (b)(iii) above, the Chief Executive Officer has discretion to accelerate the vesting of unvested options that would have otherwise vested in the next year. In the other circumstances described above, an option is only capable of being exercised in respect of options that were vested at the time the optionee ceased to be a director or ceased to work for Ballard.

If an optionee becomes “totally disabled” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

Similarly, if an optionee becomes “retired” (as defined in the Option Plan), his or her options will continue to vest and be exercisable as they would have had the optionee continued to be a director, officer or employee of Ballard.

If an option would otherwise expire or cease to be exercisable during a blackout period or within nine business days after the end of a blackout period (that is, a period during which employees and/or directors cannot trade in securities of the Corporation because they may be in possession of insider information), the expiry date of the option is extended to the date which is 10 business days after the end of the blackout period.

The Board is entitled to make, at any time, and from time to time, and without obtaining shareholder approval, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)	amendments to any provisions relating to the granting or exercise of options, including but not limited to provisions relating to the vesting period, acceleration of vesting, term, extension of term, termination or expiry, amount and payment of the subscription price, vesting period, expiry or adjustment of options, provided that, without shareholder approval, such amendment does not entail:
(i)	a change in the number or percentage of Shares reserved for issuance under the plan;
(ii)	a reduction in the exercise price of an option;
(iii)	an extension of the expiry date of an outstanding option;
(iv)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or
(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(v)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000; or
(vi)	a change to the amendment provisions of the Option Plan;
(c)	the addition or amendment of terms relating to the provision of financial assistance to optionees or resulting in optionees receiving any Ballard securities, including pursuant to a cashless exercise feature;
(d)	any amendment in respect of the persons eligible to participate in the plan, provided that, without shareholder approval, such amendment does not permit non-employee directors to re-gain participation rights under the plan at the discretion of the Board if their eligibility to participate had previously been removed or increase limits previously imposed on non-employee director participation;
(e)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(f)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any agreement to purchase options.

Options are not assignable except as permitted by applicable regulatory authorities in connection with a transfer to an optionee’s registered retirement savings plan or registered retirement income fund or to the personal representative of an optionee who has died.

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APPENDIX “C”

DESCRIPTION OF SDP

The SDP is a single plan divided into the following three principal sections:

1.	A deferred share unit section for senior executives (the “DSU Plan for Executive Officers”). Under the SDP, DSUs are granted at the election of each executive officer of Ballard who is eligible (as determined by the Board) in partial or full payment of his or her annual bonus, which otherwise is paid in Shares.
2.	A deferred share unit section for directors (the “DSU Plan for Directors”). Under the DSU Plan for Directors, each independent outside director elects annually the proportion (0% to 100%) of his or her annual retainer that he or she wishes to receive in DSUs.

Under the SDP, DSUs are credited to an account maintained for each eligible person by Ballard. Each DSU is convertible into one Share. The number of DSUs to be credited to an eligible person is determined on the relevant date by dividing the amount of the eligible remuneration by the fair market value per Share, being a price not less than the closing sale price at which the Shares are traded on the TSX (in respect of a DSU issued to persons resident in any country other than the U.S.) or NASDAQ (in respect of a DSU issued to persons resident in the U.S.) on the trading day before the relevant date. In the case of the executive officers, the relevant date is set by the Board but if such date occurs during a trading blackout, the number of DSUs will be determined on the first trading day after the day on which the blackout is lifted. For directors, DSUs are credited at the time specified by the Board (currently DSUs are granted in equal instalments over the course of a year, at the end of each quarter).

On any date on which a dividend is paid on the Shares, an eligible person's account will be credited with the number of DSUs calculated by: (i) multiplying the amount of the dividend per Share by the aggregate number of DSUs that were credited to that account as of the record date for payment of the dividend; and (ii) dividing the amount obtained in (i) by the fair market value (determined as set out above) of Shares on the date on which the dividend is paid.

A departing director or executive officer may receive Shares in respect of the DSUs credited to that person's account (at the ratio of one Share per DSU, subject to the deduction of any applicable withholding tax in the case of an eligible person who is a United States citizen or resident for the purpose of United States tax). A DSU, however, cannot be redeemed until such time as the director leaves the Board or the executive officer ceases to work for Ballard, and its value on redemption will be based on the value of Shares at that time. All DSUs vest immediately as they are issued in respect of remuneration that would have otherwise been paid in Shares or cash. DSUs do not expire. Except in the case of death, DSUs can only be assigned with consent.

3.	A performance share unit section (the “PSU Plan”). All employees (but not non-executive directors) are eligible to participate in the PSU Plan.

The vesting of PSUs issued under the SDP occurs up to three years from the date of issuance, subject to the achievement of any performance criteria which may be set by the Board and to earlier vesting upon the occurrence of any accelerated vesting event (as defined in the SDP). Each PSU is convertible into one Share, which will be issued under the SDP.

A “double trigger" is included in the event of a take-over. Accordingly, in the event of a take-over the accelerated vesting of a PSU (technically, the shortening of the restriction period) will only occur if the Board so determines. In such circumstances, the Board will also have the ability to make such changes as it considers fair and appropriate in the circumstances, including the date on which the restriction period ends or otherwise modifying the terms of PSUs to assist the holder to tender into the take-over bid. In addition, the Board has the discretion to deem performance criteria or other conditions to have been met on the occurrence of an accelerated vesting event.

If any performance criteria or other conditions specified in an award of PSUs is not met on or before the last day of the restriction period applicable to the relevant grant (usually three years less one day from the date of grant), the PSUs will expire and the participant will no longer be entitled to receive any Shares upon conversion of those PSUs.

All PSUs awarded to a participant under the SDP will also expire on the last day on which the participant works for Ballard or any of its subsidiaries except that,

(a)	in the event of the participant's death or total disability, the performance criteria and conditions specified in the participant's award of PSUs will, unless otherwise specified in the award, be deemed satisfied and the PSUs will be converted into Shares; and
(b)	if the participant is retired, the vesting of PSUs will continue on the same terms as they would have had the participant continued to be an officer or employee of Ballard.

PSUs cannot be assigned other than by will or the laws of descent and distribution.

Under the SDP, the Board can elect to satisfy the conversion of PSUs through Ballard Shares purchased on the open market.

As of April 10, 2023, the total number of Shares issued and reserved and authorized for issue under the SDP was 3,524,858 Shares, representing 1.2% of the issued and outstanding Shares as of that date.

The aggregate number of Shares that may be reserved for issuance under the SDP, when aggregated with the number of Shares reserved for issuance under the Option Plan, cannot not exceed 8.5% of the Shares then issued and outstanding (on a non-diluted basis). In addition, the maximum number of the Corporation’s Shares available for issuance under the SDP cannot exceed 5% of the issued and outstanding Shares at the time of grant. Any increase in the issued and outstanding Shares will result in an increase in the number of Shares available under the plans and any exercise, conversion, redemption, expiry, termination or surrender of an award made under the plans will make additional Shares available under them.

Notwithstanding any other provision of the SDP, the number of Shares (i) issued to insiders in any year under the SDP, when aggregated with the number of Shares issued to insiders within that same year period under all other share compensation arrangements of the Corporation, may not exceed 10% of the issued and outstanding Shares of the Corporation at that time; and (ii) issuable to insiders, at any time, under the SDP, when aggregated with the number of Shares that may be issuable to insiders under all other share compensation arrangements of the Corporation may not exceed 10% of the issued and outstanding Shares of the Corporation at that time.

Under the SDP, in any year, a non-executive Director’s participation in all Ballard equity-based compensation arrangements is limited to that number of shares (or that number of securities in respect of underlying shares) having a value of not more than CDN$100,000 on the date of grant, excluding any securities issued in respect of the non-executive Director’s annual retainer.

The SDP does not limit the number of DSUs that can be issued to executive officers.

The SDP does not limit the number of PSUs that can be issued to any one participant.

Apart from the limits on Shares issued or issuable to insiders and non-executive Directors described above, the SDP does not restrict the number of Shares that can be issued to any one person, to executive officers or to Directors.

The SDP permits the Board, without obtaining shareholder approval, to amend any provision of the SDP and/or any PSU and/or DSU governed by it (whether outstanding or otherwise) (subject to any stock exchange or regulatory requirement at the time of any such amendment) including, without limitation, any of the following amendments:

(a)	amendments to the definitions and other amendments of a clerical nature;
(b)	amendments to any provisions relating to the issuance of Shares, granting or conversion of DSUs or PSUs, including but not limited to provisions relating to the term, termination, and number of DSUs or PSUs to be awarded, provided that, without shareholder approval, such amendment does not entail:
(i)	a change in the number or percentage of Shares reserved for issuance under the plan;

(ii)	a reduction of the issue price of the Shares issued under the plan or the cancellation and reissue of Shares;
(iii)	a reduction to the fair market value used to calculate the number of DSUs to be awarded;
(iv)	an extension of time for redemption of a DSU or an extension beyond the original restriction period of a PSU;
(v)	an increase to the maximum number of Shares that may be:
(A)	issued to insiders within a one-year period; or
(B)	issuable to insiders at any time,

under all of Ballard’s equity-based compensation arrangements, which could exceed 10% of the issued and outstanding Shares at that time;

(vi)	an increase in the maximum number of securities that can be granted to directors (other than directors who are also officers) under all of Ballard’s equity-based compensation arrangements, which could exceed such number of securities in respect of which the underlying Shares have a Fair Market Value (as defined in the plan) on the date of grant of such securities of CDN$100,000;
(vii)	permitting DSUs or PSUs to be transferable or assignable other than for normal course estate settlement purposes; or
(viii)	a change to the amendment provisions of the plan;
(c)	any amendment in respect of the persons eligible to participate in the plan (or any part of it), provided that, without shareholder approval, such amendment does not permit non-employee directors to:
(i)	participate as holders of PSUs at the discretion of the Board;
(ii)	re-gain participation rights under any section of the plan at the discretion of the Board if their eligibility (as a class) to participate had previously been removed; or
(iii)	increase limits previously imposed on non-employee director participation;
(d)	such amendments as are necessary for the purpose of complying with any changes in any relevant law, rule, regulation, regulatory requirement or requirement of any applicable stock exchange or regulatory authority; or
(e)	amendments to correct or rectify any ambiguity, defective provision, error or omission in the plan or in any option agreement, notice to redeem DSUs or PSU agreement.

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HYDROGEN

BALLARD™

Here for life™

BALLARD POWER SYSTEMS INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOURTH QUARTER AND FISCAL YEAR 2022

Fuel Cell Power
for a Sustainable Planet

ballard.com

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about expected events and the financial and operating performance of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”). Forward-looking statements include any statements that do not refer to historical facts. Forward-looking statements are based on the beliefs of management and reflect our current expectations as contemplated under the safe harbor provisions of Section 21E of the United States Securities Exchange Act of 1934, as amended. Words such as "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may", "should", "will", the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. Such statements include, but are not limited to, statements with respect to our objectives, goals, liquidity, sources and uses of capital, outlook including our estimated revenue and gross margins, cash flow from operations, Cash Operating Costs, EBITDA and Adjusted EBITDA (see Non-GAAP measures), strategy, order backlog, order book of expected deliveries, future product roadmap costs and selling prices, future product sales, future production capacities and volumes, the markets for our products, expenses / costs, contributions and cash requirements to and from joint venture operations and research and development activities, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. These statements are not guarantees of future performance and involve assumptions, risks and uncertainties that are difficult to predict. In particular, these forward-looking statements are based on certain factors and assumptions relating to our expectations with respect to new and existing customer and partner relationships, the generation of new sales, producing, delivering, and selling the expected product and service volumes at the expected prices and controlling our costs. They are also based on a variety of general factors and assumptions including, but not limited to, our expectations regarding technology and product development efforts, manufacturing capacity and cost, product and service pricing, market demand, and the availability and prices of raw materials, labour, and supplies. These assumptions have been derived from information available to the Company including information obtained by the Company from third parties. These assumptions may prove to be incorrect in whole or in part. In addition, actual results may differ materially from those expressed, implied, or forecasted in such forward-looking statements. Factors that could cause our actual results or outcomes to differ materially from the results expressed, implied or forecasted in such forward-looking statements include, but are not limited to: challenges or delays in our technology and product development activities; our ability to extract value from joint venture operations; changes in the availability or price of raw materials, labour, supplies and shipping; costs of integration, and the integration failing to achieve the expected benefits of the transaction; our ability to attract and retain business partners, suppliers, employees and customers; global economic trends and geopolitical risks (such as the conflict between Russia and Ukraine), including changes in the rates of investment, inflation or economic growth in our key markets, or an escalation of trade tensions such as those between the U.S. and China; the relative strength of the value proposition that we offer our customers with our products or services; changes in competitive technologies, including battery and fuel cell technologies; product safety, liability or warranty issues; changes in our customers’ requirements, the competitive environment and/or related market conditions; potential merger and acquisition activities, including risks related to integration, loss of key personnel, disruptions to operations; warranty claims, product performance guarantees, or indemnification claims; changes in product or service pricing or cost; market developments or customer actions (including developments and actions arising from epidemics and pandemic) that may affect levels of demand and/or the financial performance of the major industries and customers we serve, such as secular, cyclical and competitive pressures in the bus, truck, rail and marine sectors; the rate of mass adoption of our products or related ecosystem, including the availability of cost-effective hydrogen; cybersecurity threat; our ability to protect our intellectual property; the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel and joint venture operations, and on commercial activity and demand across our and our customers’, partners’ and joint venture businesses, and on global supply chains; climate risk; changing government or environmental regulations, including subsidies or incentives associated with the adoption of clean energy products, including hydrogen and fuel cells; currency fluctuations, including the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, working capital requirements, and joint venture capital contributions; the general assumption that none of the risks identified in the Risks and Uncertainties section of this document or in our most recent Annual Information Form will materialize. Readers should not place undue reliance on Ballard's forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this Management Discussion and Analysis (“MD&A”). Except as required by applicable legislation, Ballard does not undertake any obligation to release publicly any updates or revisions to these forward-looking statements to reflect events or circumstances after the date of this MD&A including the occurrence of unanticipated events.

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 16, 2023

Section	Description
1. Introduction	1.1 Preparation of the MD&A 1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting 1.3 Risks and Uncertainties
2. Core Strategy and Business	2.1 Core Business 2.2 Strategic Imperatives
3. Select Annual Financial Information and 2023 Business Outlook	3.1 Select Annual Financial Information 3.2 2022 Performance Compared to 2022 Business Outlook 3.3 2023 Business Outlook
4. Recent Developments (Including Contractual Updates)	4.1 China 4.2 Europe 4.3 North America and Other
5. Results of Operations

5.1 Operating Segments

5.2 Summary of Key Financial Metrics –
Three months ended December 31, 2022

5.3 Summary of Key Financial Metrics –
Year ended December 31, 2022

5.4 Operating Expenses and Other Items –

Three months and Year ended December 31, 2022

5.5 Summary of Quarterly Results

6. Cash Flow, Liquidity and Capital Resources

6.1 Summary of Cash Flows

6.2 Cash Provided by (Used by) Operating Activities

6.3 Cash Provided by (Used by) Investing Activities

6.4 Cash Provided by (Used by) Financing Activities

6.5 Liquidity and Capital Resources

7. Other Financial Matters	7.1 Off Balance Sheet Arrangements and Contractual Obligations 7.2 Related Party Transactions 7.3 Outstanding Share and Equity Information
8. Use of Proceeds	8.1 Reconciliation of Use of Proceeds from Previous Financings
9. Accounting Matters	9.1 Overview 9.2 Critical Judgments in Applying Accounting Policies 9.3 Key Sources of Estimation Uncertainty 9.4 Recently Adopted Accounting Policy Changes 9.5 Future Accounting Policy Changes
10. Supplemental Non-GAAP Measures and Reconciliations	10.1 Overview 10.2 Cash Operating Costs 10.3 EBITDA and Adjusted EBITDA

1. INTRODUCTION

1.1 Preparation of the MD&A

This discussion and analysis of financial condition and results of operations of Ballard Power Systems Inc. (“Ballard”, “the Company”, “we”, “us” or “our”) is prepared as of March 16, 2023 and should be read in conjunction with our audited condensed consolidated financial statements and accompanying notes for the year ended December 31, 2022. The results reported herein are presented in U.S. dollars unless otherwise stated and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Additional information relating to the Company, including our Annual Information Form, is filed with Canadian (www.sedar.com) and U.S. securities regulatory authorities (www.sec.gov) and is also available on our website at www.ballard.com.

1.2 Management’s Report on Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.

As of the end of the period covered by this report, we evaluated, under the supervision and with the participation of management, including the CEO and the CFO, the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a–15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (“Exchange Act”). The CEO and CFO have concluded that as of December 31, 2022, our disclosure controls and procedures were effective to ensure that information required to be disclosed in reports we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified therein, and accumulated and reported to management to allow timely discussions regarding required disclosure.

Internal control over financial reporting

The CEO and CFO, together with other members of management, are responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. Internal control over financial reporting is designed under our supervision, and overseen by the Company’s board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There are inherent limitations in the effectiveness of internal control over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances.

Management, including the CEO and CFO, have evaluated the effectiveness of internal control over financial reporting, as defined in Rules 13a–15(f) of the Exchange Act, in relation to criteria described in Internal Control–Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management has determined that internal control over financial reporting was effective as of December 31, 2022.

KPMG LLP, our independent registered public accounting firm, has audited our consolidated financial statements and expressed an unqualified opinion thereon. KPMG LLP has also expressed an unqualified opinion on the effectiveness of our internal control over financial reporting as of December 31, 2022.

Changes in internal control over financial reporting

On November 11, 2021, we completed the acquisition of Arcola Energy Limited (“Arcola”), a UK-based systems engineering company (subsequently renamed Ballard Motive Solutions Ltd. (“Ballard Motive Solutions”)) specializing in hydrogen fuel cell powertrain and fuel cell vehicle systems integration. Through 2022, we aligned our internal controls over financial reporting to include the operating activities of Ballard Motive Solutions. During the year ended December 31, 2022, there were no other changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Our design of disclosure controls and procedures and internal controls over financial reporting includes controls, policies and procedures covering our subsidiaries including Ballard Power Systems Europe A/S, Ballard Fuel Cell Systems Inc., Ballard Motive Solutions Ltd., and Guangzhou Ballard Power Systems Co., Ltd.

1.3 Risks and Uncertainties

An investment in our common shares involves risk. Investors should carefully consider the risks and uncertainties described below and in our Annual Information Form. The risks and uncertainties described in our Annual Information Form are not the only ones that we face. Additional risks and uncertainties, including those that we do not know about now or that we currently deem immaterial, may also adversely affect our business. For a more complete discussion of the risks and uncertainties which apply to our business and our operating results, please see our Annual Information Form and other filings with Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities.

A summary of our identified risks and uncertainties are as follows:

●	We may not be able to successfully execute our business plan.
●	In China, a significant amount of operations are conducted by joint ventures that we cannot operate solely for our benefit.
●	We are dependent on third party suppliers for the supply of key materials and components for our products and services.
●	We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.
●	In our Heavy-Duty Motive market, we depend on a limited number of customers for a majority of our revenues and are subject to risks associated with early stage market activities related to fuel cell bus, truck, rail and marine applications.
●	We depend on Chinese customers for a significant portion of our revenues in our Heavy-Duty Motive market, and we are subject to risks associated with economic conditions and government policies and practices in China.

●	We have limited experience manufacturing fuel cell products on a commercial basis and our experience has been limited to relatively low production volumes.
●	We are subject to risks inherent in international operations, including restrictions on the conversion of currencies and restrictions on repatriation of funds, including out of China.
●	Certain of our customer supply agreements are subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions.
●	Global macro-economic and political conditions are beyond our control and may have an adverse impact on our business, our joint ventures, our key suppliers, and/or customers.
●	We currently face and will continue to face significant competition, and many current and future competitors may have significantly more resources.
●	We could be adversely affected by risks associated with capital investments and new business processes.
●	We could be adversely affected by risks associated with mergers and acquisitions.
●	We could lose or fail to attract the personnel necessary to operate our business.
●	Warranty claims, product performance guarantees, or indemnification claims could negatively impact our gross margins and financial performance.
●	Our technology and products may not meet the market requirements, including requirements relating to performance, integration and / or cost.
●	We may not be able to sell our products on a commercially viable basis on the timetable we anticipate, or at all.
●	A mass market for our products may never develop or may take longer to develop than we anticipate.
●	We may experience cybersecurity threats to our information technology infrastructure and systems, and unauthorized attempts to gain access to our proprietary or confidential information, as may our customers, suppliers and/or partners.
●	We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.
●	Emerging diseases, like COVID-19, may adversely affect our operations (including our joint ventures in China), our suppliers, our customers and/or partners.
●	In our Technology Solutions market, we depend on a limited number of customers for a majority of our revenues and are subject to risks related to the continued commitment of these customers to their fuel cell programs.
●	In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.
●	Climate change risks may adversely affect our operations, or the operations of our suppliers, customers and/or partners.
●	Public policy and regulatory changes could hurt the market for our products and services.
●	Regulatory agencies could require us to modify or terminate existing investments, acquisitions or joint ventures and could delay or prevent future opportunities.
●	Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

●	Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.
●	We expect our cash reserves will be reduced due to future operating losses, working capital requirements, capital expenditures and potential acquisitions and other investments by our business, including in certain hydrogen infrastructure and growth equity funds, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.
●	Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.
●	Our products use flammable fuels and some generate high voltages, which could subject our business to product safety, product liability or other claims.
●	We could be liable for environmental damages resulting from our research, development or manufacturing operations.

2. CORE BUSINESS AND STRATEGY

2.1 Core Business

At Ballard, our vision is to deliver fuel cell power for a sustainable planet. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell power system development and commercialization.

Our principal business is the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. With the acquisition of Arcola (now Ballard Motive Solutions) in November 2021, we also offer hydrogen fuel cell powertrain integration solutions.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol, or other hydrocarbon fuels, or from water through electrolysis. Ballard’s PEM fuel cell products typically feature high fuel efficiency, relatively low operating temperature, high durability, low noise and vibration, compact size, quick response to changes in electrical demand, and modular design. Embedded in each Ballard fuel cell product lies a stack of unit cells designed with our proprietary PEM fuel cell technology, which include membrane electrode assemblies, catalysts, plates, and other key components, and draw on intellectual property from our patent portfolio, together with our extensive experience and know-how, in key areas of PEM fuel cell stack design, operation, production processes and systems integration.

We are based in Canada, with head office, research, technology and product development, engineering services, testing, manufacturing and after-sale service facilities in Burnaby, British Columbia. We also have sales, assembly, research and development, certain engineering services and after-sale service facilities in Hobro, Denmark and London, U.K., and have a sales, quality, supply chain, and after-sales service office in Guangzhou, Guangdong Province, China.

We also have a non-controlling, 49% interest in Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), located in Weifang, Shandong Province, China. Weichai Ballard JV’s business is to manufacture certain fuel cell products utilizing Ballard’s LCS fuel cell stack and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

In addition, we have a non-controlling 10% interest in Guangdong Synergy Ballard Hydrogen Power Co., Ltd. (“Synergy Ballard JVCo”), located in Yunfu, Guangdong Province, China. Synergy Ballard JVCo’s business is to manufacture fuel cell products utilizing our FCveloCity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled and sold in China.

Furthermore, in the fourth quarter of 2022, we invested 5.0 million euros and acquired a non-controlling 2% interest in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption. In the second quarter of 2022, we acquired a non-controlling 7% interest in Wisdom Group Holdings Ltd., a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles. In 2021, we acquired a non-controlling 9.7% equity interest in Forsee Power SA (“Forsee Power”), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport. We have also invested in two hydrogen infrastructure and growth equity funds: (i) a 11% interest in the HyCap Fund I SCSP (“HyCap”), a special limited partnership registered in Luxembourg; and (ii) a 1% interest in Clean H2 Infra Fund (“Clean H2”), a special limited partnership registered in France.

2.2	Strategic Imperatives

We strive to build value for our shareholders by developing, manufacturing, selling, and servicing zero-emission, industry-leading PEM fuel cell technology products and services to meet the needs of our customers in target markets. More specifically, our business plan is to leverage our core competencies of PEM fuel cell stack technology and engine development and manufacturing, our investments in advanced manufacturing and production capacity, and our product portfolio by marketing our products and services across select large and attractive addressable market applications and select geographic regions.

We typically select our target market applications based on use cases where the comparative user value proposition for PEM fuel cells powered by hydrogen are strongest – such as where operators value low emission vehicles that require high utilization, long driving range, heavy payload, fast refueling, and similar user experiences to legacy diesel vehicles – and where the barriers to entry for hydrogen refueling infrastructure are lowest – such as use cases where fuel cell vehicles typically return to a depot or hydrogen hub for centralized refueling and don’t require a distributed hydrogen refueling network. Our current target markets include certain medium- and heavy-duty mobility applications of bus, truck, rail, and marine, along with certain off-road mobility and stationary power applications.

We select our target geographic markets based on a variety of factors, including addressable market sizes of the target market applications in the geographic markets, historic deployments and expected market adoption rates for hydrogen and fuel cells, supportive government policies, existing and potential partner, customer, and end user relationships, and competitive dynamics. Our current target markets are the geographic regions of China, Europe, and North America.

While we recognize addressing multiple market applications and geographic markets in parallel increases our near-term cost structure and investments, we believe offering the same core PEM fuel cell technologies and substantially similar derivative PEM fuel cell products across multiple mobility and power market applications and select geographic regions will significantly expand and strengthen our long-term business prospects by increasing volume scaling in our operations, enabling lower product and production costs for the benefit of all markets, improving our competitive positioning and market share, enabling richly diversified revenue streams and profit pools, and improving our return on investment in our technology and product development programs and our investments in manufacturing.

Our strategy is built on 5 key themes:

●	Double down in the fuel cell stack & module: invest in leading PEM fuel cell technology and products to provide leading value to our customers and end users based on a total cost of ownership basis;
●	Selectively expand across value chain: extend across the value chain to capture control points, reduce technology adoption barriers, simplify, and optimize our customer offering, and accelerate fuel cell deployments;
●	Develop new routes to market: creatively explore partnerships and demonstration programs to accelerate hydrogen and fuel cell market adoption and grow volumes for product sales;
●	Win in key regions: invest in a competitive platform in each of North America, Europe, and China; and
●	Here for Life: deliver a compelling environmental, social and governance (“ESG”) proposition for our stakeholders.

In 2020 and 2021, we materially strengthened our financial position through equity financings, thereby providing additional flexibility to fund our growth strategy. Following these financings, given strong indicators of long-term market adoption of hydrogen and zero-emission mobility, given growing customer interest in our fuel cell products, given a growing opportunity set, and given an increasingly competitive environment, we strategically decided to significantly increase and accelerate our investments ahead of the adoption curve, including investments in our 5 key themes. As a result, we have increased and accelerated our investments in technology and product innovation, production capacity expansion and localization, strategic pricing for select customer demonstration programs, customer experience, and corporate development investments. Our increased investments include significant investment in next generation products and technology, including our proprietary membrane electrode assemblies (“MEAs”), bipolar plates, stacks, modules, and powertrain systems integration including our acquisition of Ballard Motive Solutions; advanced manufacturing processes, technologies, equipment, and production localization activities in China, Europe, and the United States; and technology and product cost reduction.

3.	SELECT ANNUAL FINANCIAL INFORMATION AND 2023 BUSINESS OUTLOOK
3.1	Select Annual Financial Information
Results of Operations	Year ended,
(Expressed in thousands of U.S. dollars, except per share amounts and gross margin %)	2022	2021	2020
Revenues	$83,786	$104,505	$103,877
Gross margin (loss)	$(13,095)	$14,013	$20,984
Gross margin %	(16%)	13%	20%
Total Operating Expenses	$145,804	$102,116	$60,745
Cash Operating Costs(1)	$118,767	$83,782	$50,029
Adjusted EBITDA(1)	$(144,032)	$(82,188)	$(38,944)
Net loss from continuing operations	$(181,793)	$(114,397)	$(49,469)
Net loss from continuing operations per share	$(0.58)	$(0.39)	$(0.20)
Financial Position	At December 31,
(expressed in thousands of U.S. dollars)	2022	2021	2020
Total assets	$1,246,277	$1,440,943	$975,599
Total non-current liabilities	$14,998	$29,567	$22,621
Cash, cash equivalents and short-term investments	$915,741	$1,126,899	$765,430
(1)	Cash Operating Costs and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation to GAAP in the Supplemental Non-GAAP Measures section.
3.2	2022 Performance compared to 2022 Business Outlook

Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we did not provide specific revenue or net income (loss) guidance for 2022. We did however provide certain quantitative and qualitative outlook expectations for 2022 as we continued with our plan to increase investments in the business ahead of the hydrogen growth curve, including expanding product offering and capabilities across the value chain. In particular:

●	Total Operating Expenses: $130 million to $150 million – As planned, total Operating Expenses in fiscal 2022 of $145.8 million (compared to $102.1 million in fiscal 2021) were at the higher end of our outlook range as we increased our investment in research and product development ahead of the hydrogen growth curve by advancing new technology, product cost reduction, and product innovation and development across bus, truck, rail, and marine markets, including next-generation MEAs, plates, stacks, and modules, and increasing sales and marketing expenditures.
●	Capital Expenditures: $30 million to $50 million – As planned, total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) in fiscal 2022 of $34.5 million (compared to $14.7 million in fiscal 2021) were at the lower end of our outlook range as we invested in testing, advanced manufacturing, and production equipment and capacity. Capital allocation in 2022 includes increasing testing and prototyping capabilities, including new advanced test station equipment and refurbishments of existing testing equipment in Canada, advanced manufacturing equipment in Canada for next-generation bipolar plates, testing and assembly equipment in the U.K., and increased manufacturing capacity in certain international locations including initial amounts incurred in the fourth quarter of 2022 on our recently announced plan to invest $130 million over 3-years in a new MEA manufacturing facility and R&D center in Shanghai, China.

●	Introduce plan to expand global footprint - We continue to believe in the value of investing ahead of the hydrogen growth curve and positioning our manufacturing capabilities to support anticipated scale in key regional markets. As such, we reviewed opportunities to expand our presence in growing regional markets and locations including our recently announced plan to invest $130 million over 3-years in a new MEA manufacturing facility and R&D center in Shanghai, China.
●	Develop roadmap to achieve corporate “Mission Carbon Zero” goal by 2030 – As planned, we completed our roadmap and implementation plan to achieve carbon neutrality by 2030, including reduction targets for scope 1, scope 2 and partial scope 3 emissions. Further details will be disclosed in our annual ESG Report and the issuance of our first climate report later in 2023.
3.3	2023 Business Outlook

Consistent with the Company’s past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2023. In 2023, we continue our plan to increase investments in the business ahead of the hydrogen growth curve, including expanding product offering and capabilities across the value chain, and investments in manufacturing. Our 2023 outlook includes:

●	Total Operating Expenses: $135 million to $155 million – We expect total Operating Expenses for fiscal 2023 to be between $135 million and $155 million (compared to $145.8 million in fiscal 2022) as we continue to invest in research and product development ahead of the hydrogen growth curve by advancing new technology, product cost reduction, product innovation, and development across bus, truck, rail, marine, and stationary power markets, including next-generation MEAs, plates, stacks, and modules.
●	Capital Expenditures: $40 million to $60 million – We expect total Capital Expenditures (being additions to property, plant and equipment and investment in other intangible assets) for fiscal 2023 to be between $40 million and $60 million (compared to $34.5 million in fiscal 2022) as we continue to invest in testing, advanced manufacturing and production. Capital allocation in 2023 includes increasing testing and prototyping capabilities, including new advanced test station equipment and refurbishments of existing testing equipment in Canada, advanced manufacturing equipment in Canada for next-generation bipolar plates, and investing ahead of the hydrogen growth curve and positioning our manufacturing capabilities to support anticipated scale in key markets. We also continue to look at opportunities to expand our presence in growing markets including our recently announced plan to invest $130 million over 3-years in a new MEA manufacturing facility and R&D center in Shanghai, China.

Our outlook expectations for 2023 are in part supported by our 12-month Order Book of approximately $57.3 million which is derived from our Order Backlog of approximately $133.4 million as of December 31, 2022. Our Order Backlog represents the estimated aggregate value of orders at a given time for which customers have made contractual commitments and our 12-month Order Book represents the aggregate expected value of that portion of the Order Backlog that the Company expects to deliver in the subsequent 12-month period.

Our outlook expectations are based on our internal forecast which reflects an assessment of overall business conditions and takes into account actual sales, operating expenses, capital expenditures, and financial results in the first two months of 2023; sales orders received for units and services expected to be delivered in the remainder of 2023; purchase and cost commitments currently in existence for fiscal 2023; an estimate with respect to the generation of new sales and the timing of deliveries in each of our markets for the balance of 2023; an estimate of purchase and cost commitments to be generated in each of our locations for the balance of 2023; and assumes an average U.S. dollar exchange rate in the mid $0.70’s in relation to the Canadian dollar for the remainder of 2023.

The primary risk factors to our business outlook expectations for 2023 are customer, production, or program delays or cancellations in delivering against existing power products and technology solutions orders and delays from forecast in terms of closing and delivering expected sales primarily in our Heavy-Duty Motive market; adverse macro-economic and political conditions including trade, public health, and other geopolitical risks; changes in government subsidy and incentive programs; inadequate investment in hydrogen infrastructure and / or excessive hydrogen fuel costs, all of which could negatively impact our customers’ access to capital and the success of their program plans which could adversely impact our business including potential changes, delays or accelerations in our expected operating and capital equipment requirements; disruptions in our Heavy-Duty market due to delays of supply of key materials and components from third party suppliers; disruptions in our Technology Solutions market as a result of our significant reliance on a limited number of customers including Weichai Ballard JV, which are reliant on their internal commercialization plans and budget requirements; disruptions in our Technology Solutions market as a result of delays in achieving program milestones; disruptions in the Material Handling market as a result of our reliance on a single customer in this market and that customer’s internal stack development and commercialization plans; and fluctuations in the Canadian dollar relative to the U.S. dollar, as a significant portion of our operating expense commitments and capital expenditure commitments are priced in Canadian dollars.

Our Order Backlog and our 12-month Order Book are currently comprised of a relatively limited number of contracts and a relatively limited number of customers. Given the relative immaturity of our industry and customer deployment programs, our Order Backlog and 12-month Order Book are potentially vulnerable to risk of cancellation, deferral or non-performance by our customers for a variety of reasons, including: risks related to continued customer commitment to a fuel cell program; risks related to customer liquidity; credit risks; risks related to changes, reductions or eliminations in government policies, subsidies and incentives; risks related to macro-economic and political conditions including trade, public health, and other geopolitical risks; risks related to slower market adoption; risks related to vehicle integration challenges; risks related to the development of effective hydrogen refueling infrastructure; risks related to the ability of our products to meet evolving market requirements; and supplier-related risks. Certain of our customer supply agreements are also subject to certain conditions or risks, including achievement of certain product performance milestones, completion of product development programs, or customer cancellation provisions, and it is likely that some future supply agreements will also be subject to similar conditions and risks. There can be no assurance that we will achieve or satisfy the conditions or that customers will not cancel their orders. In addition, our supply agreements may include various pricing structures or reduced pricing tiers based on various factors, including volumes and timing. In setting these reduced pricing tiers, we may assume certain future product cost reductions which are subject to execution risk, including future commodity costs, supply chain costs, and production costs, and we may not be successful in achieving the planned cost reductions. In such circumstances, these agreements may become future onerous contracts if our gross margins become negative and the value of carried inventory to support product delivery under such contracts may also be adversely impacted.

Furthermore, potential fluctuations in our financial results make financial forecasting difficult. In addition, due to the early stage of development of the market for hydrogen fuel cell products, it is difficult to accurately predict future revenues, operating expenses, cash flows, or results of operations on a quarterly basis. The Company’s revenues, operating expenses, cash flows, and other operating results can vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of revenues, operating expenses, cash flows, and other operating results may not be meaningful; instead, we believe our operating performance should be assessed over a number of quarters and years. It is likely that in one or more future quarters, financial results will fall below the expectations of securities analysts and investors and the trading price of the Company's shares may be materially and adversely affected as a result.

4.	RECENT DEVELOPMENTS (Including Contractual Updates)
4.1	China

Global manufacturing strategy update including plan to invest $130 million in MEA manufacturing facility and R&D center in Shanghai, China

On September 30, 2022, we announced our strategy ‘local for local’ where we plan to deepen our global manufacturing footprint in Europe, the United States, and China to support expected global market demand growth through 2030. As part of this strategy, we have entered into an investment agreement with the Government of Anting in Shanghai’s Jiading District to establish our new China headquarters, MEA manufacturing facility, and an R&D center, at a site strategically located at the Jiading Hydrogen Port, located in one of China’s leading automotive industry clusters.

We plan to invest approximately $130 million over the next three years ($2.1 million invested in fiscal 2022), which is expected to enable annual production capacity at the new MEA production facility of approximately 13 million MEAs, which is expected to supply approximately 20,000 engines. We expect to be able to achieve significant capacity expansion of this facility in future phases with much lower capital requirements. The facility is also expected to include space to assemble approximately 600 engines annually to support the production and sale of Ballard engines in the rail, marine, off-road, and stationary markets in China, as well as for certain export markets.

During 2021, we completed our MEA manufacturing expansion in Canada, which is critical as the MEA is the core technology and limiting factor for Ballard’s global fuel cell engine production capabilities. With the new MEA capacity coming online in China, we now expect our global MEA capacity to support total demand requirements through the second half of the decade.

This investment is expected to reduce MEA manufacturing costs, align with China’s fuel cell value chain localization policy, and position Ballard more strongly in the hydrogen fuel cell demonstration cluster regions and for the post-subsidy market.

The facility is planned to be in operation in 2025 to meet expected market demand in China, including expected demand from Weichai Ballard JV for the bus, truck and forklift markets, as well as other opportunities for Ballard outside of the Weichai Ballard JV scope.

We also expect to set up an R&D and innovation center at the same site. The center will be focused on MEA research to achieve key corporate technical advancements, support cost reduction initiatives, and engage the emerging China local supply chain for fuel cell materials and components.

We also announced the signing of a non-binding memorandum of understanding with Weichai Power Co., Ltd. (“Weichai”) whereby Weichai plans to make an equity investment for 2% of Ballard’s new MEA manufacturing company.

Weichai Power Co., Ltd. and Weichai Ballard Hy-Energy Technologies Co., Ltd.

On November 13, 2018, we announced the closing of a strategic collaboration transaction with Weichai. Ballard’s strategic collaboration with Weichai included:

●	Equity Investment – an equity investment in Ballard made by Weichai representing a 19.9% interest in the Company at that time. Weichai currently holds an approximate 15.5% interest in Ballard.

Ballard entered into an investor rights agreement with Weichai under which: (a) so long as Weichai directly or indirectly holds at least 10% of Ballard’s outstanding shares, it has an anti-dilution right entitling it to maintain its percentage ownership in Ballard by subscribing for Common Shares from treasury at the same price as Ballard distributes Common Shares to other investors (to date, Weichai’s anti-dilution rights with respect to all previous offerings of the Company have expired unexercised); (b) for so long as Weichai directly or indirectly holds at least 15% of Ballard’s outstanding Common Shares, it has the right to nominate two directors to Ballard’s board of directors; and (c) if there is a third-party offer to buy Ballard, Weichai has the right to make a superior proposal or otherwise it must vote its Common Shares in accordance with the recommendation of Ballard’s board of directors.

●	China Joint Venture and Technology Transfer Agreement – Weichai and Ballard have established a joint venture company in Shandong Province to support China’s Fuel Cell Electric Vehicle market, with Weichai holding a controlling ownership interest of 51% and Ballard holding a 49% ownership position. Weichai Ballard JV was established in the fourth quarter of 2018. During fiscal 2018 through fiscal 2022, Weichai has made all of its committed capital contributions totaling RMB 561.0 million and Ballard has made all of its committed capital contributions totaling RMB 539.0 million (equivalent to $79.4 million). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions.

The Weichai Ballard JV develops and manufactures fuel cell modules and components including Ballard’s LCS bi-polar plates, fuel cell stacks and FCgen®-LCS-based power modules for bus, commercial truck, and forklift applications with exclusive rights (subject to certain conditions) in China and is to pay Ballard a total of $90 million under a program to develop and transfer technology to Weichai Ballard JV in order to enable these manufacturing activities. Revenue earned from the $90 million Weichai Ballard JV technology transfer agreement ($0.9 million in the fourth quarter of 2022; $4.2 million in the fourth quarter of 2021; $6.0 million in fiscal 2022; $18.2 million in fiscal 2021; $21.2 million in fiscal 2020; $22.5 million in fiscal 2019; $1.2 million in fiscal 2018) is recorded as Technology Solutions revenues. During the fourth quarter of 2018, we received an initial 10% or $9.0 million prepayment from Weichai Ballard JV for this program with additional amounts paid to us as program milestones are successfully completed. We retain an exclusive right to the developed technologies outside China, subject to certain restrictions on sublicensing outside China. The Weichai Ballard JV will also purchase MEAs for FCgen®-LCS fuel cell stacks exclusively from Ballard under a long-term supply agreement.

●	Fuel Cell Sales – On December 16, 2019, we announced the receipt of a purchase order from Weichai Ballard JV for the delivery of MEAs valued at approximately $19 million under a long-term MEA supply agreement. Revenue earned from this agreement ($0.2 million in the fourth quarter of 2022; $1.1 million in the fourth quarter of 2021; $1.0 million in fiscal 2022; $2.1 million in fiscal 2021; $8.8 million in fiscal 2020) is recorded as Heavy-Duty Motive revenues. As of December 31, 2022, an additional $7.3 million of revenue associated with shipments on this order to Weichai Ballard JV remain unrecognized until these products are ultimately sold by Weichai Ballard JV.

The Weichai Ballard JV operation, located in Weifang, Shandong Province, China, has commenced production activities of LCS bi-polar plates, LCS fuel cell stacks and LCS-based modules to power bus and truck FCEVs for the China market. After recent production automation projects, the Weichai Ballard JV is expected to have annual production capacity of 40,000 fuel cell stacks which equates to approximately 20,000 engines.

Guangdong Synergy Ballard Hydrogen Power Co., Ltd.

During 2017, Synergy Ballard JVCo commenced operations utilizing Ballard’s FCveloCity®-9SSL fuel cell stack technology in the city of Yunfu in China’s Guangdong Province. Ballard has a non-controlling 10% interest in the joint venture, Synergy Ballard JVCo, together with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) who has a 90% interest. The fuel cell stacks manufactured by Synergy Ballard JVCo are expected to be used primarily in fuel cell engines assembled in China to provide propulsion power for zero-emission fuel cell electric buses and commercial vehicles in China.

Synergy Ballard JVCo has an exclusive license to manufacture and sell FCveloCity®-9SSL stacks in China until September 30, 2026. Exclusivity is subject to Synergy Ballard JVCo maintaining certain performance criteria and compliance with: a code of ethics; Ballard’s quality policies and branding practices; payment terms; certain intellectual property covenants; achievement of certain minimum annual MEA volume commitments through 2026; and certain financing conditions.

Revenue earned from MEA sales and other agreements with Synergy Ballard JVCo ($0.1 million in the fourth quarter of 2022 and in fiscal 2022; $1.5 million in the fourth quarter of 2021; $3.4 million in fiscal 2021; $8.2 million in fiscal 2020) is primarily recorded as Heavy-Duty Motive revenues.

Ballard contributed $1.0 million for its 10% interest in Synergy Ballard JVCo in 2017, currently recognized at nil value. We have no obligation to provide future funding to Synergy Ballard JVCo. We have recently entered into a tentative agreement to sell our 10% interest in Synergy Ballard JVCo to the Synergy Group for nominal consideration. The transaction is expected to close in the first half of 2023.

4.2	Europe

Order from CrossWind to supply fuel cell system for 1 MW stationary power project

On January 23, 2023, we announced an order to supply a fuel cell system to CrossWind, a joint-venture between Shell and Eneco. The Ballard fuel cell system is to be integrated in the Hollandse Kust Noord offshore wind project. The Hollandse Kust Noord offshore wind project, located off the coast of the Netherlands, is expected to have a capacity of 759 MW to generate at least 3.3 TWh of energy per year.

CrossWind intends to use various new technologies to manage the intermittent wind power generation, including the use of water electrolysis to convert wind power into green hydrogen for energy storage. Ballard’s hydrogen fuel cells will utilize the green hydrogen as fuel to regenerate stable and dispatchable power.

Ballard is to supply a containerized fuel cell power solution with a peak power capacity of 1 MW, with delivery expected in 2024.

Order from Solaris for 25 hydrogen fuel cell engines to power buses in Poland

On November 17, 2022, we announced a purchase order from repeat customer Solaris Bus & Coach sp. z o.o. (“Solaris”), a leading European bus manufacturer, for 25 hydrogen fuel cell engines. The 70kW fuel cells are to be installed in Solaris’ Urbino 12 hydrogen buses for deployment to Polish public transport operator MPK Poznań and are expected to be delivered in the second half of 2023.

Commissioning of Fusion Fuel H2Évora Green Hydrogen Plant

On November 10, 2022, we announced the completion of the interconnection of Fusion Fuel’s H2Évora plant to the Portuguese electric grid and successful commissioning of the facility. The demonstration project, comprised of 15 HEVO-Solar units and associated balance of plant equipment, is expected to produce 15 tons of green hydrogen per year and avoid the emission of 135 tons of CO2 annually. The facility includes a Ballard supplied 200-kilowatt FCwaveTM fuel cell module which is to be used to convert green hydrogen into electricity, enabling Fusion Fuel to sell power into the electric grid during periods of peak demand. The integration of Fusion Fuel’s solar-to-hydrogen HEVO solution and Ballard’s fuel cell technology is a proof of concept for the use of hydrogen as a flexible energy storage vector and off-grid power supply.

Audi AG

On June 11, 2018, we announced the signing of a 3.5-year extension to our technology solutions contract with Audi AG (“Audi”), part of the Volkswagen Group. The program with Audi is expected to be substantially complete by March 31, 2023. The program, through a series of technical milestone awards, encompasses automotive fuel cell stack development as well as system design support activities for the benefit of Audi.

Revenue earned from this and other agreements with Audi ($1.0 million in the fourth quarter of 2022; $2.6 million in the fourth quarter of 2021; $5.6 million in fiscal 2022; $9.8 million fiscal 2021; $16.0 million in fiscal 2020) is recorded as Technology Solutions revenues.

4.3	North America and Other

Order from First Mode for 30 additional hydrogen fuel cells for diesel-free mining trucks

On March 1, 2023, we announced a purchase order to supply First Mode with 30 hydrogen fuel cell modules – totaling 3 megawatts – to power several hybrid hydrogen and battery ultra-class mining haul trucks. This is the equivalent of approximately 4,000 horsepower.

The 30 Ballard hydrogen fuel cell modules are to be integrated into clean energy powerplants built in Seattle, Washington and installed into ultra-class haul trucks to be operated at First Mode’s Proving Grounds in Centralia, Washington. These trucks are estimated to save 2,600 tons of diesel fuel each year.

Project with Adani to develop a hydrogen fuel cell truck for mining & transportation

On January 17, 2023, we announced the signing of an agreement to launch a pilot project to develop a hydrogen fuel cell electric truck (“FCET”) for mining logistics and transportation with Adani Enterprises Limited (“AEL”), part of the diversified Adani portfolio of companies, and Ashok Leyland.

The demonstration project will be led by AEL, a company focused on both mining operations and developing green hydrogen projects for sourcing, transporting, and building out hydrogen refueling infrastructure. Ballard will supply the FCmoveTM fuel cell engine for the hydrogen truck and Ashok Leyland, one of the largest manufacturers of buses in the world, will provide the vehicle platform and technical support.

The FCET is scheduled to be launched in India in 2023. The hydrogen powered mining truck utilizing Ballard’s 120 kW PEM fuel cell technology is expected to weigh 55 tons, have three hydrogen tanks, and a 200-km working range.

Contract with Amogy to integrate maritime fuel cell engines in zero-emission ammonia-to-power platform

On December 8, 2022, we announced with Amogy Inc. (“Amogy”), a pioneer of emission-free, energy-dense ammonia power solutions, the signing of a contract for Amogy to purchase fuel cell engines from Ballard for ammonia-to-power maritime applications.

Under this contract, Amogy agrees to purchase an initial order of three 200kW FCwaveTM engines and Ballard will support integration of the fuel cell engines with Amogy’s proprietary ammonia reforming system. Ballard is expected to deliver the initial FCwave engines to Amogy in 2023 for maritime deployment. A follow-on order for an additional seven FCwaveTM engines is expected upon successful completion of the initial projects.

5.	RESULTS OF OPERATIONS
5.1	Operating Segments

We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy-Duty Motive (consisting of bus, truck, rail, and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications. Revenue from Ballard Motive Solutions (formerly Arcola) is included in our Technology Solutions and Heavy-Duty Motive markets.

For 2023, we anticipate presenting revenue details of our Fuel Cell Products and Services operating segment by certain power product market applications and the delivery of services.

5.2	Summary of Key Financial Metrics – Three Months Ended December 31, 2022

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Heavy-Duty Motive	$9,195	$22,537	$(13,342)	(59%)
China	331	12,210	(11,879)	(97%)
Europe	3,504	6,655	(3,151)	(47%)
North America	4,774	3,408	1,366	40%
Other	586	264	322	122%
Material Handling	1,590	1,289	301	23%
North America	1,588	1,268	320	25%
Other	2	21	(19)	(90%)
Stationary Power Generation	2,692	2,735	(43)	(2%)
China	560	-	560	100%
Europe	1,840	2,690	(850)	(32%)
Other	292	45	247	549%
Technology Solutions	6,987	10,144	(3,157)	(31%)
China	1,122	4,175	(3,053)	(73%)
Europe	4,015	4,731	(716)	(15%)
North America	1,806	1,065	741	70%
Other	44	173	(129)	(75%)
Revenues	20,464	36,705	(16,241)	(44%)
Cost of goods sold	26,383	31,934	(5,551)	(17%)
Gross Margin	$(5,919)	$4,771	$(10,690)	(224%)
Gross Margin %	(29%)	13%	n/a	(42 pts)

Fuel Cell Products and Services Revenues of $20.5 million for the fourth quarter of 2022 decreased (44%), or ($16.2) million, compared to the fourth quarter of 2021. The (44%) decrease was driven primarily by lower Heavy-Duty Motive and Technology Solutions revenues.

Heavy-Duty Motive revenues of $9.2 million decreased ($13.3) million, or (59%), as lower shipments of fuel cell products in China and Europe were only partially offset by higher sales in North America and Other areas. Excluding product sales to Weichai Ballard JV and Synergy Ballard JVCo in each of the respective periods, Heavy-Duty Motive revenues earned from other customers decreased by ($1.4) million in the fourth quarter of 2022 compared to the fourth quarter of 2021. Heavy-Duty Motive revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $9.2 million in the fourth quarter of 2022 includes

$0.3 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; and $8.9 million to a variety of customers in North America, Europe, and Other areas including New Flyer, Solaris, Van Hool, and others, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and rail programs. Heavy-Duty Motive revenues of $22.5 million in the fourth quarter of 2021 includes $10.7 million of shipments to Weichai Ballard JV; $1.5 million for shipments of MEAs to Synergy Ballard JVCo; and $10.3 million to a variety of customers in North America and Europe including CP Rail, Solaris, Wrightbus, New Flyer, and others, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components.

Technology Solutions revenues of $7.0 million decreased ($3.2) million, or (31%), due primarily to decreased amounts earned on the Weichai Ballard JV and Audi programs. Revenues of $7.0 million in the fourth quarter of 2022 were from a variety of customer programs including revenue from the Audi program of $1.0 million; the Weichai Ballard JV technology transfer program of $0.9 million; and $5.1 million from a variety of other customer programs including HDF Energy and Siemens AG (“Siemens”). Revenues of $10.1 million in the fourth quarter of 2021 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $4.2 million; the Audi program of $2.6 million; and $3.3 million from a variety of other customer programs including Siemens and HDF Energy.

Stationary Power Generation revenues of $2.7 million decreased nominally, or (2%), as increased sales of stationary power generation fuel cell modules, stacks, product and service revenues in China were more than offset by lower sales in Europe.

Material Handling revenues of $1.6 million increased $0.3 million, or 23%, primarily due to higher fuel cell stack shipments to Plug Power.

Fuel Cell Products and Services gross margins were ($5.9) million, or (29%) of revenues, for the fourth quarter of 2022, compared to $4.8 million, or 13% of revenues, for the fourth quarter of 2021. The decrease in gross margin of ($10.7) million, or (224%), was driven primarily by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, increased onerous contract provision charges, and higher negative inventory adjustments, resulting in an (42) percentage point decrease in gross margin as a percent of revenues.

Gross margin in the fourth quarter of 2022 was negatively impacted by net increases in onerous contract provisions of ($2.8) million due primarily to pricing strategy, negatively impacted by net inventory adjustments of ($1.3) million related primarily to excess and impaired service inventory; and positively impacted by net warranty adjustments of $0.5 million related primarily to contractual expirations. Gross margin in the fourth quarter of 2021 was negatively impacted by net inventory adjustments of ($0.2) million and positively impacted by net warranty adjustments of $0.2 million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Research and Product Development	$22,944	$19,870	$3,074	15%
General and Administrative	5,561	7,420	(1,859)	(25%)
Sales and Marketing	3,381	3,417	(36)	(1%)
Operating Expenses	$31,886	$30,707	$1,179	4%
Research and Product Development (cash operating cost)	$21,526	$17,153	$4,373	25%
General and Administrative (cash operating cost)	5,921	6,408	(487)	(8%)
Sales and Marketing (cash operating cost)	3,163	3,043	120	4%
Cash Operating Costs	$30,610	$26,604	$4,006	15%

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for the fourth quarter of 2022 were $31.9 million, an increase of $1.2 million, or 4%, compared to the fourth quarter of 2021. The increase was driven by higher research and product development expenses of $3.1 million, partially offset by lower general and administrative expenses of ($1.9) million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2022 were $30.6 million, an increase of $4.0 million, or 15%, compared to the fourth quarter of 2021. The increase was driven by higher research and product development cash operating costs of $4.4 million, partially offset by lower general and administrative cash operating costs of ($0.5) million.

The increase in operating expenses and cash operating costs in the fourth quarter of 2022 was driven primarily by increased expenditure on technology and product development activities in Canada, Denmark and the U.K., including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, investment in hydrogen powertrain systems (A-Drive) with battery-FC hybrid architecture, and increased continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to our FCmove™-HD+, a fuel cell module designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Operating expenses also include the impact of increases in functional staffing levels and the impact of inflationary wage pressures.

These operating expense increases were partially offset by lower general and administrative costs due primarily to lower consulting and recruiting expenses and by relatively lower labour costs in Canada in the fourth quarter of 2022 on our Canadian operating cost base as the

Canadian dollar, relative to the U.S. dollar, was approximately (8%) lower in the fourth quarter of 2022 compared to the fourth quarter of 2021.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Adjusted EBITDA	$ (46,381)	$ (25,482)	$ (20,899)	(82%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for the fourth quarter of 2022 was ($46.4) million, compared to ($25.5) million for the fourth quarter of 2021. The ($20.9) million increase in Adjusted EBITDA loss was driven primarily by the decrease in gross margin of ($10.7), the increase in Cash Operating Costs of ($4.0) million, the increase in restructuring related costs of ($5.0) million primarily as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K., and by higher equity in loss of investment in joint venture and associates of ($1.9) million primarily attributed to the operations of Weichai Ballard JV.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Net loss from continuing operations	$(34,427)	$(43,836)	$9,409	21%

Net loss from continuing operations for the fourth quarter of 2022 was ($34.4) million, or ($0.12) per share, compared to a net loss from continuing operations of ($43.8) million, or ($0.15) per share, in the fourth quarter of 2021. The $9.4 million decrease in net loss in the fourth quarter of 2022 was driven by higher finance and other income of $27.1 million due to increased investment income of $8.8 million and improved mark to market and foreign exchange impacts of $13.2 million on our long-term investments including Forsee Power and certain hydrogen infrastructure and growth equity funds, by recovery on settlement of contingent consideration related to the post-acquisition restructuring of operations at Ballard Motive Solutions of $9.9 million, by higher income tax recoveries of $2.8 million, by lower acquisition related costs of $1.5 million, and by lower stock-based compensation expense of $0.8 million. These net loss improvements were partially offset by the increase in Adjusted EBITDA loss of ($20.9) million, and by higher intangible asset impairment charges of ($13.0) million due to the post-acquisition restructuring of operations at Ballard Motive Solutions and resulting asset write-downs.

In addition, operating margins, and costs in the fourth quarter of 2022 were also impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to the fourth quarter of 2021. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss from continuing operations are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (7%), or (600) basis points, lower in the fourth quarter of 2022 as compared to the fourth quarter of 2021, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $1.8 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.

5.3	Summary of Key Financial Metrics – Year Ended December 31, 2022

Revenue and Gross Margin

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change	% Change
Heavy-Duty Motive	$38,914	$51,663	$(12,749)	(25%)
China	2,114	20,163	(18,049)	(90%)
Europe	17,049	20,702	(3,653)	(18%)
North America	18,033	10,177	7,856	77%
Other	1,718	621	1,097	177%
Material Handling	6,353	8,140	(1,787)	(22%)
North America	6,311	8,119	(1,808)	(22%)
Other	42	21	21	100%
Stationary Power Generation	10,917	8,214	2,703	33%
China	560	-	560	100%
Europe	6,187	7,306	(1,119)	(15%)
North America	756	-	756	100%
Other	3,414	908	2,506	276%
Technology Solutions	27,602	36,488	(8,886)	(24%)
China	6,457	18,655	(12,198)	(65%)
Europe	17,132	14,559	2,573	18%
North America	3,472	2,303	1,169	51%
Other	541	971	(430)	(44%)
Revenues	83,786	104,505	(20,719)	(20%)
Cost of goods sold	96,881	90,492	6,389	7%
Gross Margin	$(13,095)	$14,013	$(27,108)	(193%)
Gross Margin %	(16%)	13%	n/a	(29 pts)

Fuel Cell Products and Services Revenues of $83.8 million for 2022 decreased (20%), or ($20.7) million, compared to 2021. The (20%) decrease was driven by lower Heavy-Duty Motive, Technology Solutions and Material Handling revenues, partially offset by increases in Stationary Power Generation revenues.

Heavy-Duty Motive revenues of $38.9 million decreased ($12.7) million, or (25%), as lower shipments of fuel cell products in China and Europe were only partially offset by higher sales in North America and Other areas. Excluding product sales to Weichai Ballard JV and Synergy Ballard JVCo in each of the respective periods, Heavy-Duty Motive revenues earned from other customers increased by $1.6 million in 2022 compared to 2021. Heavy-Duty Motive revenues on a quarter-to-quarter basis are impacted by product mix due to varying customer requirements and various fuel cell products, including numerous power configurations required by our customers (and the resulting impact on selling price) of our fuel cell modules, fuel cell stacks, MEAs, and related component and parts kits. Heavy-Duty Motive revenues of $38.9 million in 2022 includes $2.1 million to Weichai Ballard JV for the supply of a mix of certain fuel cell products and components that will be used in the assembly of modules to power zero-emission FCEVs in China; $0.1 million to Synergy Ballard JVCo; and $36.7 million to a variety of customers in North America, Europe, and Other areas including New Flyer, CP Rail, Solaris, Van Hool, Wrightbus, and others, primarily for shipments of FCveloCity®-HD7 and FCveloCity®-HDv8 fuel cell modules and related components for their respective bus and rail programs. Heavy-Duty Motive revenues of $51.7 million in 2021 include $17.1 million of shipments to Weichai Ballard JV; $3.1 million for shipments of MEAs to Synergy Ballard JVCo; and $31.5 million to a variety of customers primarily in Europe and North America including Solaris, New Flyer, Wrightbus, CP Rail, Van Hool, and others.

Technology Solutions revenues of $27.6 million decreased ($8.9) million, or (24%), due primarily to decreased amounts earned on the Weichai Ballard JV and Audi programs. Revenues of $27.6 million in 2022 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $6.0 million; the Audi program of $5.6 million; and $16.0 million from a variety of other customer programs including HDF Energy and Siemens. Revenues of $36.5 million in 2021 were from a variety of customer programs including revenue from the Weichai Ballard JV technology transfer program of $18.2 million; the Audi program of $9.8 million; and $8.5 million from a variety of other customer programs including Siemens and HDF Energy.

Stationary Power Generation revenues of $10.9 million increased $2.7 million, or 33%, due primarily to an increase in sales of stationary power generation fuel cell modules, stacks, products and services in Australia, as increased sales in North America and China were primarily offset by lower sales in Europe.

Material Handling revenues of $6.4 million decreased ($1.8) million, or (22%), primarily due to lower fuel cell stack shipments to Plug Power.

Fuel Cell Products and Services gross margins were ($13.1) million, or (16%) of revenues, for 2022, compared to $14.0 million, or 13% of revenues, for 2021. The decrease in gross margin of ($27.1) million, or (193%), was driven primarily by a shift to lower overall product margin and service revenue mix including the impacts of pricing strategy, higher fixed overhead costs due primarily to the expansion of manufacturing capacity, increases in supply costs, higher negative inventory adjustments, increased onerous contract provisions, and higher warranty provisions and adjustments, resulting in an (29) percentage point decrease in gross margin as a percent of revenues.

Gross margin in 2022 was negatively impacted by net inventory adjustments of ($4.6) million related primarily to excess and impaired HD-Motive, service and technology solutions program inventory; by net increases in onerous contract provisions of ($2.9) million due primarily to pricing strategy; and by net warranty adjustments of ($0.4) million related primarily to increased service costs. Gross margin in 2021 was negatively impacted by net inventory adjustments of ($1.1) million and by net warranty adjustments of ($0.3) million.

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)		Year ended December 31,
	2022	2021	$ Change	% Change
Research and Product Development	$95,952	$62,162	$33,790	54%
General and Administrative	28,754	24,725	4,029	16%
Sales and Marketing	12,851	12,904	(53)	(0%)
Operating Expenses	$137,557	$99,791	$37,766	38%
Research and Product Development (cash operating cost)	$84,048	$52,539	$31,509	60%
General and Administrative (cash operating cost)	23,137	19,754	3,383	17%
Sales and Marketing (cash operating cost)	11,582	11,489	93	1%
Cash Operating Costs	$118,767	$83,782	$34,985	42%

Cash Operating Costs and its components of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See the reconciliation of Cash Operating Costs to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section and the reconciliation of Research and Product Development (cash operating cost), General and Administrative (cash operating cost), and Sales and Marketing (cash operating cost) to GAAP in the Operating Expense section. Cash Operating Costs adjusts operating expenses for stock-based compensation expense, depreciation and amortization, impairment losses on trade receivables, restructuring charges, the impact of unrealized gains or losses on foreign exchange contracts, acquisition related costs, and financing charges.

Total Operating Expenses (excluding Other operating expenses) for 2022 was $137.6 million, an increase of $37.8 million, or 38%, compared to 2021. The increase was driven by higher research and product development expenses of $33.8 million and higher general and administrative expenses of $4.0 million.

Cash Operating Costs (see Supplemental Non-GAAP Measures and Reconciliations) for 2022 was $118.8 million, an increase of $35.0 million, or 42%, compared to 2021. The increase was driven by higher research and product development cash operating costs of $31.5 million and higher general and administrative cash operating costs of $3.4 million.

The increase in operating expenses and cash operating costs in 2022 was driven primarily by increased expenditure on technology and product development activities in Canada, Denmark and the U.K., including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, investment in hydrogen powertrain systems (A-Drive) with battery-FC hybrid architecture, and increased continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to our FCmove™-HD+, a fuel cell module designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS. In addition, general and administrative costs increased in 2022 due to the acquisition of Ballard Motive Solutions in the fourth quarter of 2021 and by higher contracting, recruiting and insurance expenses.

Operating expenses also include the impact of significant increases in functional staffing levels and the impact of inflationary wage pressures. These cost increases were also impacted by lower government funding recoveries primarily in Canada in 2022 due to the expiry of certain COVID-19 grants in the first half of 2021. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses. These operating expense increases were partially offset by relatively lower labour costs in Canada in 2022 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (4%) lower in 2022 compared to 2021.

Adjusted EBITDA

(Expressed in thousands of U.S. dollars)		Year ended December 31,
	2022	2021	$ Change	% Change
Adjusted EBITDA	$(144,032)	$(82,188)	$(61,844)	(75%)

EBITDA and Adjusted EBITDA are non-GAAP measures. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. See reconciliation of Adjusted EBITDA to GAAP in the Supplemental Non-GAAP Measures and Reconciliations section. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts.

Adjusted EBITDA (see Supplemental Non-GAAP Measures and Reconciliations) for 2022 was ($144.0) million, compared to ($82.2) million for 2021. The ($61.8) million increase in Adjusted EBITDA loss was driven primarily by the decrease in gross margin of ($27.1), the increase in Cash Operating Costs of ($35.0) million, the increase in restructuring related costs of ($5.2) million primarily as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K., partially offset by lower equity in loss of investment in joint venture and associates of $4.5 million primarily attributed to the operations of Weichai Ballard JV.

Net Loss from Continuing Operations

(Expressed in thousands of U.S. dollars)		Year ended December 31,
	2022	2021	$ Change	% Change
Net loss from continuing operations	$(173,494)	$(114,397)	$(59,097)	(52%)

Net loss from continuing operations for 2022 was ($173.5) million, or ($0.58) per share, compared to a net loss from continuing operations of ($114.4) million, or ($0.39) per share, in 2021. The ($59.1) million increase in net loss in 2022 was driven primarily by the increase in Adjusted EBITDA loss of ($61.8) million, higher intangible asset impairment charges of ($13.0) million due to the post-acquisition restructuring of operations at Ballard Motive Solutions and resulting asset write-downs, higher depreciation and amortization expense of ($4.4) million, and higher acquisition related costs of ($0.7) million. These net loss increases were partially offset by recovery on settlement of contingent consideration related to the post-acquisition restructuring of operations at Ballard Motive Solutions of $9.9 million, by higher income tax recoveries of $3.3 million, and by higher finance and other income of $6.7 million as higher investment income of $15.9 million was partially offset by increased mark to market and foreign exchange losses of ($7.9) million in 2022 on our long-term investments including Forsee Power and certain hydrogen infrastructure and growth equity funds.

In addition, operating margins, and costs in 2022 were impacted by the positive impact of a weaker Canadian dollar, relative to the U.S. dollar, as compared to 2021. As a significant amount of our net operating costs (primarily labour) are denominated in Canadian dollars, gross margin, operating expenses, Adjusted EBITDA, and net loss from continuing operations are impacted by changes in the Canadian dollar relative to the U.S. dollar. As the Canadian dollar relative to the U.S. dollar was approximately (4%), or (300) basis points, lower in 2022 as compared to 2021, positive foreign exchange impacts on our Canadian operating margins and cost base were approximately $3.6 million. A $0.01 decrease in the Canadian dollar, relative to the U.S. dollar, positively impacts annual operating margins and costs by approximately $1.2 million.

Net Loss from Discontinued Operations

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change	% Change
Revenues	$-	$-	$-	-
Cost of goods sold	-	-	-	-
Gross margin	-	-	-	-
Operating (expenses) recovery	-	164	(164)	(100%)
Gain on sale of assets	-	-	-	-
Net income (loss) from discontinued operations	$-	$164	$(164)	(100%)

Net income from discontinued operations for 2021 was $0.2 million, or $0.00 per share, and consist of the results of our former UAV business located in Southborough, Massachusetts that was sold in the fourth quarter of 2020.

5.4	Operating Expenses and Other Items – Three Months and Year ended December 31, 2022

Research and product development expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Research and product development	2022	2021	$ Change	% Change
Research and product development expense	$22,944	$19,870	$3,074	15%
Less: Depreciation and amortization expense	$(409)	$(1,458)	$1,049	72%
Less: Stock-based compensation expense	$(1,009)	$(1,259)	$250	20%
Research and Product Development (cash operating cost)	$21,526	$17,153	$4,373	25%
(Expressed in thousands of U.S. dollars)	Year ended December 31,
Research and product development	2022	2021	$ Change	% Change
Research and product development expense	$95,952	$62,162	$33,790	54%
Less: Depreciation and amortization expense	$(6,599)	$(4,101)	$(2,498)	(61%)
Less: Stock-based compensation expense	$(5,305)	$(5,522)	$217	4%
Research and Product Development (cash operating cost)	$84,048	$52,539	$31,509	60%

Research and Product Development (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Research and Product Development (cash operating cost) adjusts Research and product development expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Research and product development expense in the table above.

Research and product development expenses for the three months ended December 31, 2022, were $22.9 million, an increase of $3.1 million, or 15%, compared to the corresponding period of 2021. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $21.5 million in the fourth quarter of 2022, an increase of $4.4 million, or 25%, compared to the fourth quarter of 2021.

Research and product development expenses for the year ended December 31, 2022, were $96.0 million, an increase of $33.8 million, or 54%, compared to the corresponding period of 2021. Excluding depreciation and amortization expense and stock-based compensation expense, research and product development cash operating costs (see

Supplemental Non-GAAP Measures and Reconciliations) were $84.0 million in 2022, an increase of $31.5 million, or 60%, compared to 2021.

The respective $4.4 million, or 25%, and $31.5 million, or 60%, increases in research and development cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter and fiscal year 2022, as compared to the fourth quarter and fiscal year of 2021, was driven primarily by increased expenditure on technology and product development activities in Canada, Denmark and the U.K., including the design and development of next generation fuel cell stacks and engines for bus, truck, rail, marine and stationary applications, investment in hydrogen powertrain systems (A-Drive) with battery-FC hybrid architecture, and increased continuation engineering investment in our existing fuel cell products, including activities related to product cost reduction. Increased program investment includes expenditures related to our FCmove™-HD+, a fuel cell module designed for buses and medium and heavy-duty trucks, our FCgen®-HPS High-Power Density Fuel Cell Stack for light-medium-and heavy-duty vehicles, our FCwave™ Fuel Cell Module for marine applications, and on the ongoing improvement of all of our fuel cell products including our high performance fuel cell module, the FCmove™-HD, and our high performance liquid-cooled fuel cell stack, the FCgen®-LCS.

Research and product development expenses also include the impact of significant increases in functional staffing levels and the impact of inflationary wage pressures. These cost increases were also impacted by lower government funding recoveries primarily in Canada in 2022 due to the expiry of certain COVID-19 grants in the first half of 2021. Government funding recoveries are reflected primarily as a cost offset against gross research and product development expenses. These operating expense increases were partially offset by relatively lower labour costs in Canada in 2022 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (8%) lower in the fourth quarter of 2022, compared to the fourth quarter of 2021, and (4%) lower in 2022, compared to 2021.

Depreciation and amortization expense included in research and product development expense for the three months and year ended December 31, 2022, was $0.4 million and $6.6 million, respectively, compared to $1.5 million and $4.1 million, respectively, for the corresponding periods of 2021. Depreciation and amortization expense relate primarily to amortization expense on our intangible assets and depreciation expense on our research and product development facilities and equipment. The increase in 2022 is primarily due to increased investment in core equipment and includes amortization on acquired Ballard Motive Solutions intangible assets.

Stock-based compensation expense included in research and product development expense for the three months and year ended December 31, 2022, was $1.0 million and $5.3 million, respectively, relatively consistent with the corresponding periods of 2021.

General and administrative expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
General and administrative	2022	2021	$ Change	% Change
General and administrative expense	$5,561	$7,420	$(1,859)	(25%)
Less: Depreciation and amortization expense	$(449)	$(577)	$128	22%
Less: Stock-based compensation expense	$(248)	$(698)	$450	64%
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$1,057	$263	$794	302%
General and Administrative (cash operating cost)	$5,921	$6,408	$(487)	(8%)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
General and administrative	2022	2021	$ Change	% Change
General and administrative expense	$28,754	$24,725	$4,029	16%
Less: Depreciation and amortization expense	$(1,915)	$(1,672)	$(243)	(15%)
Less: Stock-based compensation expense	$(2,840)	$(2,780)	$(60)	(2%)
Add: Impact of unrealized gains (losses) on foreign exchange contracts	$(862)	$(519)	$(343)	(66%)
General and Administrative (cash operating cost)	$23,137	$19,754	$3,383	17%

General and Administrative (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. General and Administrative (cash operating cost) adjusts General and administrative expense for depreciation and amortization expense, stock-based compensation expense and the impact of unrealized gains or losses on foreign exchange contracts. See the reconciliation of the adjustments to General and administrative expense in the table above.

General and administrative expenses for the three months ended December 31, 2022, were $5.6 million, a decrease of ($1.9) million, or (25%), compared to the corresponding period of 2021. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $5.9 million in the fourth quarter of 2022, a decrease of ($0.5) million, or (8%), compared to the fourth quarter of 2021.

The ($0.5) million, or (8%), decrease in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in the fourth quarter of 2022, as compared to the fourth quarter of 2021, was due primarily to lower consulting expenses.

General and administrative expenses for the year ended December 31, 2022, were $28.8 million, an increase of $4.0 million, or 16%, compared to the corresponding period of 2021. Excluding depreciation and amortization expense, stock-based compensation expense, and the impact of unrealized gains (losses) on foreign exchange contracts, general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) were $23.1 million in 2022, an increase of $3.4 million, or 17%, compared to 2021.

The $3.4 million, or 17%, increase in general and administrative cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) in 2022, as compared to 2021, was due primarily to the acquisition of Ballard Motive Solutions in the fourth quarter of 2021 combined with the impact of increases in functional staffing levels and the impact of inflationary wage pressures. In addition, general and administrative costs increased due to higher contracting, recruiting and insurance expenses.

These operating expense impacts were also impacted by relatively lower labour costs in Canada in 2022 on our Canadian operating cost base as the Canadian dollar, relative to the U.S. dollar, was approximately (8%) lower in the fourth quarter of 2022, compared to the fourth quarter of 2021, and (4%) lower in 2022, compared to 2021.

Depreciation and amortization expense included in general and administrative expense for the three months and year ended December 31, 2022, was $0.4 million and $1.9 million, respectively, relatively consistent with the corresponding periods of 2021. Depreciation and amortization expense relate primarily to our office and information technology intangible assets including our ongoing investment in our ERP system.

Stock-based compensation expense included in general and administrative expense for the three months and year ended December 31, 2022, was $0.2 million and $2.8 million, respectively, relatively consistent with the corresponding periods of 2021.

The impact of unrealized gains (losses) on foreign exchange contracts included in general and administrative expense for the three months and year ended December 31, 2022, was ($1.1) million and ($0.9) million, respectively, compared to $0.3 million and ($0.5) million, respectively, for the corresponding periods of 2021. We use forward foreign exchange contracts to help manage our exposure to currency rate fluctuations. We record these contracts at their fair value as of the balance sheet date as either assets or liabilities with any changes in fair value in the period recorded in profit or loss (general and administrative expense) as these contracts are not designated or qualified under hedge accounting criteria.

Sales and marketing expenses

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Sales and marketing	2022	2021	$ Change	% Change
Sales and marketing expense	$3,381	$3,417	$(36)	(1%)
Less: Depreciation and amortization expense	$(4)	$(12)	$8	67%
Less: Stock-based compensation expense	$(214)	$(362)	$148	41%
Sales and Marketing (cash operating cost)	$3,163	$3,043	$120	4%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Sales and marketing	2022	2021	$ Change	% Change
Sales and marketing expense	$12,851	$12,904	$(53)	(0%)
Less: Depreciation and amortization expense	$(6)	$(48)	$42	88%
Less: Stock-based compensation expense	$(1,263)	$(1,367)	$104	8%
Sales and Marketing (cash operating cost)	$11,582	$11,489	$93	1%

Sales and Marketing (cash operating cost) is a non-GAAP measure. We use certain Non-GAAP measures to assist in assessing our financial performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Sales and Marketing (cash operating cost) adjusts Sales and marketing expense for depreciation and amortization expense and stock-based compensation expense. See the reconciliation of the adjustments to Sales and marketing expense in the table above.

Sales and marketing expenses for the three months ended December 31, 2022, were $3.4 million, relatively consistent with the corresponding period of 2021. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-GAAP Measures and Reconciliations) was $3.2 million in the fourth quarter of 2022, relatively consistent with the fourth quarter of 2021.

Sales and marketing expenses for the year ended December 31, 2022, were $12.9 million, relatively consistent with the corresponding period of 2021. Excluding stock-based compensation expense, sales and marketing cash operating costs (see Supplemental Non-

GAAP Measures and Reconciliations) was $11.6 million in 2022, relatively consistent with 2021.

Stock-based compensation expense included in sales and marketing expense for the three months and year ended December 31, 2022, were $0.2 million and $1.3 million, respectively, relatively consistent with the corresponding periods of 2021.

Other operating expenses for the three months and year ended December 31, 2022, were $5.2 million and $8.2 million, respectively, compared to $1.6 million and $2.3 million, respectively, for the corresponding periods of 2021. The following table provides a breakdown of other expense for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Impairment loss on trade receivables	$73	$11	$62	564%
Restructuring and related costs	4,972	9	4,963	55,144%
Acquisition related costs	106	1,580	(1,474)	(93%)
Other operating expenses	$5,151	$1,600	$3,551	222%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change	% Change
Impairment loss on trade receivables	$73	$54	$19	35%
Restructuring and related costs	5,317	156	5,161	3,308%
Acquisition related costs	2,857	2,115	742	35%
Other operating expenses	$8,247	$2,325	$5,922	255%

Restructuring and related costs for the three months and year ended December 31, 2022, were $5.0 million and $5.3 million, respectively, compared to nominal amounts in 2021, and in 2022 consist primarily of expenses as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K. including contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries.

Acquisition related costs for the three months and year ended December 31, 2022, were $0.1 million and $2.9 million, respectively, compared to $1.6 million and $2.1 million, respectively, for the corresponding of 2021, and consist primarily of legal, advisory, and transaction related costs incurred due to certain corporate development activities.

Net impairment loss (recovery) on trade receivables for the three months and year ended December 31, 2022, and 2021 were nominal. If we recover on an impaired trade receivable through legal or other means, the recovered amount is recognized in the period of recovery as a reversal of the impairment loss.

Finance income (loss) and other for the three months and year ended December 31, 2022, was $15.7 million and ($2.1) million, respectively, compared to ($11.4) million and ($8.8) million for the corresponding periods of 2021. The following table provides a breakdown of finance and other income (loss) for the reported periods:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Employee future benefit plan expense	$(22)	$(34)	$12	35%
Investment and other income (loss)	9,793	1,032	8,761	849%
Mark to Market gain (loss) on financial assets	2,900	(10,288)	13,188	128%
Foreign exchange gain (loss)	3,060	(931)	3,991	429%
Government levies	-	(1,145)	1,145	100%
Finance income (loss) and other	$15,731	$(11,366)	$27,097	238%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change	% Change
Employee future benefit plan expense	$(189)	$(251)	$62	25%
Investment and other income (loss)	19,610	3,743	15,867	424%
Mark to Market gain (loss) on financial assets	(16,877)	(9,024)	(7,853)	(87%)
Foreign exchange gain (loss)	(4,546)	(1,336)	(3,210)	(240%)
Government levies	(100)	(1,945)	1,845	95%
Finance income (loss) and other	$(2,102)	$(8,813)	$6,711	76%

Employee future benefit plan expense for the year ended December 31, 2022, was ($0.2) million, relatively consistent with the corresponding period, and consists primarily of interest cost on plan obligations over the expected return on plan assets on a curtailed defined benefit pension plan for certain former United States employees.

Investment and other income for the three months and ended year ended December 31, 2022, was $9.8 million and $19.6 million, respectively, compared to $1.0 million and $3.7 million, respectively, for the corresponding periods of 2021. Amounts were earned on our cash, cash equivalents and short-term investments and have changed proportionately with the overall increase in market interest rates during 2022 and the relative change in our overall average monthly cash balances.

Mark to market gain (loss) on financial assets for the three months and year ended December 31, 2022, was $2.9 million and ($16.9) million, respectively, compared to ($10.3) million and ($9.0) million, respectively, for the corresponding periods of 2021. Mark to market gain (loss) in 2022 consist primarily of changes in the fair value of our long-term financial investments including Forsee Power and certain hydrogen infrastructure and growth equity funds. Mark to market gains and losses are also impacted by the conversion of these long-term financial assets from their respective European Euro or Great British pound denominated investment to the U.S. dollar.

Foreign exchange gains (losses) for the three months and year ended December 31, 2022, were $3.1 million and ($4.5) million, respectively, compared to ($0.9) million and ($1.3) million, respectively, for the corresponding periods of 2021. Foreign exchange gains and losses are attributable primarily to the effect of the changes in the value of the Canadian dollar, relative to the U.S. dollar, on our Canadian dollar-denominated net monetary position. Foreign exchange gains and losses are also impacted by the conversion of Ballard Power Systems Europe A/S’ assets and liabilities from the Danish Kroner to the U.S. dollar at exchange rates in effect at each reporting date are recorded in other comprehensive income (loss).

Government levies for the three months and year ended December 31, 2022, was nil and ($0.1) million, respectively, compared to ($1.1) million and ($1.9) million, respectively, for the corresponding periods of 2021. Government levies relate primarily to withholding taxes deducted from proceeds earned on certain commercial contracts.

Finance expense for the three months and year ended December 31, 2022, was ($0.3) million and ($1.3) million, respectively, relatively consistent with the corresponding periods of 2021. Finance expense represents the interest expense incurred on our right-of-use assets with a lease term of greater than 12-months, including our head office building, manufacturing facility, and related storage facilities in Burnaby, British Columbia, as well as similar right-of-use assets in our subsidiaries.

Equity in income (loss) of investment in joint venture and associates for the three months and year ended December 31, 2022, was ($6.8) million and ($11.6) million, respectively, compared to ($4.9) million and ($16.1) million, respectively, for the corresponding periods of 2021. Equity in loss of investment in joint venture and associates relates to the pickup of 49% of the net income (loss) of Weichai Ballard JV due to our 49% ownership position, and 10% of the net income (loss) of Synergy Ballard JVCo due to our 10% ownership position. Both investments in China are accounted for using the equity method of accounting.

The loss of investment in joint venture and associates in 2022 and 2021 is primarily attributed to the operations of Weichai Ballard JV and includes research and product development expenses in the periods consisting primarily of amounts expended on the ongoing $90 million technology transfer agreement with Ballard as Weichai Ballard JV continues to establish operations. Weichai Ballard JV manufactures Ballard’s next-generation LCS bi-polar plates, fuel cell stacks and LCS-based power modules for bus, commercial truck, and forklift applications with certain exclusive rights in China.

Recovery on settlement of contingent consideration for the three months and year ended December 31, 2022 was $9.9 million in each of the periods and consists of a recovery on the cancellation of certain contingent and outstanding cash milestones no longer payable from the acquisition of Ballard Motive Solutions which was acquired in November 2021. The contingent cash milestones were terminated concurrent with the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K. in the fourth quarter of 2022.

Impairment charges on intangible assets for the three months and year ended December 31, 2022 was ($13.0) million in each of the periods and consists of a write-down of acquired technology, customer contract, and non-compete intangible assets to their estimated fair value of $2.5 million as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K. in the fourth quarter of 2022.

Income tax recovery (expense) for the three months and year ended December 31, 2022 was $3.0 million and $3.5 million, respectively, compared to $0.2 million for the corresponding periods of 2021. Income tax recovery relates primarily to a recovery of estimated future income taxes owing from the acquisition of Arcola as a result to the post-acquisition restructuring of operations and resulting impairment of intangible assets in the fourth quarter of 2022 at Ballard Motive Solutions in the U.K.

5.5	Summary of Quarterly Results

The following table provides summary financial data for our last eight quarters:

(Expressed in thousands of U.S. dollars, except per share amounts and weighted average shares outstanding which are expressed in thousands)		Quarter ended,
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2022	2022	2022	2022
Revenues	$20,464	$21,343	$20,932	$21,047
Net loss from continuing operations	$(34,427)	$(42,881)	$(55,791)	$(40,395)
Net loss from continuing operations per share, basic and diluted	$(0.12)	$(0.14)	$(0.19)	$(0.14)
Weighted average common shares outstanding	298,324	298,181	298,155	297,825
	Dec 31,	Sep 30,	Jun 30,	Mar 31,
	2021	2021	2021	2021
Revenues	$36,705	$25,220	$24,961	$17,619
Net loss from continuing operations	$(43,836)	$(30,844)	$(21,913)	$(17,802)
Net loss from continuing operations per share, basic and diluted	$(0.15)	$(0.10)	$(0.07)	$(0.06)
Weighted average common shares outstanding	297,655	297,612	297,569	288,209

Summary of Quarterly Results: There were no significant seasonal variations in our quarterly results. Variations in our net loss for the above periods were affected primarily by the following factors:

●	Revenues: Variations in fuel cell product and service revenues reflect the demand and timing of our customers’ fuel cell vehicle, bus, and fuel cell product deployments as well as the demand and timing of their engineering services projects. Variations in fuel cell product and service revenues also reflect the timing of work performed and the achievements of milestones under long-term fixed price contracts.
●	Operating expenses: Operating expenses were negatively impacted in the fourth quarter of 2022 by restructuring related costs of ($5.0) million due to the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K, and negatively impacted as of the fourth quarter of 2021 by the acquisition and integration of Ballard Motive Solutions (formerly Arcola). Operating expenses also include the impact of changes in the value of the Canadian dollar, versus the U.S. dollar, on our Canadian dollar denominated expenditures.
●	Net loss: Net loss is impacted by the above noted impacts on Revenues and Operating expenditures. Net loss in the fourth quarter of 2022 was negatively impacted by intangible asset impairment charges of ($13.0) million and positively impacted by the recovery on settlement of contingent consideration of $9.9 million, both items arising from the post-acquisition restructuring of operations at Ballard Motive Solutions in the U.K. Net loss in the fourth quarter of 2022, the third quarter of 2022, the second quarter of 2022, the first quarter of 2022, and the fourth quarter of 2021 was also impacted by mark to market gains (losses) on financial assets of $2.9 million, $1.7 million, ($12.9) million, ($8.6) million, and ($10.3) million, respectively, related primarily to our investment in Forsee Power and certain hydrogen infrastructure and growth equity funds.

6.	CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES
6.1	Summary of Cash Flows

Cash and cash equivalents were $913.7 million as of December 31, 2022, compared to $1,123.9 million as of December 31, 2021. The ($210.2) million decrease in cash and cash equivalents in 2022 was driven by net cash operating losses (excluding non-cash items) of ($121.7) million, net working capital outflows of ($10.4) million, equity investments in Weichai Ballard JV of ($9.3) million, purchases of property, plant and equipment and intangible assets of ($34.5) million, subsequent Milestone cash acquisition investment payments for Ballard Motive Solutions of ($14.9) million, long-term financial investments of ($17.9) million consisting of an investment in Quantron of ($5.2) million, Wisdom of ($10.0) million, and investments in certain hydrogen infrastructure and growth equity funds of ($2.7) million, and by finance lease repayments of ($3.3) million.

6.2	Cash Provided by (Used by) Operating Activities

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change
Cash Operating Loss	$ (27,085)	$ (23,539)	$(3,546)
Change in Working Capital:
Trade and other receivables	654	(3,019)	3,673
Inventory	585	(1,052)	1,637
Prepaid expenses and other current assets	(142)	(1,336)	1,194
Trade and other payables	7,782	(507)	8,288
Deferred revenue	(2,677)	(924)	(1,753)
Warranty provision	(300)	(299)	(1)
	5,902	(7,137)	13,038
Cash Used by Operating Activities	$ (21,183)	$ (30,676)	$9,493

For the three months ended December 31, 2022, cash used by operating activities was ($21.2) million compared to ($30.7) million for the three months ended December 31, 2021. The $9.5 million decrease in cash used by operating activities in the fourth quarter of 2022, as compared to the fourth quarter of 2021, was driven by the decrease in working capital requirements of $13.0 million, partially offset by the increase in cash operating losses of ($3.5) million.

The ($3.5) million increase in cash operating losses in the fourth quarter of 2022 was driven by the increase in Adjusted EBITDA loss of ($20.9) million offset by the impact of several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: higher finance and other income (excluding mark to market fair value changes on investments) of $12.8 million, higher restructuring related costs of ($5.0) million, lower acquisition related costs of $1.5 million, higher equity investment losses in joint venture and associates of $1.9 million, and higher income tax recoveries of $2.8 million.

The total change in working capital of $5.9 million in the fourth quarter of 2022 was driven by higher accounts payable and accrued liabilities of $7.8 million primarily due to the timing of supplier payments, by lower accounts and contract receivables of $0.7 million primarily due to the timing of revenues and the related customer collections, and by lower inventory of $0.6 million. These fourth quarter of 2022 inflows were partially offset by lower deferred revenue of ($2.7) million as pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts were recognized.

The total change in working capital of ($7.1) million in the fourth quarter of 2021 was driven by higher accounts and contract receivables of ($3.0) million primarily due to the timing of revenues and the related customer collections, by higher inventory of ($1.1) million primarily to support expected Heavy-Duty Motive shipments in 2022 and to help mitigate ongoing COVID-19 supply chain disruptions, and by higher prepaid expenses of ($1.3) million.

(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change
Cash Operating Loss	$ (121,743)	$ (68,876)	$ (52,867)
Change in Working Capital:
Trade and other receivables	(2,945)	9,640	(12,585)
Inventory	(6,532)	(22,996)	16,464
Prepaid expenses and other current assets	(1,668)	(810)	(858)
Trade and other payables	2,182	1,408	774
Deferred revenue	(4,079)	2,221	(6,300)
Warranty provision	2,614	(1,063)	3,677
	(10,428)	(11,600)	1,172
Cash Used by Operating Activities	$ (132,171)	$ (80,476)	$ (51,695)

For the year ended December 31, 2022, cash used by operating activities was ($132.2) million compared to ($80.5) million for 2021. The ($51.7) million increase in cash used by operating activities in 2022, as compared to 2021, was driven by the increase in cash operating losses of ($52.9) million, partially offset by the decrease in working capital requirements of $1.2 million.

The ($52.9) million increase in cash operating losses in 2022 was driven primarily by the increase in Adjusted EBITDA loss of ($61.8) million. This net (loss) increase in 2022 was also impacted by several items included in cash operating losses but excluded from Adjusted EBITDA loss or vice-versa including: higher finance and other income (excluding mark to market fair value changes on investments) of $12.7 million, higher restructuring related costs of ($5.2) million, higher acquisition related costs of ($0.7) million, and lower equity investment losses in joint venture and associates of ($4.5) million.

The total change in working capital of ($10.4) million in 2022 was driven by higher inventory of ($6.5) million primarily to support expected Heavy-Duty Motive shipments in 2023 and to help mitigate ongoing supply chain disruptions, by lower deferred revenue of ($4.1) million as pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts were recognized, by higher accounts and contract receivables of ($2.9) million primarily as a result of the timing of revenues and the related customer collections, and by higher prepaid expenses of ($1.7) million primarily due to the timing of annual insurance renewals. These 2022 outflows were partially offset by higher warranty provisions of $2.6 million and by higher accounts payable and accrued liabilities of $2.2 million primarily due to the timing of supplier payments.

The total change in working capital of ($11.6) million in 2021 was driven by higher inventory of ($23.0) million primarily to support expected Heavy-Duty Motive shipments in 2022 and to help mitigate ongoing COVID-19 supply chain disruptions. These working capital outflows in 2021 were partially offset by lower accounts and contract receivables of $9.6 million primarily as a result of the timing of revenues and the related customer collections, by higher deferred revenue of $2.2 million as we received pre-payments on certain Heavy-Duty Motive and Technology Solutions contracts, and by higher accounts payable and accrued liabilities of $1.4 million as a result of the timing of payments for inventory purchases and annual compensation awards.

6.3	Cash Provided by (Used by) Investing Activities

Investing activities resulted in net cash outflows of ($20.1) million and ($75.6) million, respectively, for the three months and year ended December 31, 2022, compared to net cash outflows of ($67.4) million and ($85.6) million, respectively, for the corresponding periods of 2021.

Investing activities in the fourth quarter of 2022 of ($20.1) million consist of additional long-term investments in Quantron of ($5.2) million and in certain hydrogen infrastructure and growth equity funds of ($0.1) million, and by capital expenditures of ($14.8) million incurred primarily for production and test equipment and certain intangible assets.

Investing activities in the fourth quarter of 2021 of ($67.4) million consist primarily of a long-term investment in Forsee Power of ($43.8) million, long-term investment in certain hydrogen infrastructure and growth equity funds of ($8.0) million, initial cash acquisition investment in Arcola of ($7.2) million, investments in associated companies of ($3.3) million for the eleventh equity contribution in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($5.6) million incurred primarily for production and test equipment and certain intangible assets, partially offset by proceeds received on the sale of short-term investments of $0.3 million.

Investing activities in 2022 of ($75.6) million consist of additional long-term investments in Quantron, Wisdom, and in certain hydrogen infrastructure and growth equity funds of ($17.9) million, subsequent Milestone cash acquisition investment payments for Ballard Motive Solutions of ($14.9) million, investments in associated companies of ($9.3) million for the twelfth, thirteenth and fourteenth and final contracted equity contributions in our 49% investment in Weichai Ballard JV, and by capital expenditures of ($34.5) million incurred primarily for production and test equipment and certain intangible assets, partially offset by proceeds received on the sale of short-term investments of $1.0 million.

Investing activities in 2021 of ($85.6) million consist primarily of our long-term investment in Forsee Power of ($43.8) million, long-term investment in certain hydrogen infrastructure and growth equity funds of ($8.0) million, initial cash acquisition investment in Arcola of ($7.2) million, investments in associated companies of ($12.4) million for the eighth, ninth, tenth, and eleventh equity contributions in our 49% investment in Weichai Ballard JV, by capital expenditures of ($14.7) million incurred primarily for production and test equipment and certain intangible assets, partially offset by proceeds received on the sale of short-term investments of $0.3 million.

6.4	Cash Provided by (Used by) Financing Activities

Financing activities resulted in net cash inflows (outflows) of ($0.8) million and ($2.4) million, respectively, for the three months and year ended December 31, 2022, compared to net cash inflows (outflows) of ($0.5) million and $526.9 million, respectively, for the corresponding periods of 2021.

Financing activities in the fourth quarter of 2022 of ($0.8) million consist of finance lease payments of ($1.0) million, partially offset by proceeds from the exercise of share purchase options of $0.1 million. Financing activities in the fourth quarter of 2021 of ($0.5) million consist of proceeds from the exercise of share purchase options of $0.3 million, which were more than offset by finance lease payments of ($0.8) million.

Financing activities in 2022 of ($2.4) million consist of finance lease payments of ($3.3) million, partially offset by proceeds from the exercise of share purchase options of $0.9 million. Financing activities in 2021 of $526.9 million consist of net proceeds from the sale of Common Shares of $527.3 million from the $550 million Offering, proceeds from the exercise of share purchase options of $2.4 million, partially offset by finance lease payments of ($2.8) million.

6.5	Liquidity and Capital Resources

As of December 31, 2022, we had total liquidity of $915.7 million. We measure liquidity as our net cash and short-term investment position, consisting of the sum of our cash, cash equivalents and short-term investments of $915.7 million, as we have no bank debt.

We have a Letter of Guarantee Facility (the “LG Facility”) enabling our bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letter of credit or similar credits on our behalf to from time to time up to a maximum of $2.0 million. As of December 31, 2022, there was nil outstanding on the LG Facility. We also have a $25 million Foreign Exchange Facility (the “FX Facility”) enabling us to enter into foreign exchange currency contracts (at face value amounts in excess of the FX Facility) secured by a guarantee from Export Development Canada. As of December 31, 2022, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $38.0 million under the FX Facility.

Our liquidity objective is to maintain cash balances sufficient to fund at least six quarters of forecasted cash used by operating activities and contractual commitments. Our strategy to attain this objective is to continue our drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on Fuel Cell Products and Services revenue growth, improving overall gross margins, maintaining discipline over Cash Operating Costs, managing working capital and capital expenditure requirements, and securing additional financing to fund our operations as needed until we do achieve profitable operations that are sustainable. We believe that we have adequate liquidity in cash and working capital to achieve our liquidity objective.

Failure to achieve or maintain this liquidity objective could have a material adverse effect on our financial condition and results of operations including our ability to continue as a going concern. There are also various risks and uncertainties affecting our ability to achieve this liquidity objective including, but not limited to, the market acceptance and rate of commercialization of our products, the ability to successfully execute our business plan, and general global economic conditions, certain of which are beyond our control. While we continue to make significant investments in product development and market development activities necessary to commercialize our products, make increased investments in working capital and capital expenditures as we grow our business, and make ongoing capital contributions in support of our investment in certain hydrogen infrastructure and growth equity funds, our actual liquidity requirements will also vary and will be impacted by future acquisitions and strategic partnerships and investments, our relationships with our lead customers and strategic partners including their ability to successfully finance and fund their operations and programs and agreements with us, our success in developing new channels to market and relationships with customers, our success in generating revenue growth from near-term product, service and licensing opportunities, our success in managing our operating expense and working capital requirements, foreign exchange fluctuations, and the progress and results of our research, development and demonstration programs.

We may also choose to pursue additional liquidity through the issuance of debt or equity in private or public market financings. To enable the timely issuance of equity securities in the public market, we renewed our Base Shelf Prospectus on file with the securities regulators in Canada in March 2021. The Base Shelf Prospectus, which is effective for 25-months ending in April 2023, was filed in each of the provinces and territories of Canada, and a corresponding shelf registration statement on Form F-10 was also filed with the United States Securities and Exchange Commission. These filings will enable offerings of securities up to an aggregate initial offering price of $1.5 billion at any time during the 25-month period that the Base Shelf Prospectus remains effective. No offerings of securities under this Base Shelf Prospectus have been issued to date.

No assurance can be given that any such additional liquidity will be available or that, if available, it can be obtained on terms favorable to the Company. If any securities are offered under the Base Shelf Prospectus, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering and would be described in a supplement to the Base Shelf Prospectus filed with applicable Canadian securities regulators and/or the SEC, respectively, at the time of such an offering.

7.	OTHER FINANCIAL MATTERS
7.1	Off-Balance Sheet Arrangements and Contractual Obligations

Periodically, we use forward foreign exchange contracts to manage our exposure to currency rate fluctuations. We record these contracts at their fair value as either assets or liabilities on our statement of financial position. Any changes in fair value are either (i) recorded in other comprehensive income if formally designated and qualified under hedge accounting criteria; or (ii) recorded in profit or loss (general and administrative expense) if either not designated, or not qualified, under hedge accounting criteria. As of December 31, 2022, we had outstanding foreign exchange currency contracts to purchase a total of Canadian $38.0 million at an average rate of 1.3101 Canadian per U.S. dollar, resulting in an unrealized loss of Canadian ($1.2) million as of December 31, 2022. The outstanding foreign exchange currency contracts have not been designated under hedge accounting.

As of December 31, 2022, we did not have any other material obligations under guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments, or non-consolidated variable interests.

As of December 31, 2022, we had the following contractual obligations and commercial commitments calculated on a non-discounted basis (with the exception of Finance leases):

(Expressed in thousands of U.S. dollars)		Payments due by period,
Contractual Obligations	Total	Less than one year	1-3 years	4-5 years	After 5 years
Finance leases	$ 18,196	$4,854	$7,891	$4,903	$548
Asset retirement obligations	1,901	-	1,901	-	-
Long-term investment (HyCap)	21,388	21,388	-	-	-
Long-term investment (Clean H2)	30,935	5,337	25,598	-	-
Capital contributions to Weichai Ballard JV	-	-	-	-	-
Total contractual obligations	$ 72,420	$31,579	$35,390	$4,903	$548

Long-term investments include an investment committing us to be a limited partner in HyCap, a newly created hydrogen infrastructure and growth equity fund. HyCap is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to investing £25.0 million (including £7.2 million invested as of December 31, 2022) into HyCap.

Long-term investments also include an investment committing us to be a limited partner in Clean H2, another newly created hydrogen infrastructure and growth equity fund. Clean H2 is to invest in a combination of hydrogen infrastructure projects and investments in companies along the hydrogen value chain. We have committed to investing €30.0 million (including €1.0 million invested as of December 31, 2022) into Clean H2.

In addition, we have outstanding commitments of $42.6 million as of December 31, 2022, related primarily to purchases of property, plant, and equipment. Capital expenditures and expenditures on other intangible assets pertain to our regular operations and are expected to be funded through cash on hand.

In connection with the acquisition of intellectual property from UTC in 2014, we have a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of our intellectual property portfolio for a period of 15-years expiring in April 2029. No royalties were paid to UTC for the years ended December 31, 2022 and 2021.

As of December 31, 2022, we retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $5.4 million) on sales of certain fuel cell products for commercial distributed utility applications. No royalties have been incurred to date as a result of this agreement.

We also retain a previous funding obligation to pay royalties of 2% of revenues (to a maximum of Canadian $2.2 million) on sales of certain fuel cell products for commercial transit applications. No royalties have been incurred to date due to this agreement.

In the ordinary course of business or as required by certain acquisition or disposition agreements, we are periodically required to provide certain indemnities to other parties. As of December 31, 2022, we have not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

7.2	Related Party Transactions

Related parties include our 49% owned equity accounted investee, Weichai Ballard JV, and our 10% owned equity accounted investee, Synergy Ballard JVCo. Transactions between us and our subsidiaries are eliminated on consolidation. For the three and year ended December 31, 2022, and 2021, related party transactions and balances with Weichai Ballard JV and Synergy Ballard JVCo total as follows:

(Expressed in thousands of U.S. dollars)	Three Months Ended December 31,
Transactions with related parties	2022	2021
Revenues	$ 1,232	$ 16,380
Cost of goods sold and operating expense	$ 1,253	$ -

(Expressed in thousands of U.S. dollars)	Year Ended December 31,
Transactions with related parties	2022	2021
Revenues	$ 8,169	$ 38,680
Cost of goods sold and operating expense	$ 3,225	$ -

(Expressed in thousands of U.S. dollars)	As at Dec 31,	As at Dec 31,
Balances with related parties	2022	2021
Accounts receivable	$ 13,419	$ 10,893
Investments	$ 24,026	$ 28,982
Deferred revenue	$ (2,095)	$ (2,746)

We also provide key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Company’s share-based compensation plans. Key management personnel compensation is summarized in note 28 to our annual consolidated financial statements for the year ended December 31, 2022.

7.3	Outstanding Share and Equity Information

As of March 16, 2023
Common share outstanding	298,443,438
Options outstanding	4,719,912
DSUs outstanding	707,270
RSUs / PSUs outstanding (subject to vesting and performance criteria)	956,657

8.	USE OF PROCEEDS
8.1	Reconciliation of Use of Proceeds from Previous Financings

During 2021 and 2020, we completed the following offerings of our common shares (“Common Shares”):

●	On February 23, 2021, we closed a bought deal offering of 14.87 million Common Shares at a price of $37.00 per Common Share for gross proceeds of $550.2 million and net proceeds of $527.3 million (the “2021 Offering”).
●	On November 27, 2020, we closed a bought deal offering of 20.9 million Common Shares at a price of $19.25 per Common Share for gross proceeds of $402.5 million and net proceeds of $385.8 million (the “2020 Offering”).
●	On September 1, 2020, we announced an at-the-market equity program to issue a total of 16.45 million Common Shares from treasury (the “$250 million ATM Program”). The 16.45 million Common Shares issued under the $250 million ATM Program were sold in the third and fourth quarters of 2020 at prevailing market prices at the time of sale for total gross proceeds of $250 million and total net proceeds of $244.1 million.
●	On March 10, 2020, we announced an at-the-market equity program to allow the issuance of up to $75 million of Common Shares from treasury (the “$75 million ATM Program” and together with the $250 million ATM Program, the “2020 ATM Programs”). The 8.2 million Common Shares issued under the $75 million ATM Program were sold in the first half of 2020 at prevailing market prices at the time of sale for total gross proceeds of $66.7 million and total net proceeds of $64.7 million.

The net proceeds from the 2021 Offering and the 2020 Offering of $527.3 million and $385.8 million, respectively, were intended to be used to further strengthen the Company’s financial position, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments. The net proceeds from the 2020 ATM Programs of $308.8 million were intended to be used for general corporate purposes. Pending their use, we disclosed our intention to invest the net proceeds from the 2021 Offering and the 2020 Offering in short-term, investment grade, interest bearing instruments or to hold them as cash and cash equivalents.

The following tables sets out a comparison of the Company’s disclosed expected use of net proceeds from the 2020 Offering and the 2020 ATM Programs to the actual use of such net proceeds to December 31, 2022. As of December 31, 2022, the net proceeds of $527.3 million from the 2021 Offering and residual unused amounts from the 2020 Offering and the 2020 ATM Programs were held in interest bearing cash accounts.

2020 Offering Net Proceeds $385.8M
Intended Use of Net Proceeds: Further strengthen the Company’s balance sheet, thereby providing additional flexibility to fund growth strategies, including through activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
Research and Product Development (cash Operating cost) expenditures including product development of next generation fuel cell stacks and modules	$101,201	N/A	N/A
Investments in property, plant and equipment and other intangible assets including production capacity expansion and localization	$49,184	N/A	N/A
Ballard Motive Solutions acquisition (initial and subsequent cash costs) and acquisition related expenses	$24,768	N/A	N/A

Strategic partnerships and investments including Quantron, Wisdom, Forsee Power, H2Cap, Clean H2, Weichai Ballard JVCo, and acquisition related expenses	$86,103	N/A	N/A
$261,256

2020 ATM Programs Net Proceeds $308.8M
Intended Use of Net Proceeds: General Corporate Purposes
Actual Use of Net Proceeds (expressed in thousands of U.S. dollars)		Variance – (Over)/Under Expenditures	Explanation of Variance
General and Administration (cash Operating cost) expenditures	$29,545	N/A	N/A
Sales and Marketing (cash Operating cost) expenditures	$14,625	N/A	N/A
Restructuring related expenditures	$5,317	N/A	N/A
Working capital requirements	$17,569	N/A	N/A
Lease liability principal repayments	$4,055	N/A	N/A
	$71,110
9.	ACCOUNTING MATTERS
9.1	Overview

Our consolidated financial statements are prepared in accordance with IFRS, which require us to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

9.2	Critical Judgments in Applying Accounting Policies

Critical judgments that we have made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements is limited to our assessment of our ability to continue as a going concern (See Note 2 (e) to our consolidated financial statements).

Our significant accounting policies are detailed in note 4 to our annual consolidated financial statements for the year ended December 31, 2022, except as described below. Effective January 1, 2022, we have initially adopted Onerous Contracts – Cost of Fulfilling a Contact (Amendments to IAS 37). The effect of initially applying the Amendments to IAS 37 had an impact on our financial statements which is detailed in Section 9.4 Recently Adopted Accounting Policy Changes. A number of other new standards and interpretations are also effective from January 1, 2022, but they did not have a material impact on our financial statements.

9.3	Key Sources of Estimation Uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income, and expenses within the next financial year.

REVENUE RECOGNITION

Revenues are generated primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer service revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment.

On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed, and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale. Revenue recognition for standard product sales contracts does not usually involve significant estimates.

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit. Revenue recognition for standard license and sale agreements does not usually involve significant estimates.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided. Revenue recognition for cost-plus reimbursable contracts does not usually involve significant estimates.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Company is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time. On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. If the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known. Deferred revenue (i.e., contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

●	The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
●	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of our attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration for which the Company expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that our estimates of the work required to complete a contract may change.

During the three months and year ended December 31, 2022, and 2021, there were no significant adjustments to revenues relating to revenue recognized in a prior period.

ASSET IMPAIRMENT

The carrying amounts of our non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated at least annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period. These changes may result in future impairments. For example, our revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in our value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if our market capitalization declined due to a decrease in the trading price of our common stock, which could negatively impact the fair value of our business.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in net loss. Impairment losses recognized in respect of the cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

As of December 31, 2021, our consolidated goodwill balance of $64.3 million relates solely to our Fuel Cell Products and Services segment. We perform the annual review of goodwill as at December 31 of each year, more often if events or changes in circumstances indicate that it might be impaired. Under IFRS, the annual review of goodwill requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state. Our fair value less costs to sell test is in effect a modified market capitalization assessment, whereby we calculate the fair value of the Fuel Cell Products and Services segment by first calculating the value of the Company at December 31, 2022 based on the average closing share price in the month of December, add a reasonable estimated control premium to determine the Company’s enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell from this enterprise value to arrive at the fair value of the Fuel Cell Products and Services segment. As a result of this assessment, we have determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2022, indicating that no goodwill impairment charge is required for 2022.

In addition to the above goodwill impairment test, we perform a quarterly assessment of the carrying amounts of our non-financial assets (other than inventories) to determine whether there is any indication of impairment. During the three months and year ended December 31, 2022, impairment charges of ($13.0) million were recognized on our non-financial assets (other than inventories) related to impaired intangible assets primarily as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions.

WARRANTY PROVISION

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the accrued warranty liabilities, we estimate the likelihood that products sold will experience warranty claims and the cost to resolve claims received.

In making such determinations, we use estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, we may incur costs different from those provided for in our warranty provisions. During the three months and year ended December 31, 2022, we recorded provisions to accrued warranty liabilities of $0.9 million and $4.6 million, respectively, for new product sales, compared to $1.1 million and $2.7 million, respectively, for the three months and year ended December 31, 2021.

We review our warranty assumptions and make adjustments to accrued warranty liabilities quarterly based on the latest information available and to reflect the expiry of contractual obligations. Adjustments to accrued warranty liabilities are recorded in cost of product and service revenues. As a result of these reviews and the resulting adjustments, our warranty provision and cost of revenues for the three months and year ended December 31, 2022, were adjusted downwards (upwards) by $0.5 million and ($0.4) million, respectively, compared to adjustments downwards (upwards) by $0.2 million and ($0.3) million, respectively, for the three months and year ended December 31, 2021.

INVENTORY PROVISION

In determining the lower of cost and net realizable value of our inventory and establishing the appropriate provision for inventory obsolescence, we estimate the likelihood that inventory carrying values will be affected by changes in market pricing or demand for our products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than cost. We perform regular reviews to assess the impact of changes in technology and design, sales trends, and other changes on the carrying value of inventory. Where we determine that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provisions are made. If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required. During the three months ended December 31, 2022, net negative inventory adjustments of ($1.3) million and ($4.6) million, respectively, were recorded as a recovery (charge) to cost of product and service revenues, compared to net negative inventory adjustments of ($0.2) million and ($1.1) million, respectively, in the three months and year ended December 31, 2021.

EMPLOYEE FUTURE BENEFITS

The present value of our defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

9.4	Recently Adopted Accounting Policy Changes

Effective January 1, 2022, we have initially adopted Onerous Contracts – Cost of Fulfilling a Contact (Amendments to IAS 37). The effect of initially applying the Amendments to IAS 37 had an impact on our financial statements which is described below. A number of other new standards and interpretations are also effective from January 1, 2022, but they did not have a material impact on our financial statements.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:

●	the incremental costs – e.g., direct labour and materials; and
●	an allocation of other direct costs – e.g., an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. At the date of initial application of the amendments to IAS 37, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.

On completion of a review of the Corporation's ‘open’ contracts as of December 31, 2021, it was determined that on adoption of the amendments to IAS 37 on January 1, 2022, additional onerous contract costs of ($1.2) million were recognized as an opening balance adjustment to accumulated deficit in our first quarter of 2022 financial statements. As of December 31, 2022, total onerous contract cost provisions of ($4.4) million have been accrued in provisions and other current liabilities.

9.5	Future Accounting Policy Changes

The following is an overview of accounting standard changes that we will be required to adopt in future years. We do not expect to adopt any of these standards before their effective dates and we continue to evaluate the impact of these standards on our consolidated financial statements.

Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the “2020 Amendments”), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the “2022 Amendments”), to improve the information a company provides about long-term debt with covenants.

For the purposes of non-current classification, the 2020 Amendments and the 2022 Amendments (collectively “the Amendments”) removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must exist at the end of the reporting period and have substance.

The Amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The Amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The Amendments state that:

●	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
●	when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The Amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments. The extent of the impact of adoption of the amendments to IAS 1 has not yet been determined.

Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The adoption of the amendments to IAS 8 is not expected to have a material impact on the Company’s financial statements.

Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements).

The amendments help companies provide useful accounting policy disclosures. The key amendments include:

●	requiring companies to disclose their material accounting policies rather than their significant accounting policies;
●	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and
●	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The adoption of the amendments to IAS 1 and IFRS Practice Statement 2 is not expected to have a material impact on the Company’s financial statements.

10.	SUPPLEMENTAL NON-GAAP MEASURES AND RECONCILIATIONS
10.1	Overview

In addition to providing measures prepared in accordance with GAAP, we present certain supplemental non-GAAP measures. These measures are Cash Operating Costs (including its components of research and product development (operating cost), general and administrative (operating cost) and sales and marketing (operating cost)), EBITDA and Adjusted EBITDA. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. We believe these measures are useful in evaluating the operating performance of the Company’s ongoing business. These measures should be considered in addition to, and not as a substitute for, operating expenses, net income, cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. The calculation of these non-GAAP measures has been made on a consistent basis for all periods presented.

10.2	Cash Operating Costs

This supplemental non-GAAP measure is provided to assist readers in determining our operating costs on an ongoing cash basis. We believe this measure is useful in assessing performance and highlighting trends on an overall basis.

We also believe Cash Operating Costs is frequently used by securities analysts and investors when comparing our results with those of other companies. Cash Operating Costs differs from the most comparable GAAP measure, operating expenses, primarily because it does not include stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring and related costs, acquisition related costs, the impact of unrealized gains and losses on foreign exchange contracts, and financing charges. The following tables show a reconciliation of operating expenses to Cash Operating Costs for the three months and year ended December 31, 2022, and 2021:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Cash Operating Costs	2022	2021	$ Change
Total Operating Expenses	$37,037	$32,307	$4,730
Stock-based compensation expense	(1,471)	(2,319)	848
Impairment recovery (losses) on trade receivables	(73)	(11)	(62)
Acquisition related costs	(106)	(1,580)	1,474
Restructuring and related costs	(4,972)	(9)	(4,963)
Impact of unrealized gains (losses) on foreign exchange contracts	1,057	263	794
Depreciation and amortization	(862)	(2,047)	1,185
Cash Operating Costs	$30,610	$26,604	$4,006

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Cash Operating Costs	2022	2021	$ Change
Total Operating Expenses	$145,804	$102,116	$43,688
Stock-based compensation expense	(9,408)	(9,669)	261
Impairment recovery (losses) on trade receivables	(73)	(54)	(19)
Acquisition related costs	(2,857)	(2,115)	(742)
Restructuring and related costs	(5,317)	(156)	(5,161)
Impact of unrealized gains (losses) on foreign exchange contracts	(862)	(519)	(343)
Depreciation and amortization	(8,520)	(5,821)	(2,699)
Cash Operating Costs	$118,767	$83,782	$34,985

The components of Cash Operating Costs of research and product development (cash operating cost), general and administrative (cash operating cost), and sales and marketing (cash operating cost) differ from their respective most comparable GAAP measure of research and product development expense, general and administrative expense, and sales and marketing expense, primarily because they do not include stock-based compensation expense, depreciation and amortization expense, and acquisition related costs. A reconciliation of these respective operating expenses to the respective components of Cash Operating Costs for the three months and year ended December 31, 2022, and 2021 is included in Section 5.4 Operating Expenses and Other Items.

A breakdown of total stock-based compensation expense for the three months and year ended December 31, 2022, and 2021 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Stock-based compensation expense	2022	2021	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	1,009	1,259	(250)
General and administrative expense	248	698	(450)
Sales and marketing expense (recovery)	214	362	(148)
Stock-based compensation expense	$1,471	$2,319	$(848)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Stock-based compensation expense	2022	2021	$ Change
Total stock-based compensation expense recorded as follows:
Cost of goods sold	$-	$-	$-
Research and product development expense	5,305	5,522	(217)
General and administrative expense	2,840	2,780	60
Sales and marketing expense (recovery)	1,263	1,367	(104)
Stock-based compensation expense	$9,408	$9,669	$(261)

A breakdown of total depreciation and amortization expense for the three months and year ended December 31, 2022, and 2021 are as follows:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
Depreciation and amortization expense	2022	2021	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$1,966	$1,225	$741
Research and product development expense	409	1,458	(1,049)
General and administrative expense	449	577	(128)
Sales and marketing expense	4	12	(8)
Depreciation and amortization expense	$2,828	$3,272	$(444)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
Depreciation and amortization expense	2022	2021	$ Change
Total depreciation and amortization expense recorded as follows:
Cost of goods sold	$4,837	$3,931	$906
Research and product development expense	6,599	4,101	2,498
General and administrative expense	1,915	1,672	243
Sales and marketing expense	6	48	(42)
Depreciation and amortization expense	$13,357	$9,752	$3,605
10.3	EBITDA and Adjusted EBITDA

These supplemental non-GAAP measures are provided to assist readers in determining our operating performance. We believe this measure is useful in assessing performance and highlighting trends on an overall basis. We also believe EBITDA and Adjusted EBITDA are frequently used by securities analysts and investors when comparing our results with those of other companies. EBITDA differs from the most comparable GAAP measure, net loss from continuing operations, primarily because it does not include finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains and losses on foreign exchange contracts. The following tables show a reconciliation of net loss to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2022, and 2021:

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2022	2021	$ Change
Net loss from continuing operations	$(34,427)	$(43,836)	$9,409
Depreciation and amortization	2,828	3,272	(444)
Finance expense	300	313	(13)
Income taxes (recovery)	(3,004)	(233)	(2,771)
EBITDA	$(34,303)	$(40,484)	$6,181
Stock-based compensation expense	1,471	2,319	(848)
Acquisition related costs	106	1,580	(1,474)
Finance and other (income) loss	(15,731)	11,366	(27,097)
Recovery on settlement of contingent consideration	(9,891)	-	(9,891)
Impairment loss on intangible assets	13,024	-	13,024
Impact of unrealized (gains) losses on foreign exchange contracts	(1,057)	(263)	(794)
Adjusted EBITDA	$(46,381)	$(25,482)	$(12,899)

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2022	2021	$ Change
Net loss from continuing operations	$(173,494)	$(114,397)	$(59,097)
Depreciation and amortization	13,357	9,752	3,605
Finance expense	1,279	1,294	(15)
Income taxes (recovery)	(3,536)	(216)	(3,320)
EBITDA	$(162,394)	$(103,567)	$(58,827)
Stock-based compensation expense	9,408	9,669	(261)
Acquisition related costs	2,857	2,115	742
Finance and other (income) loss	2,102	8,813	(6,711)
Recovery on settlement of contingent consideration	(9,891)	-	(9,891)
Impairment loss on intangible assets	13,024	263	12,761
Impact of unrealized (gains) losses on foreign exchange contracts	862	519	343
Adjusted EBITDA	$(144,032)	$(82,188)	$(61,844)

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Consolidated Financial Statements
(Expressed in U.S. dollars)

BALLARD POWER SYSTEMS INC.

Years ended December 31, 2022 and 2021

MANAGEMENT'S REPORT

Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting

The consolidated financial statements contained in this Annual Report have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The integrity and objectivity of the data in these consolidated financial statements are management's responsibility. Management is also responsible for all other information in the Annual Report and for ensuring that this information is consistent, where appropriate, with the information and data contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Corporation's internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Corporation's internal control over financial reporting was effective as of December 31, 2022. In addition, management maintains disclosure controls and procedures to provide reasonable assurance that material information is communicated to management and appropriately disclosed. Some of the assets and liabilities include amounts, which are based on estimates and judgments, as their final determination is dependent on future events.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee, which consists of eight directors who are independent and not involved in the daily operations of the Corporation. The Audit Committee meets on a regular basis with management and the external and internal auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee is responsible for appointing the external auditors (subject to shareholder approval), and reviewing and approving all financial disclosure contained in our public documents and related party transactions.

The external auditors, KPMG LLP, have audited the financial statements and expressed an unqualified opinion thereon. KPMG has also expressed an unqualified opinion on the effective operation of the internal controls over financial reporting as of December 31, 2022. The external auditors have full access to management and the Audit Committee with respect to their findings concerning the fairness of financial reporting and the adequacy of internal controls.

“RANDALL MACEWEN”	“PAUL DOBSON”

RANDALL MACEWEN	PAUL DOBSON
President and	Vice President and
Chief Executive Officer	Chief Financial Officer
March 16, 2023	March 16, 2023

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Internet	www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Ballard Power Systems Inc. and subsidiaries (the Corporation) as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as of December 31, 2022 and 2021, and its operations and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2023 expressed “an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting”.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Corporation has changed its method of accounting for onerous contracts as of January 1, 2022 due to the adoption of Amendments to IAS 37.

Basis for Opinion

These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Critical Audit Matter

The critical audit matter communicated below is the matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimated costs to complete engineering and technology transfer services for long-term fixed-price contracts

As discussed in Notes 4(j) and 5(a) to the consolidated financial statements, the Corporation recognizes engineering and technology transfer service revenues from long-term fixed-price contracts over time by multiplying the expected consideration from the contract by the ratio of the cost incurred to date to estimated costs to complete the contract. Engineering and technology transfer service revenues from long-term fixed-price contracts are inherently uncertain in that total revenue from these contracts is fixed while the amount recognized to a period end requires estimates of costs to complete these contracts which estimates are subject to significant variability. As discussed in Note 23 to the consolidated financial statements, engineering and technology transfer service revenues from long-term fixed-price contracts totaled $31,037 thousand for the year ended December 31, 2022.

We identified the evaluation of the estimate of costs to complete engineering and technology transfer services for long-term fixed-price contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions used to estimate costs to complete the contracts, including the estimated labour hours and cost of materials to complete the contracts.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls related to the Corporation's determination of estimated costs to complete long-term fixed-price contracts, including the determination of significant assumptions. For a selection of long-term fixed-price contracts we compared the Corporation's historical estimated costs to complete contracts to actual labour hours and cost of materials incurred to assess the Corporation's ability to accurately forecast. We evaluated the estimated costs to completion for a selection of customer contracts, by (1) inspecting contractual documents with customers to understand the timing of services; (2) interviewing operational personnel of the Corporation to evaluate progress to date, the estimate of costs to complete contracts, and factors impacting the estimated labour hours and cost of material to complete the contracts; (3) evaluating contract progress by inspecting correspondence between the Corporation and the customer; (4) evaluating the cost to complete the contracts for consistency with the status of delivery and the underlying contractual terms; (5) comparing the Corporation's current estimate of costs to complete the contracts to those estimated in prior periods and investigating changes during the period; and (6) comparing labour hours and cost of materials incurred subsequent to the Corporation's year-end date to assess the consistency with the estimated costs for the period.

//s// KPMG LLP

We have served as the Corporation's auditor since 1999.

Chartered Professional Accountants

Vancouver, Canada
March 16, 2023

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K23 Canada	Internet	www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Ballard Power Systems Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Ballard Power Systems Inc.'s and subsidiaries' (the Corporation) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Corporation as of December 31, 2022 and 2021, the related consolidated statements of loss and comprehensive income (loss), changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 16, 2023 expressed “an unqualified opinion on those consolidated financial statements”.

Basis for Opinion

The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management's Responsibility for the Financial Statements and Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Vancouver, Canada

March 16, 2023

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars)

	Note	December 31, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents		$913,730	$1,123,895
Short-term investments		2,011	3,004
Trade and other receivables	9	48,696	46,395
Inventories	10	58,050	51,518
Prepaid expenses and other current assets		6,020	4,374
Total current assets		1,028,507	1,229,186
Non-current assets:
Property, plant and equipment	11	82,361	56,061
Intangible assets	12 & 27	5,214	20,788
Goodwill	13	64,268	64,268
Investments	14	66,357	70,292
Other long-term assets		370	348
Total assets		$1,247,077	$1,440,943
Liabilities and Equity
Current liabilities:
Trade and other payables	16	$40,333	$39,555
Deferred revenue	17	8,030	12,109
Provisions and other current liabilities	18	20,910	28,257
Current lease liabilities	19	3,895	3,238
Total current liabilities		73,168	83,159
Non-current liabilities:
Non-current lease liabilities	19	11,836	13,882
Deferred gain on finance lease liability	19	902	1,318
Provisions and other non-current liabilities	18	1,805	8,895
Employee future benefits	20	455	1,894
Deferred income tax liability	29	—	3,578
Total liabilities		88,166	112,726
Equity:
Share capital	21	2,420,396	2,416,256
Contributed surplus	21	300,764	297,819
Accumulated deficit		(1,560,759)	(1,387,579)
Foreign currency reserve		(1,490)	1,721
Total equity		1,158,911	1,328,217
Total liabilities and equity		$1,247,077	$1,440,943

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:
“Doug Hayhurst”	“Jim Roche’
Director	Director

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Loss and Comprehensive Income (Loss)

For the years ended December 31

(Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Note	2022	2021
Revenues:
Product and service revenues	23 & 32	$83,786	$104,505
Cost of product and service revenues		96,881	90,492
Gross margin		(13,095)	14,013
Operating expenses:
Research and product development		95,952	62,162
General and administrative		28,754	24,725
Sales and marketing		12,851	12,904
Other expense	25	8,247	2,325
Total operating expenses		145,804	102,116
Results from operating activities		(158,899)	(88,103)
Finance loss and other	26	(2,102)	(8,813)
Finance expense	26	(1,279)	(1,294)
Net finance loss		(3,381)	(10,107)
Equity in loss of investment in joint venture and associates	14 & 30	(11,617)	(16,140)
Impairment charges on property, plant and equipment	11	(7)	(263)
Impairment charges on intangible assets	12 & 27	(13,017)	—
Recovery on settlement of contingent consideration	28	9,891	—
Loss before income taxes		(177,030)	(114,613)
Income tax recovery	29	3,536	216
Net loss from continued operations		(173,494)	(114,397)
Net income from discontinued operations	8	—	164
Net loss		$(173,494)	$(114,233)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss:
Actuarial gain on defined benefit plans	20	1,514	2,170
		1,514	2,170
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation differences		(3,211)	814
		(3,211)	814
Other comprehensive income (loss), net of tax		(1,697)	2,984
Total comprehensive loss		$(175,191)	$(111,249)
Basic and diluted loss per share
Loss per share		$(0.58)	$(0.39)
Weighted average number of common shares outstanding		298,093,270	295,293,438

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars except number of shares)

	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Foreign currency reserve	Total equity
Balance, December 31, 2020	282,078,177	$1,884,735	$290,761	$(1,275,516)	$907	$900,887
Net loss	—	—	—	(114,233)	—	(114,233)
Deferred share consideration related to acquisition (notes 7 & 21)	—	—	4,851	—	—	4,851
Equity offerings (note 21)	14,870,000	527,291	—	—	—	527,291
DSUs redeemed (note 21)	46,388	127	(1,417)	—	—	(1,290)
RSUs redeemed (note 21)	156,449	577	(4,934)	—	—	(4,357)
Options exercised (note 21)	549,281	3,526	(1,111)	—	—	2,415
Share-based compensation (note 21)	—	—	9,669	—	—	9,669
Other comprehensive loss:
Defined benefit plan actuarial gain (note 20)	—	—	—	2,170	—	2,170
Foreign currency translation for foreign operations	—	—	—	—	814	814
Balance, December 31, 2021	297,700,295	$2,416,256	$297,819	$(1,387,579)	$1,721	$1,328,217
Onerous contracts provision (notes 4 & 18)	—	—	—	(1,200)	—	(1,200)
Restated balance, January 1, 2022	297,700,295	$2,416,256	$297,819	$(1,388,779)	$1,721	$1,327,017
Net loss	—	—	—	(173,494)	—	(173,494)
Deferred share consideration related to acquisition (notes 7 & 21)	112,451	1,762	(1,782)	—	—	(20)
DSUs redeemed (note 21)	58,990	244	(997)	—	—	(753)
RSUs redeemed (note 21)	217,832	785	(3,251)	—	—	(2,466)
Options exercised (note 21)	304,635	1,349	(433)	—	—	916
Share-based compensation (note 21)	—	—	9,408	—	—	9,408
Other comprehensive income (loss):
Defined benefit plan actuarial gain (note 20)	—	—	—	1,514	—	1,514
Foreign currency translation for foreign operations	—	—	—	—	(3,211)	(3,211)
Balance, December 31, 2022	298,394,203	$2,420,396	$300,764	$(1,560,759)	$(1,490)	$1,158,911

See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Consolidated Statements of Cash Flows

For the years ended December 31

(Expressed in thousands of U.S. dollars)

	Note	2022	2021
Cash provided by (used in):
Operating activities:
Net loss for the year		$(173,494)	$(114,233)
Adjustments for:
Depreciation and amortization		13,357	9,752
Impairment loss on trade receivables	25	73	54
Unrealized loss on forward contracts		862	519
Equity in loss of investment in joint venture and associates	14 & 30	11,617	16,140
Net decrease in fair value of investments	14 & 33	16,877	9,024
Impairment charges on property, plant and equipment	11	7	263
Impairment charges on intangible assets	12 & 27	13,017	—
Recovery on settlement of contingent consideration	28	(9,891)	—
Accretion (dilution) on decommissioning liabilities		(73)	113
Employee future benefits	20	82	131
Employee future benefits plan contributions	20	(7)	(8)
Share-based compensation	21	9,408	9,669
Deferred income tax recovery		(3,578)	(300)
		(121,743)	(68,876)
Changes in non-cash working capital:
Trade and other receivables		(2,945)	9,640
Inventories		(6,532)	(22,996)
Prepaid expenses and other current assets		(1,668)	(810)
Trade and other payables		2,182	1,408
Deferred revenue		(4,079)	2,221
Warranty provision		2,614	(1,063)
		(10,428)	(11,600)
Cash used in operating activities		(132,171)	(80,476)
Investing activities:
Net decrease in short-term investments	33	1,010	336
Contributions to long-term investments	14	(17,913)	(51,757)
Additions to property, plant and equipment	11	(33,932)	(13,158)
Investment in intangible assets	12	(550)	(1,543)
Investment in joint venture and associates	14	(9,272)	(12,351)
Consideration paid related to acquisition	7 & 28	(14,900)	(7,157)
Cash used in investing activities		(75,557)	(85,630)
Financing activities:
Principal payments of lease liabilities	19	(3,322)	(2,798)
Net proceeds on issuance of share capital from share option exercises	21	916	2,415
Net proceeds on issuance of share capital from equity offering	21	—	527,291
Cash provided by (used in) financing activities		(2,406)	526,908
Effect of exchange rate fluctuations on cash and cash equivalents held		(31)	(337)
Increase (decrease) in cash and cash equivalents		(210,165)	360,465
Cash and cash equivalents, beginning of year		1,123,895	763,430
Cash and cash equivalents, end of year		$913,730	$1,123,895

Supplemental disclosure of cash flow information (note 31). See accompanying notes to consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

1.	Reporting entity:

The principal business of Ballard Power Systems Inc. (the “Corporation”) is the design, development, manufacture, sale and service of proton exchange membrane (“PEM”) fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications. A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity.

The Corporation is a company domiciled in Canada and its registered office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada, V5J 5J8. The consolidated financial statements of the Corporation as at and for the years ended December 31, 2022 and 2021 comprise the Corporation and its subsidiaries (note 4(a)).

2.	Basis of preparation:
(a)	Statement of compliance:

These consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 16, 2023.

Details of the Corporation’s significant accounting policies are included in note 4.

(b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the statement of financial position:

•	Financial assets classified as measured at fair value through profit or loss (FVTPL); and
•	Employee future benefits liability is recognized as the net of the present value of the defined benefit obligation, less the fair value of plan assets.
(c)	Functional and presentation currency:

These consolidated financial statements are presented in U.S. dollars, which is the Corporation’s functional currency.

(d)	Use of estimates:

The preparation of the consolidated financial statements in conformity with IFRS requires the Corporation’s management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas having estimation uncertainty include revenue recognition, asset impairment, warranty provision, inventory provision, and employee future benefits. These estimates and judgments are discussed further in note 5.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

2.	Basis of preparation (cont’d):
(e)	Future operations:

The Corporation is required to assess its ability to continue as a going concern or whether substantial doubt exists as to the Corporation’s ability to continue as a going concern into the foreseeable future. The Corporation has forecast its cash flows for the foreseeable future and despite the ongoing volatility and uncertainties inherent in the business, the Corporation believes it has adequate liquidity in cash and working capital to achieve its liquidity objective. The Corporation’s ability to continue as a going concern and realize its assets and discharge its liabilities and commitments in the normal course of business is dependent upon the Corporation having adequate liquidity and achieving profitable operations that are sustainable.

The Corporation’s strategy to mitigate this uncertainty is to continue its drive to attain profitable operations that are sustainable by executing a business plan that continues to focus on revenue growth, improving overall gross margins, maintaining discipline over cash operating expenses, managing working capital and capital expenditure requirements, and securing additional financing to fund operations as needed until the Corporation does achieve profitable operations that are sustainable. Failure to implement this plan could have a material adverse effect on the Corporation’s financial condition and or results of operations.

3.	Changes in accounting policies:

The Corporation has consistently applied the accounting policies set out in note 4 to all periods presented in these consolidated financial statements.

The Corporation has initially adopted Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), effective January 1, 2022.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the “costs of fulfilling a contract” comprise both:

•	the incremental costs – e.g. direct labour and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022 and apply to contracts existing at the date when the amendments are first applied. At the date of initial application of the amendments to IAS 37, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other component of equity, as appropriate. The comparatives are not restated.

On completion of a review of the Corporation’s “open” contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of December 31, 2022, total onerous contract cost provisions of $4,400,000 have been accrued in provisions and other current liabilities.

A number of new standards and interpretations became effective from January 1, 2022 however, they did not have a material impact on the Corporation’s consolidated financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a)	Basis of consolidation:

The consolidated financial statements include the accounts of the Corporation and its principal subsidiaries as follows:

Percentage ownership
	2022	2021
Ballard Motive Solutions	100%	100%
Guangzhou Ballard Power Systems Co., Ltd.	100%	100%
Ballard Power Systems Europe A/S	100%	100%
Ballard Hong Kong Ltd.	100%	100%
Ballard US Inc.	100%	100%
Ballard Services Inc.	100%	100%
Ballard Fuel Cell Systems Inc.	100%	100%
Ballard Power Corporation	100%	100%

Subsidiary Entities

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns though its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions are eliminated in the consolidated financial statements.

(i)	Ballard Motive Solutions

On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration.

(ii)	Guangzhou Ballard Power Systems

On January 10, 2017, the Corporation incorporated Guangzhou Ballard Power Systems Co., Ltd. (“GBPS”), a 100% wholly foreign-owned enterprise (“WFOE”) in China to serve as the Corporation’s operations entity for all of China.

(iii)	Ballard Power Systems Europe A/S

On January 18, 2010, the Corporation acquired a 45% interest in its European subsidiary, Ballard Power Systems Europe A/S (“BPSE”). BPSE (formerly Dantherm Power A/S) has been consolidated since acquisition. In August 2010, the Corporation acquired an additional 7% interest and a further 5% interest in December 2012. On January 5, 2017, the Corporation purchased the remaining 43% interest in its subsidiary, held by Dansk Industri Invest A/S, thus resulting in the Corporation now owning 100% of BPSE. BPSE supports a growing market and customer base with sales, business development, engineering, manufacturing and service capabilities.

(iv)	Ballard Hong Kong Ltd.

On July 19, 2016, the Corporation incorporated Ballard Hong Kong Ltd. (“BHKL”), a 100% owned holding company in Hong Kong, China.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(a)	Basis of consolidation (cont’d):
(v)	Ballard Unmanned Systems

On October 1, 2015, the Corporation acquired Ballard Unmanned Systems (formerly Protonex Technology Corporation), a designer and manufacturer of advanced power management products and portable fuel cell solutions. On October 14, 2020, the Corporation completed an agreement to sell the remaining business assets of this subsidiary (note 8). The entity will remain held by the Corporation and has been re-named Ballard US Inc.

Equity Investment Entities

The Corporation also has a non-controlling, 49% interest (2021 - 49%), in Weichai Ballard Hy-Energy Technologies Co., Ltd (“Weichai Ballard JV”) and a non-controlling, 10% interest (2021 - 10%), in Guangdong Synergy Ballard Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”). Both of these associated companies are accounted for using the equity method of accounting.

(i)	Weichai Ballard JV

On November 13, 2018, the Corporation, through Ballard Hong Kong Ltd. (“BHKL”), established a joint venture company, Weichai Ballard Hy-Energy Technologies Co., Ltd. (“Weichai Ballard JV”), in Shandong province to support China’s fuel cell electric vehicle market, with Weichai Power (“Weichai”) holding a controlling ownership interest of 51% and the Corporation holding a non-controlling 49% ownership position. Weichai Ballard JV’s business is to manufacture fuel cell products utilizing the Corporation’s liquid-cooled fuel cell stack (“LCS”) and LCS-based power modules for bus, commercial truck and forklift applications with certain exclusive rights in China.

During the years 2018 through 2022, Weichai has made all of its committed capital contributions totaling RMB 561,000,000 and the Corporation has made all of its committed capital contributions totaling RMB 539,000,000 ($79,369,000). Weichai holds three of five Weichai Ballard JV board seats and Ballard holds two, with Ballard having certain shareholder protection provisions. Weichai Ballard JV is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 49% investment in Weichai Ballard JV is accounted for using the equity method of accounting.

(ii)	Synergy Ballard JVCo

On September 26, 2016, the Corporation, through BHKL, established a joint venture company, Guangdong Synergy Hydrogen Power Co., Ltd (“Synergy Ballard JVCo”), located in Guangdong province in China. Synergy Ballard JVCo’s business is to manufacture fuel cell products utilizing the Corporation’s FCvelocity®-9SSL fuel cell stack technology for use primarily in fuel cell engines assembled and sold in China.

The Corporation holds a non-controlling 10% interest in the joint venture, Synergy Ballard JVCo, together with Guangdong Nation Synergy Hydrogen Power Technology Co., Ltd. (a member of the “Synergy Group”) who holds a controlling 90% interest. Synergy Ballard JVCo is not controlled by the Corporation and therefore is not consolidated. The Corporation’s 10% investment in Synergy Ballard JVCo is accounted for using the equity method of accounting.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(b)	Foreign currency:
(i)	Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Corporation and its subsidiaries at the exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in other than the functional currency are translated at the exchange rates in effect at the statement of financial position date. The resulting exchange gains and losses are recognized in earnings. Non-monetary assets and liabilities denominated in other than the functional currency that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Non-monetary items that are measured in terms of historical cost in other than the functional currency are translated using the exchange rate at the date of the transaction.

(ii)	Foreign operations

The assets and liabilities of foreign operations are translated to the presentation currency using exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency using exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

(c)	Financial instruments:
(i)	Financial assets

The Corporation initially recognizes loans and receivables and deposits on the date that they originated and all other financial assets on the trade date at which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers substantially all the risks and rewards of ownership of the financial asset.

Financial assets are classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Derivatives embedded in contracts where the host is a financial asset in the scope of the standard are never separated. Instead, the hybrid financial instrument as a whole is assessed for classification. The Corporation’s financial assets which consist primarily of cash and cash equivalents, short-term investments, trade and other receivables, and contract assets are classified at amortized cost.

The Corporation also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. These derivatives are recognized initially at fair value and are recorded as either assets or liabilities based on their fair value. Subsequent to initial recognition, these derivatives are measured at fair value and changes to their value are recorded through profit or loss.

(ii)	Financial liabilities

Financial liabilities comprise the Corporation’s trade and other payables. The financial liabilities are initially recognized on the date they are originated and are derecognized when the contractual obligations are discharged or cancelled or expire. These financial liabilities are recognized initially at fair value and subsequently are measured at amortized cost using the effective interest method, when materially different from the initial amount. Fair value is determined based on the present value of future cash flows, discounted at the market rate of interest.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(c)	Financial instruments (cont’d):
(iii)	Share capital

Share capital is classified as equity. Incremental costs directly attributable to the issue of shares and share options are recognized as a deduction from equity. When share capital is repurchased, the amount of the consideration paid, including directly attributable costs, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from equity. When treasury shares are subsequently reissued, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings (deficit).

(d)	Inventories:

Inventories are recorded at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out principle, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes materials, labor and appropriate share of production overhead based on normal operating capacity. Costs of materials are determined on an average per unit basis.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses. In establishing any impairment of inventory, management estimates the likelihood that inventory carrying values will be affected by changes in market demand, technology and design, which would impair the value of inventory on hand.

(e)	Property, plant and equipment:
(i)	Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of self-constructed assets includes the cost of materials, costs directly attributable to bringing the assets to a working condition for their intended use, and the costs of dismantling and removing items and restoring the site on which they are located. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss.

(ii)	Subsequent expenditures

Subsequent expenditures are capitalized only if it is probable that the future economic benefits associated with the expenditures will flow to the Corporation.

(iii)	Depreciation

Depreciation is calculated to write-off the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(e)	Property, plant and equipment (cont’d):
(iii)	Depreciation (cont’d)

The estimated useful lives of property, plant and equipment for current and comparative periods are as follows:

Computer equipment	3 to 10 years
Furniture and fixtures	5 to 10 years
Leasehold improvements	The shorter of initial term of the respective lease and estimated useful life
Production and test equipment	4 to 15 years

Leased assets are depreciated over the shorter of the lease term or their useful lives unless it is reasonably certain that the Corporation will obtain ownership by the end of the lease term.

Right-of-use asset - Property	1 to 7 years
Right-of-use asset - Office equipment	4 to 5 years
Right-of-use asset - Vehicles	1 to 5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

(f)	Leases:

IFRS 16 Leases introduced a single, on-balance sheet accounting model for lessees. As a result, the Corporation, as a lessee, has recognized right-of-use assets representing its rights to use the underlying assets, and lease liabilities representing its obligation to make lease payments. Lessor accounting remains similar to previous accounting policies.

At inception of a contract, the Corporation assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

•	the contract involves the use of an identified asset - this may be specified explicitly or implicitly, and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•	the Corporation has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
•	the Corporation has the right to direct the use of the asset. The Corporation has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where all the decisions about how and for what purpose the asset is used are predetermined, the Corporation has the right to direct the use of the asset if either:
◦	the Corporation has the right to operate the asset; or
◦	the Corporation designed the asset in a way that predetermines how and for what purpose it will be used.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(f)	Leases (cont’d):
i.	As a Lessee

The Corporation recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise:

•	Fixed payments, including in-substance fixed payments;
•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;
•	Amounts expected to be payable under a residual value guarantee; and
•	The exercise price under a purchase option that the Corporation is reasonably certain to exercise, lease payments in an optional renewal period if the Corporation is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Corporation is reasonably certain not to terminate early.

The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Corporation’s estimate of the amount expected to be payable under a residual value guarantee or if the Corporation changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Corporation presents right-of-use assets in ‘Property, plant and equipment’ and lease liabilities in ‘Lease liability’ in the statement of financial position.

The Corporation has elected not to recognize right-of-use assets and lease liabilities for short-term leases of properties, equipment and vehicles that have a lease term of 12 months or less. The Corporation has elected not to recognize right-of-use assets and lease liabilities for low value leases that have initial values of less than $5,000. The Corporation recognizes the lease payments associated with these leases as an operating expense on a straight-line basis over the lease term.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(f)	Leases (cont’d):
ii.	As a Lessor

When the Corporation is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset, and makes an overall assessment of whether the lease transfers to the lessee substantially all of the risks and rewards of ownership incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Corporation considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

(g)	Goodwill and intangible assets:
(i)	Recognition and measurement

Goodwill	Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses.
Research and development	Expenditure on research activities is recognized in profit or loss as incurred.
Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Corporation intends to and has sufficient resources to complete development and to use or sell the asset. Otherwise, it is recognized in profit or loss as incurred. Subsequent to initial recognition, development expenditure is measured at cost less accumulated amortization and any accumulated impairment losses.
Intangible assets	Intangible assets, including patents, know-how, in-process research and development, trademarks and service marks, customer contracts and relationships, non-compete agreements, and software systems that are acquired or developed by the Corporation and have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including expenditures on internally generated goodwill, are recognized in profit or loss as incurred.

(iii)	Amortization

Amortization is calculated to write-off the cost of intangible assets less their estimated residual values using the straight-line method over their estimated useful lives, and is recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative periods are as follows:

Acquired patents, know-how and in-process research & development	5 to 20 years
ERP management reporting software system	5 to 10 years
Acquired customer contracts and relationships	7 to 10 years
Acquired non-compete agreements	1 to 3 years
Domain names	15 years
Acquired trademarks and service marks	15 years
Internally generated fuel cell intangible assets	3 to 5 years

Amortization methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(h)	Impairment:
(i)	Financial assets

An ‘expected credit loss’ (“ECL”) model applies to financial assets measured at amortized cost and debt investments at FVOCI, but not to investments in equity instruments. The Corporation’s financial assets measured at amortized cost and subject to the ECL model consist primarily of trade receivables and contract assets.

In applying the ECL model, loss allowances are measured on either of the following bases:

•	12-month ECLs: these are ECLs that result from possible default events within the 12 months after the reporting date; and
•	lifetime ECLs: these are ECLs that result from all possible default events over the expected life of a financial instrument.

The Corporation measures loss allowances for trade receivables and contract assets at an amount equal to lifetime ECLs.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Corporation considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on historical experience and informed credit assessment and including forward-looking information.

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Corporation expects to receive). ECLs are discounted at the effective interest rate of the financial asset. At each reporting date, we assess whether financial assets carried at amortized cost are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. Impairment (losses) recoveries related to trade receivables and contract assets are presented separately in the statement of profit or loss.

(ii)	Non-financial assets

The carrying amounts of the Corporation’s non-financial assets other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Fair value less costs to sell is defined as the estimated price that would be received on the sale of the asset in an orderly transaction between market participants at the measurement date. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets.

The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(h)	Impairment (cont’d):
(ii)	Non-financial assets (cont’d)

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of the cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units, and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(i)	Provisions:

A provision is recognized if, as a result of a past event, the Corporation has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risk specific to the liability. The unwinding of the discount is recognized as a finance expense.

Warranty provision

A provision for warranty costs is recorded on product sales at the time the sale is recognized. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the estimated cost to resolve claims received, taking into account the nature of the contract and past and projected experience with the products.

Decommissioning liabilities

Legal obligations to retire tangible long-lived assets are recorded at the net present value of the expected costs of settlement at acquisition with a corresponding increase in asset value. These include assets leased under operating leases. The liability is accreted over the life of the asset to the ultimate settlement amount and the increase in asset value is depreciated over the remaining useful life of the asset.

(j)	Revenue recognition:

The Corporation generates revenues primarily from product sales, the license and sale of intellectual property and fundamental knowledge, and the provision of engineering services and technology transfer services. Product revenues are derived primarily from standard product sales contracts and from long-term fixed price contracts. Intellectual property and fundamental knowledge license revenues are derived primarily from standard licensing and technology transfer agreements. Engineering service and technology transfer services revenues are derived primarily from cost-plus reimbursable contracts and from long-term fixed price contracts.

Revenue is recognized when a customer obtains control of the goods or services. Determining the timing of the transfer of control, at a point in time or over time, requires judgment. On standard product sales contracts, revenues are recognized when customers obtain control of the product, that is when transfer of title and risks and rewards of ownership of goods have passed and when obligation to pay is considered certain. Invoices are generated and revenue is recognized at that point in time. Provisions for warranties are made at the time of sale.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(j)	Revenue recognition (cont’d):

On standard licensing and technology transfer agreements, revenues are recognized on the transfer of rights to a licensee, when it is determined to be distinct from other performance obligations, and if the customer can direct the use of, and obtain substantially all of the remaining benefits from the license as it exists at the time of transfer. In other cases, the proceeds are considered to relate to the right to use the asset over the license period and the revenue is recognized over that period. If it is determined that the license is not distinct from other performance obligations, revenue is recognized over time as the customer simultaneously receives and consumes the benefit.

On cost-plus reimbursable contracts, revenues are recognized as costs are incurred, and include applicable fees earned as services are provided.

On long-term fixed price contracts, the customer controls all of the work in progress as the services are being provided. This is because under these contracts, the deliverables are made to a customer’s specification, and if a contract is terminated by the customer, then the Corporation is entitled to reimbursement of the costs incurred to date plus the applicable gross margin. Therefore, revenue from these contracts and the associated costs are recognized as the costs are incurred over time.

On long-term fixed price contracts, revenues are recognized over time using cumulative costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Generally, revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to estimated revenues and estimated costs for completing a contract are recognized in the period in which the revisions are identified. In the event that the estimated costs for completing the contract exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

(k)	Finance income and expense:

Finance income comprises interest income on funds invested, gains (losses) on the disposal of available-for-sale financial assets, foreign exchange gains (losses), and changes in the fair value of financial assets at fair value through profit or loss, pension administration expense, and employee future benefit plan expense. Interest income is recognized as it accrues in income, using the effective interest method.

Finance expense comprises interest expense on leases and the unwinding of the discount on provisions.

(l)	Income taxes:

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of assets and liabilities and their respective income tax bases (temporary differences) and for loss carry forwards. The resulting changes in the net deferred tax asset or liability are included in income.

Deferred tax assets and liabilities are measured using enacted, or substantively enacted, tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities, of a change in tax rates, is included in income in the period that includes the substantive enactment date. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(m)	Employee benefits:

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts.

Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Defined benefit plans

A defined benefit plan is a post-employment pension plan other than a defined contribution plan. The Corporation’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognized past service costs and the fair value of any plan assets are deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The calculation is performed annually by a qualified actuary using the projected unit credit method.

When the calculation results in a benefit to the Corporation, the recognized asset is limited to the total of any unrecognized past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements that apply to any plan in the Corporation. An economic benefit is available to the Corporation if it is realizable during the life of the plan, or on settlement of the plan liabilities.

The Corporation recognizes all remeasurements arising from defined benefit plans, which comprise actuarial gains and losses, immediately in other comprehensive income. Remeasurements recognized in other comprehensive income are not recycled through profit or loss in subsequent periods.

Other long-term employee benefits

The Corporation’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the reporting date on AA credit-rated bonds that have maturity dates approximating the terms of the Corporation’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains and losses are recognized in other comprehensive income or loss in the period in which they arise.

Termination benefits

Termination benefits are recognized as an expense (restructuring expense recorded in other operating expense) when the Corporation is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognized as an expense if the Corporation has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably. If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(m)	Employee benefits (cont’d):

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if the Corporation has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(n)	Share-based compensation plans:

The Corporation uses the fair-value based method of accounting for share-based compensation for all awards of shares, share options, restricted share units, and deferred share units granted. The resulting compensation expense, based on the fair value of the awards granted, excluding the impact of any non-market service and performance vesting conditions, is charged to income over the period that the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

Fair values of share options are calculated using the Black-Scholes valuation method as of the grant date and adjusted for estimated forfeitures. Restricted share units and deferred share units are valued at the fair-value price at grant date. For awards with graded vesting, the fair value of each tranche is calculated separately and recognized over its respective vesting period. Non-market vesting conditions are considered in making assumptions about the number of awards that are expected to vest. At each reporting date, the Corporation reassesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revision in the income statement with a corresponding adjustment to contributed surplus.

The Corporation issues shares, share options, restricted share units, and deferred share units under its share-based compensation plans as described in note 21. Any consideration paid by employees on exercise of share options or purchase of shares, together with the amount initially recorded in contributed surplus, is credited to share capital. The redemption of restricted share units and deferred share units are non-cash transactions that are recorded in contributed surplus and share capital.

(o)	Earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of common shares outstanding during the period, adjusted for treasury shares. Diluted earnings per share is calculated using the treasury stock method.

Under the treasury stock method, the dilution is calculated based upon the number of common shares issued should deferred share units (“DSUs”), restricted share units (“RSUs”), and “in the money” options, if any, be exercised. When the effects of outstanding stock-based compensation arrangements would be anti-dilutive, diluted loss per share is not shown separately.

(p)	Government assistance and investment tax credits:

Government assistance and investment tax credits are recorded as either a reduction of the cost of the applicable assets, or credited against the related expense incurred in the statement of comprehensive loss, as determined by the terms and conditions of the agreements under which the assistance is provided to the Corporation or the nature of the expenditures which gave rise to the credits. Government assistance and investment tax credit receivables are recorded when their receipt is reasonably assured.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

4.	Significant accounting policies (cont’d):
(q)	Segment reporting:

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly corporate assets, head office expenses, and income tax assets and liabilities.

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty:

Critical judgments in applying accounting policies:

Critical judgments that management has made in the process of applying the Corporation’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements are limited to management’s assessment of the Corporation’s ability to continue as a going concern (note 2(e)).

Key sources of estimation uncertainty:

The following are key assumptions concerning the future and other key sources of estimation uncertainty that have significant risk of resulting in a material adjustment to the reported amount of assets, liabilities, income and expenses within the next financial year.

(a)	Revenue recognition:

On long-term fixed price contracts, revenues are recorded over time using costs incurred to date relative to total estimated costs at completion to measure progress towards satisfying performance obligations. Revenue is recognized by multiplying the expected consideration by the ratio of cumulative costs incurred to date to the sum of incurred and estimated costs for completing the performance obligation. The cumulative effect of changes to expected revenues and expected costs for completing a contract are recognized in the period in which the revisions are identified. If the expected costs exceed the expected revenues on a contract, such loss is recognized in its entirety in the period it becomes known.

(i)	The determination of expected costs for completing a contract is based on estimates that can be affected by a variety of factors such as variances in the timeline to completion, the cost of materials, the availability and cost of labour, as well as productivity.
(ii)	The determination of potential revenues includes the contractually agreed amount and may be adjusted based on the estimate of the Corporation’s attainment on achieving certain defined contractual milestones. Management’s estimation is required in determining the amount of consideration to which the Corporation expects to be entitled and in determining when a performance obligation has been met.

Estimates used to determine revenues and costs of long-term fixed price contracts involve uncertainties that ultimately depend on the outcome of future events and are periodically revised as projects progress. There is a risk that a customer may ultimately disagree with management’s assessment of the progress achieved against milestones, or that the Corporation’s estimates of the work required to complete a contract may change.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

5.	Critical judgments in applying accounting policies and key sources of estimation uncertainty (cont’d):

Key sources of estimation uncertainty (cont’d):

(b)	Asset impairment:

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In assessing fair value less costs to sell, the price that would be received on the sale of an asset in an orderly transaction between market participants at the measurement date is estimated. For the purposes of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other groups of assets. The allocation of goodwill to cash-generating units reflects the lowest level at which goodwill is monitored for internal reporting purposes. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates will change from period to period.

These changes may result in future impairments. For example, the revenue growth rate could be lower than projected due to economic, industry or competitive factors, or the discount rate used in the value in use model could increase due to a change in market interest rates. In addition, future goodwill impairment charges may be necessary if the market capitalization decreased due to a decline in the trading price of the Corporation’s common stock, which could negatively impact the fair value of the Corporation’s cash generating units.

(c)	Warranty provision:

A provision for warranty costs is recorded on product sales at the time of shipment. In establishing the warranty provision, management estimates the likelihood that products sold will experience warranty claims and the cost to resolve claims received. In making such determinations, the Corporation uses estimates based on the nature of the contract and past and projected experience with the products. Should these estimates prove to be incorrect, the Corporation may incur costs different from those provided for in the warranty provision. Management reviews warranty assumptions and makes adjustments to the provision at each reporting date based on the latest information available, including the expiry of contractual obligations. Adjustments to the warranty provision are recorded in cost of product and service revenues.

(d)	Inventory provision:

In determining the lower of cost and net realizable value of inventory and in establishing the appropriate provision for inventory obsolescence, management estimates the likelihood that inventory carrying values will be affected by changes in market pricing or demand for the products and by changes in technology or design which could make inventory on hand obsolete or recoverable at less than the recorded value. Management performs regular reviews to assess the impact of changes in technology and design, sales trends and other changes on the carrying value of inventory. Where it is determined that such changes have occurred and will have a negative impact on the value of inventory on hand, appropriate provision are made.

If there is a subsequent increase in the value of inventory on hand, reversals of previous write-downs to net realizable value are made. Unforeseen changes in these factors could result in additional inventory provisions, or reversals of previous provisions, being required.

(e)	Employee future benefits:

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that have terms to maturity approximating the terms of the related pension liability. Determination of benefit expense requires assumptions such as the discount rate to measure obligations, expected plan investment performance, expected healthcare cost trend rate, and retirement ages of employees. Actual results will differ from the recorded amounts based on these estimates and assumptions.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes:

The following is an overview of accounting standard changes that the Corporation will be required to adopt in future years. The Corporation expects to adopt these standards as at their effective dates and will continue to evaluate the impact of these standards on the consolidated financial statements.

(a)	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

On January 23, 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements (the “2020 amendments”), to clarify the classification of liabilities as current or non-current. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1) (the “2022 amendments”), to improve the information a company provides about long-term debt with covenants.

For the purposes of non-current classification, the 2020 amendments and the 2022 amendments (collectively “the amendments”) removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period.

The amendments reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which a company must comply after the reporting date do not affect a liability’s classification at that date. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that:

•	settlement of a liability includes transferring a company’s own equity instruments to the counterparty, and
•	when classifying liabilities as current or non-current a company can ignore only those conversion options that are recognized as equity.

The amendments are effective for annual periods beginning on or after January 1, 2024. Early adoption is permitted. A company that applies the 2020 amendments early is required to also apply the 2022 amendments. The extent of the impact of adoption of the Amendments to IAS 1 has not yet been determined.

(b)	Definition of Accounting Estimates (Amendments to IAS 8)

On February 12, 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8).

The amendments introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of Amendments to IAS 8 is not expected to have a material impact on the Corporation’s financial statements.

(c)	Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

On February 12, 2021, the IASB issued Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements).

The amendments help companies provide useful accounting policy disclosures. The key amendments include:

•	requiring companies to disclose their material accounting policies rather than their significant accounting policies;
•	clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and
•	clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

6.	Recent accounting pronouncements and future accounting policy changes (cont’d):
(c)	Disclosure Initiative – Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2) (cont’d)

The amendments are effective for annual periods beginning on or after January 1, 2023. Early adoption is permitted. The extent of the impact of adoption of the amendments to IAS 1 and IFRS Practice Statement 2 is not expected to have a material impact on the Corporation’s financial statements.

7.	Acquisition:

On November 11, 2021, the Corporation acquired Ballard Motive Solutions (formerly Arcola Energy Limited), a UK-based systems engineering company specializing in hydrogen fuel cell systems and powertrain integration. The Corporation acquired 100% of Arcola for total consideration of up to $40,000,000, consisting of up-front net cash consideration of $7,157,000, and including 337,353 shares of the Corporation with an acquisition date fair value of approximately $4,851,000 (112,451 shares issued as of December 31, 2022 ) that vest over a two year period from the acquisition date, and $26,258,000 in earn-out cash contingent consideration ($14,900,000 paid as of December 31, 2022) based on the achievement of certain performance milestones over an up to three year period from the acquisition date.

The Corporation completed detailed valuation studies and prepared the purchase price allocation for Ballard Motive Solutions using the acquisition method of accounting in accordance with IFRS 3 Business Combinations, with the Corporation considered as the accounting acquirer and Ballard Motive Solutions as the accounting acquiree. As the accounting acquirer, consideration given by the Corporation to acquire Ballard Motive Solutions had been allocated to the assets acquired, and the liabilities assumed, based on their fair values as of the acquisition date of November 11, 2021.

As consideration for the transaction: (i) the Corporation paid cash and assumed and paid certain of Ballard Motive Solutions’ debt obligations and transaction costs on closing of $7,477,000; (ii) will issue 337,353 shares of the Corporation in three future tranches (first tranche of 112,451 shares issued as of December 31, 2022) at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000; (iii) will make future cash payments of up to $27,000,000 ($14,900,000 paid as of December 31, 2022) based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments using a credit adjusted risk-free rate observed for bonds of a similar duration, or $26,258,000; and (iv) an actual working capital adjustment of $611,000, for total purchase consideration of $39,197,000. In accordance with IFRS 3, the fair value of the 337,353 shares has been measured for accounting purposes using the $18.30 5-day weighted average price of the Corporation’s shares immediately preceding the acquisition date.

The fair value of purchase consideration was as follows:

Cash and debt paid on closing	$7,477
Deferred share consideration	4,851
Contingent cash consideration	26,258
Working capital adjustment	611
Total Fair Value of Purchase Consideration	$39,197

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.	Acquisition (cont’d):

In accordance with IFRS 3, the identifiable assets acquired and liabilities assumed as part of a business combination are recognized separately from goodwill at the acquisition date if they meet the definition of an asset or liability and are exchanged as part of the business combination. The identifiable assets acquired and liabilities assumed are then measured at their acquisition date fair values based on the contractual terms, economic conditions, the Corporation’s operating and accounting policies and other pertinent conditions as of the acquisition date. The fair value review of Ballard Motive Solutions’ assets and liabilities commenced with a review of the carrying amount of each respective asset and liability. The carrying amounts of all assets and liabilities were subject to due diligence procedures and included confirmation of existence and a review of potential impairment of all significant assets and a review for completeness of all liabilities. Each asset and liability was then reviewed and measured for potential fair value adjustments from carrying cost to arrive at the fair value of each asset and liability as of the acquisition date of November 11, 2021.

The fair values of assets acquired and liabilities assumed are as follows:

Cash and cash equivalents	$320
Trade and other receivables	3,112
Property, plant & equipment	190
Intangible assets	17,279
Goodwill	23,991
Accounts payable and accrued liabilities	(1,817)
Deferred income tax liability	(3,878)
Fair Value of Assets Acquired and Liabilities Assumed	$39,197

The fair value of each of the acquired identifiable assets and liabilities assumed was determined as follows:

•	The fair value of certain of the acquired working capital balances including trade and other receivables, and accounts payable and accrued liabilities, had been assessed at their respective carrying amounts on November 11, 2021, which was considered to approximately equate to fair value as a result of the short-term to maturity of each of these accounts.
•	Acquired property, plant and equipment consist primarily of specialized manufacturing and research and development equipment, as well as miscellaneous other items, all physically located in Ballard Motive Solutions’ operating facilities in the UK. As there was no market-based evidence of fair value for these specialized assets that are rarely sold other than as part of a continuing business, fair value was estimated using a depreciated replacement cost approach in accordance with IAS 16 Property Plant and Equipment. A depreciated replacement cost approach considers how much it would cost to reproduce an asset after adjusting for depreciation and optimization. The adjustment for depreciation takes into account the age of the asset in relation to its useful life and its residual value. The fair value of property, plant and equipment was considered to approximately equate to its carrying amount.
•	Acquired identified intangible assets consisted of technology (patents, know-how and in-process research and development), customer contracts and relationships, and non-compete arrangement. The Corporation concluded that each of the identified intangible assets met the definition of an identified intangible asset (or non-monetary asset without physical substance) under IAS 38 Intangible Assets as the acquired IP met the definition of an asset and was identifiable. The fair value of all identified intangible assets included a fair value adjustment of $17,279,000 from their original carrying amounts.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.	Acquisition (cont’d):

Identified intangible assets of $17,279,000 consisted of the following and are being amortized based on the following useful lives:

	Useful life in yrs
Technology (patents, know-how and in-process research & development)	$15,976	12
Customer contracts and relationships	1,048	7
Non-compete arrangement	255	3
Fair Value of Identified Intangible Assets	$17,279

The fair value of acquired identified intangible assets were calculated with the assistance of an independent valuator and were determined through a variety of valuation techniques.

•	The fair value of the acquired technology including patents, know-how and in-process research & development totaling $15,976,000 had been calculated using the Multi-Period Excess Earnings Method (“MPEEM”) approach which is a variant of the Income Approach. The basic principle of the MPEEM Approach is that a single asset, in isolation, is not capable of generating cash flow for an enterprise. Several assets are brought together and exploited to generate cash flow. Therefore, to determine cash flow from the exploitation of existing technology, one must deduct the related expenses incurred for the exploitation of other assets used for the generation of overall cash flow and revenues. The fair value of existing technology was estimated by discounting the net cash flow derived from the expected revenues attributable to the acquired technology.
•	The fair value of the acquired customer contracts and relationships totaling $1,048,000 had also been calculated using the MPEEM approach. The fair value of existing customer contracts/relationships was estimated by discounting the net cash flow derived from the expected revenues attributable to the acquired customer contracts and relationships.
•	The fair value of the acquired non-compete covenants of $255,000 were calculated using the Income Approach whereby the fair value of the non-compete covenants was estimated by calculating the expected decrease or loss in forecasted cash flows if the employees compete with the target’s business without the non-compete covenants.
•	The fair value of the deferred income tax liability of $3,878,000 represented the excess of the accounting basis of the acquired intangible assets of $17,279,000 over their tax basis of $1,768,000 at the current UK tax rate of 25.0%.

The remaining unallocated $23,991,000 of the total purchase price consideration of $39,197,000 had been ascribed as goodwill, which is not deductible for tax purposes. The goodwill of $23,991,000 resulting from the acquisition consists largely of the expectation that the acquisition will complement the Corporation’s Fuel Cell Products and Services growth platform by delivering strategic benefits in diversification, growth, scale, and profitability.

The amount of revenue and net loss attributable to Ballard Motive Solutions included in the consolidated statement of loss from the acquisition date of November 11, 2021 through the period ended December 31, 2021 was $138,000 and ($1,114,000), respectively.

The following table presents the unaudited pro forma results of Ballard Motive Solutions for the year ended December 31, 2021. The pro forma financial information is presented for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2021. The pro forma financial information presented includes: amortization charges for acquired tangible and intangible assets based on the values assigned in the purchase price allocation; and income tax recovery on deferred income tax liability arising from the purchase price allocation.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

7.	Acquisition (cont'd):
Proforma Information	December 31, 2021
Revenue	4,243
Loss from operations	(7,336)
Net loss	(5,966)

Acquisition costs of $463,000 (2021 - $1,170,000) were incurred a result of this transaction, and are recognized in other operating expense.

Subsequent to the acquisition, the Corporation re-evaluated the business model of Ballard Motive Solutions and made certain restructuring changes to its operations.

As a result of the post-acquisition restructuring of Ballard Motive Solutions' operations during the year ended December 31, 2022, the Corporation recognized a net charge to restructuring costs of $4,835,000 (note 25) consisting primarily of contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries; recovery on settlement of contingent consideration of $9,891,000 (note 28) related to the cancellation of certain contingent and outstanding cash milestones no longer payable; and intangible asset impairment of $13,017,000 (note 27) consisting of a write-down of acquired technology, customer contracts, and non-compete intangible assets to their estimated fair value of $2,500,000.

8.	Discontinued operations:

On October 14, 2020, the Corporation completed an agreement to sell certain remaining business assets of its subsidiary, Ballard Unmanned Systems, which has been classified and accounted for as a discontinued operation. The historic operating results of this business for 2021 have been removed from continued operating results and are instead presented separately in the statements of loss and comprehensive income (loss) as net income from discontinued operations.

9.	Trade and other receivables:
	December 31, 2022	December 31, 2021
Trade accounts receivable	$25,812	$19,423
Other receivables	10,103	6,586
Contract assets	12,781	20,386
	$48,696	$46,395

Contract assets

Contract assets primarily relate to the Corporation's rights to consideration for work completed but not billed as at December 31, 2022 for engineering services and technology transfer services.

Contract assets	December 31, 2022
At January 1, 2022	$20,386
Additions to contract assets	13,306
Invoiced during the year	(20,911)
At December 31, 2022	$12,781

Information about the Corporation's exposure to credit and market risks, and impairment losses for trade receivables and contract assets is included in note 33.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

10.	Inventories:
	December 31, 2022	December 31, 2021
Raw materials and consumables	$29,016	$22,395
Work-in-progress	17,171	19,795
Finished goods	8,502	5,350
Service inventory	3,361	3,978
	$58,050	$51,518

In 2022, the amount of raw materials and consumables, finished goods and work-in-progress recognized as cost of product and service revenues amounted to $68,870,000 (2021 - $60,803,000).

In 2022, the write-down of inventories to net realizable value amounted to $5,762,000 (2021 - $1,246,000) and the reversal of previously recorded write-downs amounted to $589,000 (2021 - $136,000), resulting in a net write-down of $5,173,000 (2021 - $1,110,000). Write-downs and reversals are included in either cost of product and service revenues, or research and product development expense, depending on the nature of inventory.

11.	Property, plant and equipment:
	December 31, 2022	December 31, 2021
Property, plant and equipment owned	$70,344	$43,855
Right-of-use assets	12,017	12,206
	$82,361	$56,061

Property, plant and equipment owned:

Net carrying amounts	December 31, 2022	December 31, 2021
Computer equipment	$1,207	$1,599
Furniture and fixtures	1,323	762
Leasehold improvements	1,550	1,518
Production and test equipment	66,264	39,976
	$70,344	$43,855
Cost	December 31, 2021	Additions	Impairment	Transfers	Effect of movements in exchange rates	December 31, 2022
Computer equipment	$6,852	$181	$—	$(290)	$(2)	$6,741
Furniture and fixtures	1,914	700	—	(208)	—	2,406
Leasehold improvements	9,450	388	—	(185)	(3)	9,650
Production and test equipment	77,644	32,663	(7)	(1,109)	11	109,202
	$95,860	$33,932	$(7)	$(1,792)	$6	$127,999

During the year ended December 31, 2022, an impairment loss of $7,000 (2021 - $263,000) was recorded for production and test equipment that was never placed in service and was determined not required to support the Corporation's future manufacturing or testing capabilities.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.	Property, plant and equipment (cont'd):

Property, plant and equipment owned (cont'd):

Accumulated depreciation	December 31, 2021	Depreciation	Transfers	Effect of movements in exchange rates	December 31, 2022
Computer equipment	$5,253	$574	$(290)	$(3)	$5,534
Furniture and fixtures	1,152	139	(208)	—	1,083
Leasehold improvements	7,932	353	(185)	—	8,100
Production and test equipment	37,668	6,368	(1,109)	11	42,938
	$52,005	$7,434	$(1,792)	$8	$57,655
Cost	December 31, 2020	Additions	Additions through Acquisition	Impairment	Transfers	Effect of movements in exchange rates	December 31, 2021
Computer equipment	$6,635	$442	$—	$—	$(225)	$—	$6,852
Furniture and fixtures	1,754	164	—	—	(4)	—	1,914
Leasehold improvements	9,196	274	—	—	(18)	(2)	9,450
Production and test equipment	66,392	12,278	16	(263)	(775)	(4)	77,644
	$83,977	$13,158	$16	$(263)	$(1,022)	$(6)	$95,860

During 2021, additions through acquisition of property, plant and equipment related to the acquisition of Ballard Motive Solutions on November 11, 2021.

Accumulated depreciation	December 31, 2020	Depreciation	Transfers	Effect of movements in exchange rates	December 31, 2021
Computer equipment	$4,789	$654	$(175)	$(15)	$5,253
Furniture and fixtures	1,097	63	(4)	(4)	1,152
Leasehold improvements	7,638	331	(18)	(19)	7,932
Production and test equipment	33,893	4,607	(825)	(7)	37,668
	$47,417	$5,655	$(1,022)	$(45)	$52,005

Right-of-use assets:

The Corporation leases certain assets under lease agreements, comprising primarily of leases of land and buildings, office equipment and vehicles (note 19).

Net carrying amounts	December 31, 2022	December 31, 2021
Property	$11,487	$11,837
Equipment	116	139
Vehicle	414	230
	$12,017	$12,206

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

11.	Property, plant and equipment (cont'd):

Right-of-use assets (cont'd):

Cost	December 31, 2021	Additions	De- recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$26,427	$2,746	$—	$(341)	$12	$28,844
Equipment	175	13	—	—	—	188
Vehicle	372	290	(25)	—	—	637
	$26,974	$3,049	$(25)	$(341)	$12	$29,669
Accumulated depreciation	December 31, 2021	Depreciation	De- recognition	Transfer	Effect of movements in exchange rates	December 31, 2022
Property	$14,590	$3,108	$—	$(341)	$—	$17,357
Equipment	36	36	—	—	—	72
Vehicle	142	87	(6)	—	—	223
	$14,768	$3,231	$(6)	$(341)	$—	$17,652
Cost	December 31, 2020	Additions	Additions through acquisition	Transfer	Effect of movements in exchange rates	December 31, 2021
Property	$24,665	$1,967	$—	$(137)	$(68)	$26,427
Equipment	149	46	—	(22)	2	175
Vehicle	208	—	174	—	(10)	372
	$25,022	$2,013	$174	$(159)	$(76)	$26,974

During 2021, additions through acquisition of right-of-use assets related to the acquisition of Ballard Motive Solutions on November 11, 2021.

Accumulated depreciation	December 31, 2020	Depreciation	Transfer	Effect of movements in exchange rates	December 31, 2021
Property	$12,128	$2,633	$(137)	$(34)	$14,590
Equipment	28	28	(22)	2	36
Vehicle	92	54	—	(4)	142
	$12,248	$2,715	$(159)	$(36)	$14,768
12.	Intangible assets:
	December 31, 2022	December 31, 2021
Intellectual property acquired from UTC	$—	$74
ERP management reporting software system	2,714	3,631
Intellectual property acquired from Ballard Motive Solutions (notes 7 and 27)	2,500	17,083
	$5,214	$20,788

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

12.	Intangible assets (cont'd):
	Cost	Accumulated amortization	Net carrying amount
At January 1, 2021	$59,855	$56,091	$3,764
Acquisition of intangible assets	17,279	—	17,279
Additions to intangible assets	1,543	—	1,543
Amortization expense	—	1,798	(1,798)
At December 31, 2021	78,677	57,889	20,788
Additions to intangible assets	550	—	550
Amortization expense	—	3,107	(3,107)
Impairment on intangible assets (note 27)	—	13,017	(13,017)
At December 31, 2022	$79,227	$74,013	$5,214

Acquisition of intangible assets of $17,279,000 in 2021 related to the acquisition of Ballard Motive Solutions. During the year ended December 31, 2022, impairment charges of $13,017,000 were recognized primarily as a result of the post-acquisition restructuring of operations at Ballard Motive Solutions (notes 7 and 27).

Additions to intangible assets in 2022 of $550,000 (2021 - $1,543,000) consist primarily of costs to enhance the capabilities of the ERP management reporting software system.

Amortization expense on intangible assets is allocated to research and product development expense or general and administration expense depending upon the nature of the underlying assets. During the year ended December 31, 2022, amortization of $3,107,000 (2021 - $1,798,000) was recorded.

13.	Goodwill:

For the purpose of impairment testing, goodwill is allocated to the Corporation's cash-generating units which represent the lowest level within the Corporation at which the goodwill is monitored for internal management purposes, which is not higher than the Corporation's operating segments (note 32).

As of December 31, 2022, the aggregate carrying amount of the Corporation's goodwill is $64,268,000 (2021 - $64,268,000).

The impairment testing requires a comparison of the carrying value of the asset to the higher of (i) value in use; and (ii) fair value less costs to sell. Value in use is defined as the present value of future cash flows expected to be derived from the asset in its current state.

The Corporation's fair value less costs to sell test is a modified market capitalization assessment, whereby the fair value of the Fuel Cell Products and Services segment is determined by first calculating the value of the Corporation at December 31, 2022 based on the average closing share price in the month of December, adding a reasonable estimated control premium to determine the Corporation's enterprise value on a controlling basis after adjusting for excess cash balances, deducting the fair value of long-term financial investments, and then deducting the estimated costs to sell to arrive at the fair value of the Fuel Cell Products and Services segment. Based on the fair value less costs to sell test, the Corporation has determined that the fair value of the Fuel Cell Products and Services segment exceeds its carrying value as of December 31, 2022, indicating that no goodwill impairment charge is required for 2022 ($nil in 2021).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.	Investments:
	December 31, 2022	December 31, 2021
Investment in Weichai Ballard JV (note 4)	$24,026	$28,982
Investment in Synergy Ballard JVCo (note 4)	—	—
Investment in Forsee Power	18,470	33,335
Investment in Wisdom Motor	10,000	—
Investment in Quantron AG	5,333	—
Investment in HyCap Fund I SCSp	7,963	7,636
Investment in CleanH2 Fund	565	339
	$66,357	$70,292

For the year ended December 31, 2022, the Corporation recorded $11,617,000 (2021 - $16,140,000) in equity loss of investment in JV and associates, consisting of equity loss in Weichai Ballard JV of $11,599,000 (2021 - $16,084,000) and equity loss in Synergy Ballard JVCo of $18,000 (2021 - $56,000).

Investment in Weichai Ballard JV

Investment in Weichai Ballard JV	December 31, 2022	December 31, 2021
Beginning balance	$28,982	$27,561
Capital contribution to JV	9,272	12,351
Recognition of 49% profit on inventory not yet sold to third party, net	549	3,909
Equity in loss	(11,599)	(16,084)
Cumulative translation adjustment due to foreign exchange	(3,178)	1,245
Ending balance	$24,026	$28,982

Weichai Ballard JV is an associate in which the Corporation has significant influence and a 49% ownership interest. During the year ended December 31, 2022, the Corporation made committed capital contributions of $9,272,000 (RMB 62,475,000 equivalent) (2021 - $12,351,000 (RMB 79,625,000 equivalent)) to Weichai Ballard JV. At December 31, 2022, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV.

The following tables summarize the financial information of Weichai Ballard JV as included in its own financial statements as of December 31, 2022, adjusted for foreign exchange differences, the application of the Corporation's accounting policies, and the Corporation's incorporation costs.

	December 31, 2022	December 31, 2021
Percentage ownership interest (49%)
Current assets	$80,088	$104,907
Non-current assets	2,618	2,339
Current liabilities	(23,460)	(36,385)
Non-current liabilities	(2,314)	(2,861)
Net assets (100%)	56,932	68,000
Corporation's share of net assets (49%)	27,895	33,320
Incorporation costs	324	324
Elimination of unrealized profit on downstream sales, net of sale to third party	(4,193)	(4,662)
Carrying amount of investment in Weichai Ballard JV	$24,026	$28,982

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.	Investments:

Investment in Weichai Ballard JV (cont'd)

	December 31, 2022	December 31, 2021
Revenue (100%)	$6,476	$38,260
Net loss (100%)	23,672	32,825
Corporation's share of net loss (49%)	$11,599	$16,084

Investment in Synergy Ballard JVCo

Investment in Synergy Ballard JVCo	December 31, 2022	December 31, 2021
Beginning balance	$—	$—
Recognition of 10% profit on inventory sold to third party, net	18	56
Equity in loss	(18)	(56)
Ending balance	$—	$—

Synergy Ballard JVCo is an associate in which the Corporation has significant influence and a 10% ownership interest. During the year ended December 31, 2022, the Corporation made committed capital contributions of $nil (2021 - $nil) to Synergy Ballard JVCo.

Other Long-term Investments

In addition to the above equity-accounted investments, the Corporation has also acquired ownership interest in various other investments.

Net carrying value	December 31, 2021	Contributions	Change in Fair Value	December 31, 2022
Long-term investment - Forsee Power	$33,335	$—	$(14,865)	$18,470
Long-term investment - Wisdom Motor	—	10,000	—	10,000
Long-term investment - Quantron AG	—	5,183	150	5,333
Long-term investment - HyCap Fund	7,636	1,924	(1,597)	7,963
Long-term investment - Clean H2 Fund	339	806	(580)	565
	$41,310	$17,913	$(16,892)	$42,331
Net carrying value	December 31, 2020	Contributions	Change in Fair Value	December 31, 2021
Long-term investment - Forsee Power	$—	$43,809	$(10,474)	$33,335
Long-term investment - HyCap Fund	—	7,610	26	7,636
Long-term investment - Clean H2 Fund	—	338	1	339
	$—	$51,757	$(10,447)	$41,310

During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments for long - term investments totalling $16,877,000 (2021 -$9,025,000) were comprised of decreases in long-term investments of $16,892,000 (2021 - $10,447,000) offset by increases in short-term investments of $15,000 (2021 -$1,422,000) and were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.	Investments (cont'd):

Investment in Forsee Power

In October 2021, the Corporation acquired a non-controlling 9.77% equity interest in Forsee Power SA ("Forsee Power"), a French company specializing in the design, development, manufacture, commercialization, and financing of smart battery systems for sustainable electric transport.

During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(14,865,000) (2021 - $(10,474,000)) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Forsee Power of $18,470,000 as of December 31, 2022 (2021 - $33,335,000).

Investment in Wisdom Motor

In June 2022, the Corporation invested $10,000,000 and acquired a non-controlling 7.169% interest in Wisdom Group Holdings Ltd. ("Wisdom Motor"), a Cayman Island holding company with operating subsidiaries whose business includes the design and manufacture of vehicles, including zero emission fuel cell electric buses, trucks, and battery-electric vehicles.

During the year ended December 31, 2022, changes in fair value totalling $nil were recognized in the consolidated statements of loss and comprehensive income (loss), resulting in net fair value investment in Wisdom Motor of $10,000,000 as of December 31, 2022.

Investment in Quantron AG

In September 2022, the Corporation invested €5,000,000 and acquired a non-controlling 1.89% in Quantron AG, a global electric vehicle integrator and an emerging specialty OEM, to accelerate fuel cell truck adoption.

During the year ended December 31, 2022, changes in foreign exchange adjustments totalling $150,000 were recognized as an unrealized gain in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Quantron AG of $5,333,000 as of December 31, 2022.

Investment in Hydrogen Funds

The Corporation has invested in two hydrogen infrastructure and growth equity funds.

HyCap Fund

In August 2021, the Corporation invested in HyCap Fund I SCSp (“HyCap”), a special limited partnership registered in Luxembourg. During the year ended December 31, 2022, the Corporation made additional contributions of £1,550,000 ($1,924,000) (2021 - £5,665,000 ($7,610,000)) for total contributions of £7,215,000 ($9,534,000).

During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(1,597,000) (2021 - $26,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income( loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in HyCap of $7,963,000 as of December 31, 2022 (2021 - $7,636,000).

Clean H2 Infrastructure Fund

In December 2021, the Corporation invested in Clean H2 Infrastructure Fund I ("Clean H2"), a special limited partnership registered in France. During the year ended December 31, 2022, the Corporation made additional contributions of €696,000 ($806,000) (2021 - €300,000 ($338,000)) for total contributions of €996,000 ($1,144,000).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

14.	Investments (cont'd):

Investment in Hydrogen Funds (cont'd)

Clean H2 Infrastructure Fund (cont'd)

During the year ended December 31, 2022, changes in fair value and foreign exchange adjustments totalling $(580,000) (2021 - $1,000) were recognized as an unrealized loss in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (notes 26 and 33), resulting in net fair value investment in Clean H2 of $565,000 as of December 31, 2022 (2021 - $339,000).

15.	Bank facilities:

The Corporation has the following bank facilities available to it.

Letter of Guarantee Facility

The Corporation has a Letter of Guarantee Facility (“LG Facility”), enabling the bank to issue letters of guarantees, standby letters of credit, performance bonds, counter guarantees, counter standby letters of credit or similar credits on the Corporation's behalf from time to time up to a maximum of $2,000,000.

At December 31, 2022, $nil (2021 - $nil) was outstanding on the LG Facility.

Foreign Exchange Facility

The Corporation also has a $25,000,000 Foreign Exchange Facility (“FX Facility”) that enables the Corporation to enter into foreign exchange currency contracts (at face value amounts in excess of the FX facility) secured by a guarantee from Export Development Canada.

At December 31, 2022, the Corporation had outstanding foreign exchange currency contracts to purchase a total of CDN $38,000,000 (2021 – CDN $26,500,000) at an average rate of 1.31 CDN per U.S. dollar, resulting in an unrealized loss of CDN $1,201,000 at December 31, 2022 (2021 – $33,000). The unrealized loss on forward foreign exchange contracts is presented in prepaid expenses and other current assets on the statement of financial position.

16.	Trade and other payables:
	December 31, 2022	December 31, 2021
Trade accounts payable	$20,440	$13,689
Compensation payable	13,248	15,830
Other liabilities	6,059	9,130
Taxes payable	586	906
	$40,333	$39,555
17.	Deferred revenue:

Deferred revenue (i.e. contract liabilities) represents cash received from customers in excess of revenue recognized on uncompleted contracts.

Deferred revenue	December 31, 2022	December 31, 2021
Beginning Balance	$12,109	$9,888
Additions to deferred revenue	21,650	23,618
Revenue recognized during the year	(25,729)	(21,397)
Ending Balance	$8,030	$12,109

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Provisions and other liabilities:
Balance	Restructuring provision	Warranty provision	Onerous contracts	Contingent consideration	Legal provision	Other liabilities	Total
At January 1, 2021	$10	$9,625	$—	$—	$—	$1,764	$11,399
Provisions made during year	131	4,102	300	26,258	—	109	30,900
Provisions used/paid during year	(136)	(3,894)	—	—	—	—	(4,030)
Provisions reversed/expired during year	—	(1,112)	—	—	—	—	(1,112)
Effect of movements in exchange rates	—	(9)	—	—	—	4	(5)
At December 31, 2021	5	8,712	300	26,258	—	1,877	37,152
Opening retained earnings
adjustment (note 3)	—	—	1,200	—	—	—	1,200
Provisions made during year	455	5,851	2,900	—	2,968	45	12,219
Provisions used/paid during year	(320)	(2,391)	—	(14,900)	—	—	(17,611)
Provisions reversed/expired during year	—	(860)	—	(9,280)	—	—	(10,140)
Effect of movements in exchange rates	(3)	15	—	—	—	(117)	(105)
At December 31, 2022	$137	$11,327	$4,400	$2,078	$2,968	$1,805	$22,715

At December 31, 2021
Current	$5	$8,712	$300	$19,240	$—	$—	$28,257
Non-current	—	—	—	7,018	—	1,877	8,895
	$5	$8,712	$300	$26,258	$—	$1,877	$37,152

At December 31, 2022
Current	$137	$11,327	$4,400	$2,078	$2,968	$—	$20,910
Non-current	—	—	—	—	—	1,805	1,805
	$137	$11,327	$4,400	$2,078	$2,968	$1,805	$22,715

Restructuring provision

Restructuring charges relate to minor restructurings focused on overhead cost reductions and relate primarily to employee termination benefits. Restructuring charges are recognized in other operating expense.

Warranty provision

The Corporation recorded warranty provisions of $5,851,000 (2021 - $4,102,000), comprised of $4,580,000 (2021 - $2,711,000) related to new product sales and $1,271,000 (2021 - $1,391,000) related to upward warranty adjustments. This was offset by warranty expenditures of $2,391,000 (2021 - $3,894,000) and downward warranty adjustments of $860,000 (2021 - $1,112,000), due primarily to contractual expirations and changes in estimated and actual costs to repair. As of December 31, 2022, total warranty provision of $11,327,000 has been accrued in provisions and other current liabilities.

Onerous Contracts

On completion of a review of the Corporation's "open" contracts as of December 31, 2021, it was determined that on adoption of the Amendments to IAS 37 on January 1, 2022, additional onerous contract costs of $1,200,000 were recognized as an opening balance adjustment to accumulated deficit. As of December 31, 2022, total onerous contract costs of $4,400,000 have been accrued in provisions and other current liabilities.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

18.	Provisions and other liabilities (cont'd):

Onerous Contracts (cont'd)

The Corporation will continue to review open contracts on a quarterly basis to determine if any ongoing or new contracts become onerous, and if any of the underlying conditions or assumptions change which would require an adjustment to the accrued provision.

Contingent Consideration

As part of the acquisition of Ballard Motive Solutions in November 2021 (note 7), total consideration included earn-out cash consideration payable by the Corporation, based on the achievement of certain performance milestones over a three year period from the acquisition date. These future cash payments of up to $27,000,000 are contingently based on the successful attainment of numerous milestone objectives over a three-year period discounted for the estimated probability of successful occurrence and for the timing delay in receiving the cash payments, or $26,258,000. As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK, there was a change in estimate in the fair value of contingent consideration due to changes in expectation of achieving milestones. During the year ended December 31, 2022, the Corporation recognized a recovery of expected contingent consideration no longer payable of $9,891,000, consisting of the cancellation of certain milestones. The contingent consideration provision now comprises the last remaining milestone at its estimated value of $2,078,000.

During the year ended December 31, 2022, cash payments of $14,900,000 were made by the Corporation upon successful achievement of certain performance milestones.

Legal provision

As part of the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK (note 7), the Corporation recorded a legal provision for various contract exit and modification costs, grant adjustment charges, and legal and advisory costs, net of expected recoveries. As at December 31, 2022, costs totalling $2,968,000 were accrued in other operating expense (note 25).

Other liabilities: Decommissioning liabilities

A provision for decommissioning liabilities has been recorded for the Corporation's head office building in Burnaby, British Columbia and is related to estimated site restoration obligations at the end of the lease term. The Corporation has made certain modifications to the leased building to facilitate the manufacturing and testing of its fuel cell products. Consequently, the site restoration obligations relate primarily to dismantling and removing various manufacturing and test equipment and restoring the infrastructure of the leased building to its original state of when the lease was entered into.

Due to the long-term nature of the liability, the most significant uncertainty in estimating the provision is the costs that will be incurred. The Corporation has determined a range of reasonably possible outcomes of the total costs for the head office building. In determining the fair value of the decommissioning liabilities, the estimated future cash flows have been discounted at 3.41% per annum (2021 – 1.25%).

The Corporation performed an assessment of the estimated cash flows required to settle the obligations for the building as of December 31, 2022. Based on the assessment, an increase of $nil in the provision (2021 - $65,000) was recorded against decommissioning liabilities, in addition to accretion costs of $44,000 (2021 - $44,000) and offset by the effect of movements in exchange rates of $(117,000) (2021 - $4,000).

Other liabilities: Decommissioning liabilities (cont'd)

The net discounted amount of estimated cash flows required to settle the obligation for the building is $1,805,000 (2021 - $1,877,000) which is expected to be settled at the end of the lease term in 2025.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

19.	Lease liability:

The Corporation leases certain assets under lease agreements. The lease liability consists primarily of leases of land and buildings, office equipment and vehicles. The leases have interest rates ranging from 2.95% to 8.28% per annum and expire between January 2023 and June 2032.

	December 31,	December 31,
	2022	2021
Property	$3,743	$3,117
Equipment	39	38
Vehicle	113	83
Lease Liability, Current	$3,895	$3,238

Property	$11,505	$13,647
Equipment	73	105
Vehicle	258	130
Lease Liability, Non-current	$11,836	$13,882

Lease Liability	$15,731	$17,120

The Corporation is committed to minimum lease payments as follows:

Maturity Analysis	December 31, 2022
Less than one year	$4,854
Between one and five years	12,794
More than five years	548
Total undiscounted lease liabilities	$18,196

During the year ended December 31, 2022, the Corporation made principal payments on its lease liabilities of $3,322,000 (2021 - $2,798,000).

Deferred gains were also recorded on closing of the finance lease agreement and are amortized over the lease term. At December 31, 2022, the outstanding deferred gain was $902,000 (2021 – $1,318,000).

20.	Employee future benefits:
	December 31,	December 31,
	2022	2021
Net defined benefit pension plan liability	$348	$1,814
Net other post-retirement benefit plan liability	107	80
Employee future benefits	$455	$1,894

The Corporation maintains a defined benefit pension plan covering existing and former employees in the United States. The benefits under the pension plan are based on years of service and salary levels accrued as of December 31, 2009. In 2009, amendments were made to the defined benefit pension plan to freeze benefits accruing to employees at their respective years of service and salary levels obtained as of December 31, 2009.

Certain employees in the United States are also eligible for post-retirement healthcare, life insurance, and other benefits.

The Corporation accrues the present value of its obligations under employee future benefit plans and related costs, net of the present value of plan assets.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Employee future benefits (cont'd):

The measurement date used to determine pension and other post-retirement benefit obligations and expense is December 31 of each year. The most recent actuarial valuation of the employee future benefit plans for funding purposes was as of January 1, 2022. The next actuarial valuation of the employee future benefit plans for funding purposes is expected to be performed as of January 1, 2023.

The Corporation expects contributions of $nil to be paid to its defined benefit plans in 2023.

The following tables reconcile the opening balances to the closing balances for the net defined benefit liability and its components for the two plans. The expense recognized in profit or loss is recorded in finance loss and other (note 26).

	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Defined benefit pension plan	2022	2021	2022	2021	2022	2021
Balance at January 1	$19,187	$20,203	$(17,373)	$(16,347)	$1,814	$3,856
Included in profit or loss
Current service cost	30	37	—	—	30	37
Interest cost (income)	518	476	(468)	(383)	50	93
Benefits payable	—	—	—	—	—	—
	548	513	(468)	(383)	80	130
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	—	56	—	—	—	56
Financial assumptions	(4,547)	(986)	—	—	(4,547)	(986)
Experience adjustment	(91)	92	—	—	(91)	92
Return on plan assets excluding interest income	—	—	3,092	(1,334)	3,092	(1,334)
Plan expenses	(24)	(30)	24	30	—	—
	(4,662)	(868)	3,116	(1,304)	(1,546)	(2,172)
Other
Contributions paid by the employer	—	—	—	—	—	—
Benefits paid	(671)	(661)	671	661	—	—
	(671)	(661)	671	661	—	—
Balance at December 31	$14,402	$19,187	$(14,054)	$(17,373)	$348	$1,814

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Employee future benefits (cont'd):
	Defined benefit obligation		Fair value of plan assets		Net defined benefit liability
Other post-retirement benefit plan	2022	2021	2022	2021	2022	2021
Balance at January 1	$80	$85	$—	$—	$80	$85
Included in profit or loss
Interest cost (income)	2	1	—	—	2	1
	2	1	—	—	2	1
Included in other comprehensive income
Remeasurements loss (gain):
Actuarial loss (gain) arising from:
Demographic assumptions	—	—	—	—	—	—
Financial assumptions	(23)	(2)	—	—	(23)	(2)
Experience adjustment	55	4	—	—	55	4
	32	2	—	—	32	2
Other
Contributions paid by the employer	—	—	(7)	(8)	(7)	(8)
Benefits paid	(7)	(8)	7	8	—	—
	(7)	(8)	—	—	(7)	(8)
Balance at December 31	$107	$80	$—	$—	$107	$80
Included in other comprehensive income (loss)	December 31, 2022	December 31, 2021
Defined benefit pension plan actuarial gain	$1,546	$2,172
Other post-retirement benefit plan actuarial loss	(32)	(2)
	$1,514	$2,170
Pension plan assets comprise:
	2022	2021
Cash and cash equivalents	3%	3%
Equity securities	60%	60%
Debt securities	37%	37%
Total	100%	100%

The significant actuarial assumptions adopted in measuring the fair value of benefit obligations at December 31 were as follows:

2022			2021
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	5.00%	4.89%	2.76%	2.25%
Rate of compensation increase	n/a	n/a	n/a	n/a

The significant actuarial assumptions adopted in determining net expense for the years ended December 31 were as follows:

2022			2021
	Pension plan	Other benefit plan	Pension plan	Other benefit plan
Discount rate	2.76%	4.89%	2.40%	2.25%
Rate of compensation increase	n/a	n/a	n/a	n/a

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

20.	Employee future benefits (cont'd):

Impacts of assumed health care cost trend rates applicable to the other post-retirement benefit plan at December 31, 2022 including a one-percentage-point change in assumed health care cost trend rates would not have a material impact on the Corporation's financial statements.

21.	Equity:
Share-based compensation	December 31, 2022	December 31, 2021
Option Expense	$6,101	$6,093
DSU Expense	529	672
RSU Expense	2,778	2,904
Total share-based compensation	$9,408	$9,669
(a)	Share capital:

Upon acquisition of Ballard Motive Solutions in November 2021 (note 7), part of the total consideration of $39,917,000 included the issuance of 337,353 shares of the Corporation in three future tranches at a fair value of $18.30 per share discounted for the timing delay in receiving the shares using an Asian put option pricing model, or $4,851,000.

During the year ended December 31, 2022, the Corporation issued the first tranche of 112,451 common shares with a fair value of $1,782,000 as per the acquisition date, offset by miscellaneous deferred financing costs of $20,000.

On February 23, 2021, the Corporation completed a bought deal offering with a syndicate of financial institutions for 14,870,000 shares of the Corporation at $37.00 per share, resulting in gross offering proceeds of $550,190,000 and net offering proceeds of $527,291,000.

Shares Transacted	14,870,000
Average Share Price	$37.00
Gross offering proceeds	$550,190
Less: Underwriting expenses	(22,186)
Less: Other financing expenses	(713)
Net offering proceeds	$527,291

During March 2021, the Corporation filed a short form base Shelf Prospectus, which provides the flexibility to make offerings of securities up to an aggregate initial offering price of $1,500,000,000 during the effective period of the Prospectus, until April 2023.

At December 31, 2022, 298,394,203 (2021 - 297,700,295) common shares were issued and outstanding.

(b)	Share options:

The Corporation has options outstanding under a consolidated share option plan. All directors, officers and employees of the Corporation, and its subsidiaries, are eligible to participate in the share option plans although as a matter of policy, options are currently not issued to directors. Option exercise prices are denominated in either Canadian or U.S. dollars, depending on the residency of the recipient. Canadian dollar denominated options have been converted to U.S. dollars using the year-end exchange rate for presentation purposes.

All options have a term of seven years from the date of grant unless otherwise determined by the board of directors. One-third of the options vest and may be exercised, at the beginning of each of the second, third, and fourth years after granting.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.	Equity (cont’d):
(b)	Share options (cont’d):

As at December 31, options outstanding from the consolidated share option plan were as follows:

Balance	Options for common shares	Weighted average exercise price
At January 1, 2021	4,149,639	$7.07
Options granted	540,116	21.12
Options exercised	(549,281)	4.33
Options forfeited	(98,907)	10.09
Options expired	—	—
At December 31, 2021	4,041,567	8.70
Options granted	1,263,685	8.97
Options exercised	(304,635)	2.87
Options forfeited	(184,496)	12.75
Options expired	(8,501)	2.20
At December 31, 2022	4,807,620	$9.00

The following table summarizes information about the Corporation’s share options outstanding as at December 31, 2022:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$1.33 - $3.06	1,174,815	2.6	$2.69	1,174,815	$2.69
$3.56 - $5.50	484,493	3.3	4.04	389,085	3.68
$6.92 - $10.64	2,226,069	5.2	9.87	721,156	10.51
$12.63 - $26.13	922,243	5.1	17.53	455,966	16.66
	4,807,620	4.3	$9.00	2,741,022	$7.21

During 2022, compensation expense of $6,101,000 (2021 – $6,093,000) was recorded in net loss based on the grant date fair value of the awards recognized over the vesting period.

During 2022, 304,635 options were exercised for an equal amount of common shares for proceeds of $916,000. During 2021, 549,281 options were exercised for an equal amount of common shares for proceeds of $2,415,000.

During 2022, options to purchase 1,263,685 common shares were granted with a weighted average fair value of $4.92 (2021 – 540,116 options and $10.76 fair value). The granted options vest annually over three years.

The fair values of the options granted were determined using the Black-Scholes valuation model under the following weighted average assumptions:

	2022	2021
Expected life	4 years	4 years
Expected dividends	Nil	Nil
Expected volatility	69%	67%
Risk-free interest rate	2%	1%

As at December 31, 2022, options to purchase 4,807,620 common shares were outstanding (2021 – 4,041,567).

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.	Equity (cont’d):
(c)	Share distribution plan:

The Corporation has a consolidated share distribution plan that permits the issuance of common shares for no cash consideration to employees of the Corporation to recognize their past contribution and to encourage future contribution to the Corporation. At December 31, 2022, there were 18,844,127 (2021 – 19,540,514) shares available to be issued under this plan.

During 2021 and 2022, no shares were issued under this plan and therefore no compensation expense was recorded against profit or loss.

(d)	Deferred share units:

Deferred share units (“DSUs”) are granted to the board of directors and executives. Eligible directors must elect to receive at least half of their annual retainers and executives may elect to receive all or part of their annual bonuses in DSUs. Each DSU is redeemable for one common share in the capital of the Corporation after the director or executive ceases to provide services to the Corporation. Shares will be issued from the Corporation’s share distribution plan.

Balance	DSUs for common shares
At January 1, 2021	820,031
DSUs granted	35,953
DSUs exercised	(99,761)
At December 31, 2021	756,223
DSUs granted	80,319
DSUs exercised	(126,862)
At December 31, 2022	709,680

During 2022, compensation expense of $529,000 (2021 - $672,000) was recorded in net loss relating to 80,319 DSUs (2021 - 35,953) granted during the year.

During 2022, 126,862 DSUs (2021 – 99,761) were exercised, net of applicable taxes, which resulted in the issuance of 58,990 common shares (2021 – 46,388), resulting in an impact on equity of $753,000 (2021 - $1,290,000).

As at December 31, 2022, 709,680 deferred share units were outstanding (2021 – 756,223).

(e)	Restricted share units:

Restricted share units (“RSUs”) are granted to employees and executives. Each RSU is convertible into one common share. The RSUs vest after a specified number of years from the date of issuance, and under certain circumstances, are contingent on achieving specified performance criteria. A performance factor adjustment is made if there is an over-achievement (or under-achievement) of specified performance criteria, resulting in additional (or fewer) RSUs being converted.

The Corporation has two plans under which RSUs may be granted, the consolidated share distribution plan and the market purchase RSU plan. Awards under the consolidated share distribution plan are satisfied by the issuance of treasury shares on maturity.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

21.	Equity (cont’d):
(e)	Restricted share units (cont’d):
Balance	RSUs for common shares
At January 1, 2021	1,129,946
RSUs granted	195,838
RSU performance factor adjustment	(12,128)
RSUs exercised	(325,863)
RSUs forfeited	(21,573)
At December 31, 2021	966,220
RSUs granted	567,693
RSU performance factor adjustment	(29,004)
RSUs exercised	(460,681)
RSUs forfeited	(42,148)
At December 31, 2022	1,002,080

During 2022, compensation expense of $2,778,000 (2021 - $2,904,000) was recorded in net loss.

During 2022, 567,693 RSUs were issued (2021 – 195,838). The fair value of RSU grants is measured based on the stock price of the shares underlying the RSU on the date of grant.

During 2022, 460,681 RSUs (2021 – 325,863) were exercised, net of applicable taxes, which resulted in the issuance of 217,832 common shares (2021 – 156,449), resulting in an impact on equity of $2,466,000 (2021 - $4,357,000).

As at December 31, 2022, 1,002,080 RSUs were outstanding (2021 – 966,220).

22.	Commitments and contingencies:

As at December 31, 2022, as specified in the Equity Joint Venture Agreement, the Corporation has fulfilled its capital contribution commitments to Weichai Ballard JV (note 14). The Corporation is committed to minimum lease payments (note 19).

Long-term investments include two investments committing the Corporation to be a limited partner in newly-created hydrogen infrastructure and growth equity funds (note 14). The Corporation has committed to investing £25,000,000 (including £7,215,000 invested as of December 31, 2022) into HyCap. The Corporation has committed to investing €30,000,000 (including €996,000 invested as of December 31, 2022) into Clean H2.

As at December 31, 2022, the Corporation has outstanding commitments aggregating up to a maximum of $42,576,000 relating primarily to purchases of property, plant and equipment.

In connection with the acquisition of intellectual property from UTC in April 2014, the Corporation retains a royalty obligation in certain circumstances to pay UTC a portion of any future intellectual property sale and licensing income generated from certain of the Corporation’s intellectual property portfolio for a period of 15 years expiring in April 2029. No royalties were paid to UTC in the years ended December 31, 2022 and December 31, 2021.

The Corporation retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $4,613,000 (CDN $5,351,000), on sales of certain fuel cell products for commercial distributed utility applications. As of December 31, 2022, no royalties have been incurred to date for this agreement.

The Corporation also retains a previous funding obligation to pay royalties of 2% of revenues, to a maximum of $1,896,000 (CDN $2,200,000), on sales of certain fuel cell products for commercial transit applications. As of December 31, 2022, no royalties have been incurred to date for this agreement.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

22.	Commitments and contingencies (cont’d):

In the ordinary course of business or as required by certain acquisition or disposition agreements, the Corporation is not periodically required to provide certain indemnities to other parties. As of December 31, 2022, the Corporation has not accrued any significant amount owing, or receivable, due to any indemnity agreements undertaken in the ordinary course of business.

23.	Disaggregation of revenue:

The Corporation’s operations and main revenue streams are the same as those described in note 4. The Corporation’s revenue is derived from contracts with customers.

In the following table, revenue is disaggregated by geographical market, by market application, and by timing of revenue recognition.

	December 31, 2022	December 31, 2021
Geographical markets
China	$9,127	$38,818
Europe	40,370	42,588
North America	28,572	20,599
Other	5,717	2,500
	$83,786	$104,505
Market application
Heavy Duty Motive	38,914	51,663
Material Handling	6,353	8,140
Stationary Power Generation	10,917	8,214
Technology Solutions	27,602	36,488
	$83,786	$104,505
Timing of revenue recognition
Products transferred at a point in time	52,749	65,208
Products and services transferred over time	31,037	39,297
	$83,786	$104,505
24.	Personnel expenses:

Personnel expenses are included in cost of product and service revenues, research and product development expense, general and administrative expense, sales and marketing expense, and other expense.

	December 31, 2022	December 31, 2021
Salaries and employee benefits	$99,778	$84,555
Share-based compensation (note 21)	9,408	9,669
	$109,186	$94,224

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

25.	Other operating expense:
	December 31, 2022	December 31, 2021
Net impairment loss on trade receivables	$73	$54
Impairment loss allowance	—	—
Restructuring and related costs	5,317	156
Acquisition related costs	2,857	2,115
	$8,247	$2,325

During the year ended December 31, 2022, the Corporation recorded a net impairment loss on trade receivables of $73,000 (2021 - $54,000), consisting primarily of various miscellaneous receivables no longer deemed collectible. In the event that the Corporation recovers any amounts previously recorded as impairment losses, the recovered amount will be recognized as a reversal of the impairment loss in the period of recovery.

During the year ended December 31, 2022, total restructuring and related charges of $5,317,000 were comprised of: cost reduction initiatives of $482,000 (2021 - $156,000) and additional charges of $4,835,000 (2021 - $nil) related to the post-acquisition restructuring of operations at Ballard Motive Solutions in the UK (note 7) including contract exit and modification costs, grant adjustment charges, personnel change costs, and legal and advisory costs, net of expected recoveries.

Acquisition related costs of $2,857,000 (2021 - $2,115,000) for the year ended December 31, 2022 consist primarily of other legal, advisory, and transaction related costs incurred due to certain corporate development activities.

26.	Finance income and expense:
	2022	2021
Employee future benefit plan expense (note 20)	$(189)	$(251)
Investment income	19,609	3,743
Mark to market and foreign exchange loss on financial assets (notes 14 & 33)	(16,877)	(9,024)
Foreign exchange loss	(4,545)	(1,336)
Government levies	(100)	(1,945)
Finance loss and other	$(2,102)	$(8,813)
Finance expense	$(1,279)	$(1,294)
27.	Impairment charges on intangible assets:

Upon acquisition of Ballard Motive Solutions (note 7), acquired intangible assets consisting of technology (patents, know-how and in-process research and development), customer contracts and relationships, and non-compete agreement were recognized. In connection with the post-acquisition restructuring of operations at Ballard Motive Solutions, management noted indicators of impairment for the acquired intangible assets, resulting in a write-down totalling $13,017,000.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

27.	Impairment charges on intangible assets (cont’d):

Acquired intangible assets with a net book value of $15,517,000 were assessed for impairment. The fair value of the technology intangible assets was determined by using the Discounted Cash Flow (“DCF”) approach which is a variant of the Income Approach. The fair value of the acquired technology was estimated by calculating the net present value of the future economic benefits expected to accrue to the acquired technology. As a result of this review, the Corporation estimated that the fair value of the acquired Ballard Motive Solutions’ technology intangible assets to be $2,500,000 as at December 31, 2022, resulting in an impairment charge of $11,978,000 on the technology intangible assets for the year ended December 31, 2022. Furthermore, as part of this review, the Corporation estimated the fair value of the acquired customer contracts and relationships (net book value of $880,000) and non-compete agreement (net book value of $159,000) to be $nil and $nil respectively as at December 31, 2022, resulting in impairment charges of $880,000 and $159,000 respectively for the year ended December 31, 2022.

Acquired intangible assets	Cost	Accumulated amortization	Net carrying amount	Impairment	Ending Balance
Technology	$15,976	$1,498	$14,478	$11,978	$2,500
Customer contracts and relationships	1,048	168	880	880	—
Non-compete agreement	255	96	159	159	—
	$17,279	$1,762	$15,517	$13,017	$2,500
28.	Recovery on settlement of contingent consideration:

Total contingent cash consideration payable from the acquisition of Ballard Motive Solutions of up to $27,000,000 ($14,900,000 paid as of December 31, 2022) was measured at fair value of $26,258,000 on the acquisition date in November 2021 (note 7). Since the payment of the cash consideration is contingent on the achievement of various performance conditions (milestones) over an up to three-year period from the acquisition date, any change in the fair value of contingent payables due to changes in expectation of meeting milestones is recognized in the consolidated statements of loss and comprehensive income (loss). During the year ended December 31, 2022, the Corporation recognized a recovery on expected contingent consideration no longer payable of $9,891,000, representing the total estimated change in the fair value of remaining contingent consideration payable for certain milestones that have been cancelled by legal agreement.

29.	Income taxes:
(a)	Current tax expense:

The components of income tax benefit (expense) included in the determination of the profit (loss) from continuing operations comprise of:

	2022	2021
Current tax expense
Current period income tax	$39	$63
Withholding tax	3	21
Total current tax expense	$42	$84
Deferred tax expense
Origination and reversal of temporary differences	$(18,849)	$(31,581)
Adjustments for prior periods	304	(565)
Change in unrecognized deductible temporary differences	14,967	31,846
Total deferred tax expense	$(3,578)	$(300)

Total income tax expense (recovery) from continuing operations	$(3,536)	$(216)

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.	Income taxes (cont’d):
(a)	Current tax expense (cont’d):

The Corporation’s effective income tax rate differs from the combined Canadian federal and provincial statutory income tax rate for companies. The principal factors causing the difference are as follows:

	2022	2021
Net loss before income taxes (from continuing operations)	$(177,030)	$(114,613)
Expected tax recovery at 27.00% (2021 – 27.00%)	$(47,798)	$(30,945)
Increase (reduction) in income taxes resulting from:
Non-deductible expenses (non-taxable income)	13,865	6,330
Expiry of losses and ITC	1,515	64
Investment tax credits earned	(3,782)	(3,677)
Foreign tax rate and tax rate differences	4,884	3,341
Change in unrecognized deductible temporary differences	27,777	24,651
Other	3	20
Income taxes (recovery) from continuing operations	$(3,536)	$(216)
(b)	Recognized deferred tax assets and liabilities:

The components of the Corporation’s deferred tax assets and liabilities as at December 31, 2022 are as follows:

	2022	2021
Deferred tax assets
Losses from operations carried forward	$596	$665
Research and development tax credits	29	32
	$625	$697
Deferred tax liabilities
Intangible assets	$(625)	$(4,275)
Deferred tax liabilities	$—	$(3,578)
(c)	Unrecognized deferred tax asset:

At December 31, 2022, the Corporation did not recognize any deferred tax assets resulting from the following deductible temporary differences for financial statement and income tax purposes.

	2022	2021
Scientific research expenditures	$127,482	$122,742
Investments	21,463	9,357
Share issuance costs	23,588	33,100
Losses from operations carried forward	284,468	219,326
Investment tax credits	43,451	42,939
Property, plant and equipment and intangible assets	206,491	217,142
	$706,943	$644,606

Deferred tax assets have not been recognized in respect of these deductible temporary differences because it is not currently probable that future taxable profit will be available against which the Corporation can utilize the benefits.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

29.	Income taxes (cont’d):

The Corporation has available to carry forward the following as at December 31:

	2022	2021
Canadian scientific research expenditures	$127,482	$122,742
Canadian losses from operations	165,647	131,514
Canadian investment tax credits	40,877	42,939
German losses from operations for corporate tax purposes	501	232
US federal losses from operations	49,237	50,103
Denmark losses from operations	50,495	35,996
Hong Kong losses from operations	61	50
UK losses from operations	14,304	2,659
UK research and development tax credits	115	129

The Canadian scientific research expenditures may be carried forward indefinitely. The Canadian losses from operations may be used to offset future Canadian taxable income and expire over the period from 2032 to 2042.

The German, Hong Kong, Denmark and UK losses from operations may be used to offset future taxable income in Germany, Hong Kong, Denmark and UK for corporate tax and trade tax purposes and may be carried forward indefinitely.

The US federal losses from operations incurred prior to January 1, 2018 may be used to offset future US taxable income and expire over the period from 2022 to 2037 and may be carried forward indefinitely for losses incurred after January 1, 2018.

The Canadian investment tax credits may be used to offset future Canadian income taxes otherwise payable and expire over the period from 2022 to 2042. The UK scientific research and development tax credits may be carried forward indefinitely.

30.	Related party transactions:

Related parties include shareholders with a significant ownership interest in the Corporation, including its subsidiaries and affiliates, and the Corporation’s equity accounted investees: Weichai Ballard JV and Synergy Ballard JVCo (note 14).

For the year ended December 31, 2022 and 2021, related party transactions and balances with the Corporation’s 49% owned equity accounted investee, Weichai Ballard JV, were as follows:

Balances with related party - Weichai Ballard JV	2022	2021
Trade and other receivables	$13,320	$10,794
Investments	24,026	28,982
Deferred revenue	2,095	2,730

Transactions during the year with related party - Weichai Ballard JV	2022	2021
Revenues	$8,115	$35,239

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

30.	Related party transactions (cont’d):

For the year ended December 31, 2022 and 2021, related party transactions and balances with the Corporation’s 10% owned equity accounted investee, Synergy Ballard JVCo, were as follows:

Balances with related party - Synergy Ballard JVCo	2022	2021
Trade and other receivables	$99	$99
Investments	—	—
Deferred revenue	—	16

Transactions during the year with related party - Synergy Ballard JVCo	2022	2021
Revenues	$54	$3,441

Corporation Directors and Executive Officers

The Corporation provides key management personnel, being board directors and executive officers, certain benefits, in addition to their salaries. Key management personnel also participate in the Corporation’s share-based compensation plans (note 21).

In addition to cash and equity compensation, the Corporation provides the executive officers with certain personal benefits, including car allowance, medical benefit program, long and short-term disability coverage, life insurance and an annual medical, financial planning allowance and relocation allowances and services as necessary.

The employment agreements for the executive officers are substantially the same with slight variations by individual. The maximum obligation that is required to be provided in the event of termination is notice of 12 months plus one month for every year of employment completed with the Corporation (to a maximum of 24 months), or payment in lieu of such notice, consisting of the salary, bonus and other benefits that would have been earned during such notice period. If there is a change of control, and if the executive officer’s employment is terminated, including a constructive dismissal, within 2 years following the date of a change of control, the executive officer is entitled to a payment equivalent to payment in lieu of a 24 month notice period. The minimum obligation that is required is limited to that required by employment standards legislation plus one day for every full month of employment since hire date, with no distinction made for a change of control situation.

Key management personnel compensation is comprised of:

	2022	2021
Salaries and employee benefits	$3,416	$3,767
Post-employment retirement benefits	61	74
Termination benefits	247	—
Share-based compensation (note 21)	1,793	2,411
	$5,517	$6,252
31.	Supplemental disclosure of cash flow information:
Non-cash financing and investing activities:	2022	2021
Compensatory shares	$1,029	$704

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

32.	Operating segments:

The Corporation operates in a single segment, Fuel Cell Products and Services, which consists of the design, development, manufacture, sale and service of PEM fuel cell products for a variety of applications, focusing on the power product markets of Heavy-Duty Motive (consisting of bus, truck, rail and marine applications), Material Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer, and the license and sale of the Corporation’s extensive intellectual property portfolio and fundamental knowledge for a variety of PEM fuel cell applications.

Revenues of Ballard Motive Solutions are included in the Technology Solutions or Heavy Duty Motive market depending on the nature of the contracted revenue.

In 2022, revenues included sales to two individual customer of $9,426,000 and $8,115,000, respectively, which exceeded 10% of total revenue. In 2021, revenues included sales to one individual customer of $35,239,000, which exceeded 10% of total revenue.

Revenues from continuing operations by geographic area, which are attributed to countries based on customer location for the years ended December 31, are as follows:

Revenues	2022	2021
United States	$24,052	$17,536
Germany	13,685	22,063
United Kingdom	9,893	8,968
China	9,127	38,818
France	6,903	1,827
Canada	4,520	3,063
Australia	3,711	36
Belgium	3,430	2,121
Denmark	2,529	3,026
Poland	1,769	541
Spain	763	926
India	656	439
Taiwan	640	912
Norway	591	2,521
Japan	541	954
Other countries	976	754
	$83,786	$104,505

Non-current assets by geographic area are as follows:

	December 31,	December 31,
Non-current assets	2022	2021
Canada	$180,421	$157,805
China	24,047	29,009
United States	6,791	4,121
Denmark	4,398	3,270
United Kingdom	2,913	17,552
	$218,570	$211,757

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.	Financial instruments:
(a)	Fair value:

The Corporation’s financial instruments consist of cash and cash equivalents, short-term investments, trade and other receivables, investments, and trade and other payables. The fair values of cash and cash equivalents, trade and other receivables, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

Short-term investments comprise term deposits with terms of greater than 90 days and a previously held investment in a Danish public company held by Ballard Power Systems Europe ("BPSE"). BPSE had an investment of approximately $5,000 in a Danish private company, Green Hydrogen Systems A/S which issued an initial public offering on the Danish stock exchange in June 2021. On June 17, 2021, BPSE received 259,551 shares in the new publicly-owned investment company (after relinquishing its shares in the previous privately-held company) initially valued at $1,681,000. During the year ended December 31, 2022, the Corporation sold its remaining Green Hydrogen shares for net proceeds of $1,010,000 (2021 - $336,000).

Long-term investments comprise newly-created hydrogen infrastructure and growth equity funds: HyCap Fund and Clean H2 Fund, and an investment in Forsee Power, Wisdom Motor, and Quantron AG, as well as equity-accounted investments. Changes in fair value and foreign exchange adjustments are recognized as gains or losses in the consolidated statements of loss and comprehensive income (loss) and included in finance loss and other (note 26). During the year ended December 31, 2022, the Corporation recognized net mark to market and foreign exchange losses of $16,877,000 (2021 - $9,024,000).

Increase (decrease) in fair value due to MTM and foreign exchange	December 31, 2022	December 31, 2021
Short-term investment - Green Hydrogen	$15	$1,422
Long-term investment - Forsee Power	(14,865)	(10,474)
Long-term investment - Wisdom Motor	—	—
Long-term investment - Quantron AG	150	—
Long-term investment - HyCap Fund	(1,597)	26
Long-term investment - Clean H2 Fund	(580)	2
Decrease in fair value of investments	$(16,877)	$(9,024)

Fair value measurements recognized in the statement of financial position must be categorized in accordance with the following levels:

(i)	Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Corporation’s above-mentioned investments in Green Hydrogen and Forsee Power are categorized as Level 1 whereas the other investments are all categorized as Level 3.

(b)	Financial risk management:

The Corporation primarily has exposure to foreign currency exchange rate risk, commodity risk, interest rate risk, and credit risk.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.	Financial instruments (cont’d):
(b)	Financial risk management (cont’d):

Foreign currency exchange rate risk

Foreign currency exchange rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Corporation is exposed to currency risks primarily due to its holdings of Canadian dollar denominated cash equivalents and its Canadian dollar denominated purchases and accounts payable. Substantially all receivables are denominated in U.S. dollars.

Periodically, the Corporation uses foreign exchange currency contracts to manage exposure to currency rate fluctuations. These contracts are recorded at their fair value as either assets or liabilities on the statement of financial position. Any changes in fair value are either (i) recorded in the statement of comprehensive income (loss) if formally designated and qualified under hedge accounting criteria; or (ii) recorded in the statements of loss and comprehensive income (loss) if either not designated, or not qualified, under hedge accounting criteria. The outstanding foreign exchange currency contracts are not qualified under hedge accounting.

The Corporation limits its exposure to foreign currency risk by holding Canadian denominated cash and cash equivalents in amounts up to 100% of forecasted twelve month Canadian dollar net expenditures and up to 50% of the following twelve months of forecasted Canadian dollar net expenditures, thereby creating an economic hedge. Periodically, the Corporation also enters into forward foreign exchange contracts to further limit its exposure. At December 31, 2022, the Corporation held Canadian dollar denominated cash and cash equivalents of CDN $75,206,000 and outstanding forward foreign exchange contracts to buy a total of CDN $38,000,000 in 2022 at an average rate of CDN $1.31 to US $1.00.

The following exchange rates applied during the year ended December 31, 2022:

	$US to $1.00 CDN	$CDN to $1.00 US
January 1, 2022 Opening rate	$0.787	$1.271
December 31, 2022 Closing rate	$0.739	$1.354
Fiscal 2022 Average rate	$0.769	$1.301

Based on cash and cash equivalents and forward foreign exchange contracts held at December 31, 2022, a 10% increase in the Canadian dollar against the U.S. dollar, with all other variables held constant, would result in an increase in foreign exchange gains of approximately $8,361,000 recorded against net income.

If the Canadian dollar weakened 10% against the US dollar, there would be an equal, and opposite impact, on net income. This sensitivity analysis includes foreign currency denominated monetary items, and adjusts their translation at year-end, for a 10% change in foreign currency rates.

Commodity risk

Commodity risk is the risk of financial loss due to fluctuations in commodity prices, in particular, for the price of platinum and palladium, which are key components of the Corporation’s fuel cell products. Platinum and palladium are scarce natural resources and therefore the Corporation is dependent upon a sufficient supply of these commodities. To manage its exposure to commodity price fluctuations, the Corporation may include platinum and or palladium pricing adjustments directly into certain significant customer contracts.

Interest rate risk

Interest rate risk is the risk that the fair value of deferred cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation is exposed to interest rate risk arising primarily from fluctuations in interest rates on its cash and cash equivalents. The Corporation limits its exposure to interest rate risk by continually monitoring and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

BALLARD POWER SYSTEMS INC.

Notes to Consolidated Financial Statements

Years ended December 31, 2022, and 2021

(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts and numbers of shares)

33.	Financial instruments (cont’d):
(b)	Financial risk management (cont’d):

Interest rate risk (cont’d)

Based on cash and cash equivalents at December 31, 2022, a 1.0% decline in interest rates, with all other variables held constant, would result in a decrease in investment income of $9,127,700. If interest rates had been 1.0% higher, there would be an equal and opposite impact on net income.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

IFRS 9 Financial Instruments requires impairment losses to be recognized based on “expected losses” that will occur in the future, incorporating forward looking information relating to defaults and applies a single ECL impairment model that applies to all financial assets within scope. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the Corporation in accordance with the contract and the cash flows that the Corporation expects to receive). Under IFRS 9, at each reporting date the Corporation is required to assess whether financial assets carried at amortized cost are credit-impaired.

As a result of this review for the year ended December 31, 2022, the Corporation did not recognize any additional estimated ECL impairment losses.

CORPORATE INFORMATION

CORPORATE OFFICES	EXECUTIVE MANAGEMENT	BOARD OF DIRECTORS
Ballard Power Systems Inc.	Randy MacEwen	Kathy Bayless
Corporate Headquarters	President & Chief Executive Officer	Corporate Director
9000 Glenlyon Parkway		California, USA
Burnaby, BC Canada V5J 5J8	Paul Dobson
T: 604.454.0900	Senior Vice President &	Douglas P. Hayhurst
F: 604.412.4700	Chief Financial Officer	Corporate Director
British Columbia, Canada
INDEPENDENT AUDITORS	Mark Biznek
KPMG LLP	Senior Vice President &	Kevin Jiang
Vancouver, BC Canada	Chief Operations Officer	Corporate Director
Shandong, China
TRANSFER AGENT	Kevin Colbow
Computershare Trust	Senior Vice President &	Hubertus M. Muehlhaeuser
Company of Canada	Chief Technology Officer	Corporate Director
Shareholder Services Department		Schwyz, Switzerland
510 Burrard Street	Mircea Gradu
Vancouver, BC Canada V6C 3B9	Senior Vice President &	R. Randall MacEwen
T: 1.800.564.6253	Chief Engineering Officer	President &
F: 1.866.249.7775		Chief Executive Officer
	David Mucciacciaro	British Columbia, Canada
Senior Vice President &
STOCK LISTING	Chief Commercial Officer	Marty Neese
Ballard's common shares are		Corporate Director
listed on the Toronto Stock	Sarbjot (Jyoti) Sidhu	California, USA
Exchange and on the NASDAQ	Senior Vice President &
Global Market under the trading	Chief People Officer	James Roche
symbol BLDP.		Board Chair
Ontario, Canada
LEGAL COUNSEL
INVESTOR RELATIONS	Canada:	Sherman Sun
To obtain additional information,	Stikeman Elliott, LLP	Corporate Director
please contact:	Vancouver, BC Canada	Shandong, China

Ballard Power Systems	United States:	Janet Woodruff
Investor Relations	Dorsey & Whitney LLP	Corporate Director
9000 Glenlyon Parkway	Seattle, WA USA	British Columbia, Canada
Burnaby, BC Canada V5J 5J8
T: 604.412.3195	Intellectual Property:
E: investors@ballard.com	Seed Intellectual Property
W: www.ballard.com	Law Group, LLC
Seattle, WA USA

www.ballard.com